Filed pursunat to
Genenal Instruction II.L. of Form F-10;
File No. 333-267554

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement together with the short form prospectus dated September 22, 2022, to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference in this prospectus supplement and in the short form prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement, and in the accompanying short form prospectus dated September 22, 2022 to which it relates, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Sandstorm Gold Ltd. at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, telephone (604) 628-1107, and are also available electronically at www.sedar.com and www.sec.gov.

PROSPECTUS SUPPLEMENT

To the Short Form Base Shelf Prospectus dated September 22, 2022

New Issue	September 28, 2022

SANDSTORM GOLD LTD.

15,700,000 Common Shares

US$5.10 per Common Share

This prospectus supplement (the “prospectus supplement”) of Sandstorm Gold Ltd. (“Sandstorm Gold” or the “Corporation”), together with the accompanying short form base shelf prospectus dated September 22, 2022 to which this prospectus supplement relates (the “prospectus”) qualifies the distribution (the “Offering”) of 15,700,000 common shares (the “Offered Shares”) of the Corporation at a price of US$5.10 per common share (the “Offering Price”) to be sold by the Corporation pursuant to an underwriting agreement dated September 28, 2022 (the “Underwriting Agreement”) among BMO Nesbitt Burns Inc. and Scotia Capital Inc. (collectively, the “Co-Lead Underwriters”) and National Bank Financial Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., Canaccord Genuity Corp. and Raymond James Ltd. together with the Co-Lead Underwriters, the “Underwriters”), and the Corporation.

The Corporation has granted to the Underwriters an over-allotment option (the “Over-Allotment Option”) to purchase from the Corporation up to an additional number of Offered Shares representing 15% of the number of Offered Shares sold under the Offering (the “Over-Allotment Shares”) at the Offering Price. The Over-Allotment Option is exercisable, in whole or in part, at any time on or after the closing of the Offering (the “Closing Date”) up to 30 days following the Closing Date to cover over-allotments, if any, and for related market stabilization purposes. This prospectus also qualifies the grant of the Over-Allotment Option and the distribution of any Over-Allotment Shares, as applicable, issued pursuant to the exercise of the Over-Allotment Option. See “Plan of Distribution”.

The Corporation will use the net proceeds of the Offering as described in this prospectus supplement under the heading “Use of Proceeds”. The Offering Price for the Offered Shares was determined by negotiation among the Corporation and the Co-Lead Underwriters, on behalf of the Underwriters, with reference to the prevailing market prices of the issued and outstanding common shares of the Corporation (the “Common Shares”).

The Closing Date is expected to be on or about October 4, 2022, or such earlier or later date as the Corporation and the Co-Lead Underwriters may agree, but in any event no later than November 9, 2022.

The Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “SSL” and on the New York Stock Exchange (the “NYSE”) under the symbol “SAND”. On September 27, 2022, the last trading day before the date of this prospectus supplement, the closing price of the Common Shares on the TSX was C$7.62 and the closing price of the Common Shares on the NYSE was US$5.57.

	Price to the Public		Underwriters’ Fee(1)		Net Proceeds to the Corporation(2)(3)
Per Offered Share		US$5.10		US$0.255		US$4.845
Total(3)	US$	80,070,000	US$	4,003,500	US$	76,066,500

Notes:

(1)

Pursuant to the terms and conditions of the Underwriting Agreement, the Corporation has agreed to pay the Underwriters a cash commission (the “Underwriters’ Fee”) equal to 5.0% of the gross proceeds received by the Corporation from the Offering. See “Plan of Distribution”.

(2)	After deducting the Underwriters’ Fee and before deducting expenses of the Offering, which are estimated to be US$1,500,000, and which the Corporation will pay from the proceeds of the Offering.
(3)

If the Underwriters exercise the Over-Allotment Option in full, the total “Price to the Public”, “Underwriters’ Fee” and “Net Proceeds to the Corporation” will be US$92,080,500, US$4,604,025, and US$87,476,475, respectively.

The following table sets forth the maximum number of additional Common Shares that may be acquired by the Underwriters in connection with the Offering.

Underwriters’ Position	Maximum Size or Number of Securities Available	Exercise Period	Exercise Price
Over-Allotment Option	2,355,000 Over-Allotment Shares(1)	30 days from Closing Date of the Offering	US$5.10 per Over-Allotment Share

Note:

(1)	This prospectus qualifies the grant of the Over-Allotment Option and the distribution of any Over-Allotment Shares, as applicable, issued pursuant to the exercise of the Over-Allotment Option

Unless the context otherwise requires, all references to the “Offering” and the “Offered Shares” in this prospectus supplement shall include the Over-Allotment Option and the Over-Allotment Shares. A purchaser who acquires Offered Shares forming part of the Over-Allotment Option acquires such Offered Shares under this prospectus supplement regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The Underwriters propose to offer the Offered Shares initially at the Offering Price. After the Underwriters have made commercially reasonable efforts to sell all of the Offered Shares qualified by this prospectus supplement at the Offering Price, the Offering Price may be decreased, and further changed from time to time, to an amount not greater than the Offering Price, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers of Offered Shares is less than the gross proceeds to be paid by the Underwriters to the Corporation. However, in no event will the Corporation receive less than net proceeds of US$4.845 per Offered Share (before expenses of the Offering). Subject to applicable laws and in connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when sold by the Corporation, and delivered to and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to the approval of certain legal matters relating to the Offering on behalf of the Corporation by Cassels Brock and Blackwell LLP and Neal, Gerber & Eisenberg LLP, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP and Dorsey & Whitney LLP.

The Corporation has applied to list the Offered Shares distributed under this prospectus supplement on the TSX and NYSE. Listing will be subject to the Corporation fulfilling all listing requirements of the TSX and NYSE, as applicable.

The Offering is being made concurrently in Canada under the terms of this prospectus supplement and in the United States under the terms of the Corporation’s registration statement (the “Registration Statement”) on Form F-10 (File No. 333-267554), as amended, filed with the United States Securities and Exchange Commission (the “SEC”) of which this prospectus supplement forms a part. We are permitted, under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States (“MJDS”), to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. We prepare our annual financial statements, which are incorporated by reference herein, in United States dollars and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and our interim financial statements, which are incorporated by reference herein, in United States dollars and in accordance with IFRS, as applicable to the preparation of interim financial statements including International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”). As a result, they may not be comparable to financial statements of U.S. companies. Annual financial statements which will be deemed incorporated by reference herein in the future, or which may form part of a prospectus supplement in the future, will be prepared in accordance with IFRS and interim financial statements which will be deemed incorporated by reference herein in the future, or which may form part of a prospectus supplement in the future, will be prepared in accordance with IAS 34.

Prospective investors should be aware that the acquisition and disposition of the Common Shares described herein may have tax consequences both in the United States and in Canada. Such tax consequences for investors who are residents in, or citizens of, the United States or Canada may not be fully described herein. Investors should read the tax discussion in this prospectus supplement and consult their own tax advisors with respect to their particular circumstances. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because the Corporation is incorporated in Canada, most of the officers and directors and most of the experts named in this prospectus supplement and in the accompanying prospectus are not residents of the United States, and many of our assets and all or a substantial portion of the assets of such persons are located outside of the United States. See “Enforceability of Certain Civil Liabilities”.

NEITHER THE SEC, ANY CANADIAN SECURITIES REGULATOR, NOR ANY STATE SECURITIES REGULATOR, HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Investing in the Offered Shares is highly speculative and involves significant risks that you should consider before purchasing such Offered Shares. The risks outlined in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference herein and therein should all be carefully reviewed and considered by prospective investors in connection with an investment in the Offered Shares. See “Risk Factors”.

In connection with the Offering, the Corporation may be considered to be a “connected issuer” within the meaning of National Instrument 33-105 – Underwriting Conflicts (“NI 33-105”) to each of BMO Nesbitt Burns Inc., Scotia Capital Inc., National Bank Financial Inc., CIBC World Markets Inc. and RBC Dominion Securities Inc. Affiliates of each of the aforementioned Underwriters are lenders to the Corporation pursuant to the Revolving Credit Facility (as defined herein) as a result of the Revolving Credit Facility, the Underwriters may be deemed to have a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory Authority. See “Relationship Between the Corporation and Certain of the Underwriters (Conflicts of Interest)”.

Mr. Andrew T. Swarthout and Ms. Mary L. Little are each directors of the Corporation but are not resident in a jurisdiction of Canada. Mr. Swarthout and Ms. Little have each appointed Cassels Brock & Blackwell LLP, Suite 2200, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8 as agent for service of process in Canada. Prospective investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

The Corporation’s head and registered office is located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

All dollar amounts in this prospectus supplement and the accompanying prospectus are in United States dollars, unless otherwise indicated. See “Financial Information and Currency”.

PROSPECTUS SUPPLEMENT

PROSPECTUS

ABOUT THIS PROSPECTUS SUPPLEMENT

Unless the context otherwise requires, references to “we”, “us’, “our” or similar terms, as well as references to “Sandstorm Gold” or the “Corporation”, refer to Sandstorm Gold Ltd. together with our subsidiaries.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Offered Shares being offered and also adds to, and updates, information contained in the accompanying prospectus and the documents incorporated by reference herein and therein. The second part, the prospectus, gives more general information, some of which may not apply to the Offered Shares being offered under this prospectus supplement. This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the Offering.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein. If the description of the Offered Shares or any other information varies between this prospectus supplement and the accompanying prospectus (including the documents incorporated by reference herein and therein), the investor should rely on the information in this prospectus supplement. We have not, and the Underwriters have not, authorized anyone to provide you with different or additional information. If anyone provides you with any different, additional, inconsistent or other information, you should not rely on it. Neither the Corporation nor the Underwriters are making an offer to sell or seeking an offer to buy the Offered Shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein is accurate as of any date other than the date on the front of this prospectus supplement, the accompanying prospectus or the respective dates of the documents incorporated by reference herein and therein, regardless of the time of delivery or of any sale of the Offered Shares pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates. Information contained on the Corporation’s website should not be deemed to be a part of this prospectus supplement, the accompanying prospectus or incorporated by reference herein and therein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Shares.

This prospectus supplement shall not be used by anyone for any purpose other than in connection with the Offering.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein contain “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation. Forward-looking information herein, in the accompanying prospectus and in the documents incorporated by reference herein and therein are provided as of the date of such documents only and the Corporation does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm Gold as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Corporation to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the anticipated terms of the Offering; the exercise of the Over-Allotment Option; the expected

Closing Date; the receipt of all necessary regulatory approvals to effect the Offering; and the expected use of net proceeds from the Offering, which ultimately remains subject to the Corporation’s discretion, as well as the impact of general business and economic conditions; each of the Mining Operations (as defined in the prospectus); the absence of control over Mining Operations from which Sandstorm Gold will purchase gold and other metals or from which it will receive royalty payments and risks related to those Mining Operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm Gold; stock market volatility; competition; the aggregate value of Common Shares which may be issued by the Corporation pursuant to any at-the-market equity program and the Corporation’s expected use of net proceeds therefrom; the number or aggregate value of Common Shares which may be purchased under the Corporation’s normal course issuer bid (“NCIB”); audits being conducted by the Canada Revenue Agency and available remedies; management’s expectations regarding the Corporation’s growth and diversification; the potential impact of natural disasters, terrorist acts, health crises and other disruptions and dislocations, including the COVID-19 pandemic and the conflict between Russia and Ukraine; as well as those factors discussed in the section entitled “Risk Factors” in the annual information form of the Corporation dated March 31, 2022 (the “Annual Information Form”), the Annual MD&A (as defined herein), the Interim MD&A (as defined herein) and the Nomad Acquisition Circular (as defined herein) and incorporated by reference herein.

Forward-looking information in in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, includes, among other things, disclosure regarding: the anticipated terms of the Offering; the exercise of the Over-Allotment Option; the expected Closing Date; the receipt of all necessary regulatory approvals to effect the Offering; and the expected use of net proceeds from the Offering, which ultimately remains subject to the Corporation’s discretion; the impact of COVID-19 on the business; the completion of the Antamina NPI Sale (as defined in the prospectus); the achievement of the Delivery Threshold (as defined in the prospectus) under the Hod Maden Stream (as defined in the prospectus); the intended timing for the Corporation’s advancement of the second up-front cash deposit under the Greenstone Gold Stream (as defined herein); the aggregate number of Securities (as defined in the prospectus) that any selling securityholder may offer for sale from time to time under the prospectus; the Corporation’s intention not to list any securities other than Common Shares on any securities exchange; the anticipated terms and conditions of any securities offered under a prospectus supplement; audits being conducted by the Canada Revenue Agency and available remedies; management’s expectations regarding the Corporation’s growth and diversification; Sandstorm Gold’s existing Streams (as defined herein) and royalties; as well as its future outlook and mineral resource and mineral reserve estimates for the Mining Operations; production and cost estimates and expected plans with regard to the Mining Operations and statements with respect to the NCIB and the number of shares that may be purchased under the renewed NCIB. Documents incorporated by reference, such as the Annual Information Form, the Annual MD&A, the Interim MD&A and the Nomad Acquisition Circular include forward-looking information with respect to, among other things, the Corporation’s corporate development and strategy and the production and cost estimates and expected plans with regard to the Mining Operations. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the Mining Operations from which Sandstorm Gold will purchase gold and other metals, or from which it will receive royalty payments, no material adverse change in the market price of commodities, that the Mining Operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to any accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP has not expressed an opinion nor any other form of assurance with respect thereto. The reports of PricewaterhouseCoopers LLP incorporated by reference in this prospectus supplement refer exclusively to the historical financial statements described therein and do not extend to the prospective financial information included in this prospectus supplement, the prospectus and the documents incorporated by reference herein and therein, and should not be read to do so.

Although Sandstorm Gold has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as future actions and events and actual results could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this supplement, the accompanying prospectus and the documents incorporated by reference herein and therein are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For United States reporting purposes, the SEC has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in Industry Guide 7 under the U.S. Securities Act. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the MJDS, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein n may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the above terms are “substantially similar” to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Corporation may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Corporation prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

FINANCIAL INFORMATION AND CURRENCY

The Annual Financial Statements (as defined herein) incorporated by reference in this prospectus supplement, and in the accompanying prospectus, have been prepared in accordance with IFRS and are reported in United States dollars. The Interim Financial Statements (as defined herein) incorporated by reference in this prospectus supplement, and in the accompanying prospectus, have been prepared in accordance with IAS 34 and are reported in United States dollars. IFRS and IAS 34 differ in some significant respects from generally accepted accounting principles in the U.S., and thus these financial statements may not be comparable to financial statements of U.S. companies. The SEC has adopted rules to allow foreign private issuers, such as the Corporation, to prepare and file financial statements prepared in accordance with IFRS and IAS 34 without reconciliation to U.S. GAAP. Accordingly, the Corporation will not be providing a description of the principal differences between U.S. GAAP and IFRS or IAS 34.

The Offering Price in this prospectus supplement is in United States dollars.

References to “United States dollars” or “US$” are to United States dollars. Canadian dollars are referred to as “Canadian dollars” or “C$”. British pounds sterling are referred to as “£”.

The high, low and closing rates for Canadian dollars in terms of the United States dollar for each of the periods indicated, as quoted by the Bank of Canada, were as follows:

	Six Months Ended June 30				Year Ended December 31
	2022		2021		2021		2020
High for period	C$	1.3039	C$	1.2828	C$	1.2942	C$	1.4496
Low for period	C$	1.2451	C$	1.2040	C$	1.2040	C$	1.2718
Rate at end of period	C$	1.2886	C$	1.2394	C$	1.2678	C$	1.2732

On September 27, 2022, the Bank of Canada daily average rate of exchange was US$1.00 = C$1.3726 or C$1.00 = US$0.7285.

The high, low and closing rates for British pounds sterling in terms of the United States dollar for each of the periods indicated, as quoted by the United States Federal Reserve, were as follows:

	Six Months Ended June 30		Year Ended December 31
	2022	2021	2021	2020
High for period	£0.8326	£0.7395	£0.7583	£0.8701
Low for period	£0.7287	£0.7048	£0.7048	£0.7320
Rate at end of period	£0.8222	£0.7243	£0.7407	£0.7320

On September 27, 2022, the daily spot exchange rate, as quoted by the Bank of England, was US$1.00 = £0.9282 or £1.00 = US$1.0774

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference in the accompanying prospectus solely for the purpose of the distribution of the Offered Shares. Information has been incorporated by reference in this prospectus supplement from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Sandstorm Gold Ltd. at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, telephone (604) 628-1107, and are also available electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at

www.sec.gov. The filings of the Corporation through SEDAR and through EDGAR are not incorporated by reference in this prospectus supplement and the accompanying prospectus, except as specifically set out herein.

The following documents, filed by the Corporation with the securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this prospectus supplement:

1.

The Annual Information Form (other than the disclosure contained under the heading “Technical Information – Hod Maden Project, Turkey” which is superseded by the disclosure contained in the prospectus).

2.

The audited consolidated financial statements of the Corporation as at, and for the years ended, December 31, 2021 and 2020, together with the independent registered public accounting firm’s report thereon and the notes thereto (the “Annual Financial Statements”).

3.	The management’s discussion and analysis of the Corporation for the year ended December 31, 2021 (the “Annual MD&A”);

4.

The unaudited condensed consolidated interim financial statements of the Corporation as at June 30, 2022, and for the three and six months ended June 30, 2022 and 2021, together with the notes thereto (the “Interim Financial Statements”).

5.	The management’s discussion and analysis of the Corporation for the three and six months ended June 30, 2022 (the “Interim MD&A”).

6.

The material change report of the Corporation dated May 11, 2022, relating to the announcement of the Nomad Acquisition (as defined in the prospectus) and the BaseCore Transaction (as defined in the prospectus).

7.	The material change report of the Corporation dated August 16, 2022, relating to the completion of the Nomad Acquisition.

8.	The business acquisition report of the Corporation dated August 12, 2022, relating to the BaseCore Transaction (the “BaseCore BAR”).

9.	The business acquisition report of the Corporation dated September 1, 2022 relating to the Nomad Acquisition (the “Nomad BAR”).

10.	The management information circular of the Corporation dated April 14, 2022, prepared in connection with the annual and special meeting of shareholders of the Corporation held on June 3, 2022.

11.

The management information circular of the Corporation dated July 11, 2022, prepared in connection with the special meeting of shareholders of the Corporation held on August 9, 2022 to consider the Nomad Acquisition (other than (i) the disclosure contained under the heading “Other Information – Interest of Experts”, which is superseded by the disclosure contained in the prospectus and this prospectus supplement, (ii) disclosure relating to the Hod Maden Report (as defined therein), which is superseded by the disclosure contained in the prospectus, and (iii) the disclosure with respect to the Blyvoor Report (as defined therein), which is not a material project to the Corporation) (the “Nomad Acquisition Circular”).

12.	The template version of the marketing materials related to the Offering and filed on September 27, 2022 (the “Marketing Materials”).

Any document of the type referred to in item 11.1 of Form 44-101F1 – Short Form Prospectus of National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators (other than confidential material change reports, if any) filed by the Corporation with any securities commissions or similar regulatory authorities in Canada after the date of this prospectus supplement and prior to the termination of the Offering disclosing additional or updated information filed pursuant to the requirements of applicable securities legislation in Canada during the period that this prospectus supplement is effective shall be deemed to be incorporated by reference in this prospectus supplement. These documents are available on SEDAR, which can be accessed at www.sedar.com.

In addition, to the extent any such document is included in any report on Form 6-K furnished to the SEC or in any report on Form 40-F (or any respective successor form) filed with the SEC subsequent to the date of this prospectus supplement and prior to the termination or completion of the Offering, such document shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this prospectus supplement forms a part (in the case of any report on Form 6-K, if and to the extent expressly set forth in such report).

In addition, any other report on Form 6-K and the exhibits thereto filed or furnished by the Corporation with the SEC under the Exchange Act from the date of this prospectus supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this prospectus forms a part, but only if and to the extent expressly so provided in any such report. The Corporation’s current reports on Form 6-K and annual reports on Form 40-F are available on EDGAR at www.sec.gov.

The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and readers should review all information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated or deemed to be incorporated herein and therein by reference.

Any statement contained in this prospectus supplement, the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this prospectus supplement and the accompanying prospectus, to the extent that a statement contained herein, or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this prospectus supplement or the accompanying prospectus, except as so modified or superseded.

When the Corporation files a new annual information form, audited consolidated financial statements and related management’s discussion and analysis and, where required, they are accepted by the applicable securities regulatory authorities during the time that this prospectus supplement is valid, the previous annual information form, the previous audited consolidated financial statements and related management’s discussion and analysis and all unaudited interim condensed consolidated financial statements and related management’s discussion and analysis for such periods, all material change reports and any business acquisition report filed prior to the commencement of the Corporation’s financial year in which the new annual information form is filed will be deemed no longer to be incorporated by reference in this prospectus supplement. Upon new unaudited interim condensed consolidated financial statements and related management’s discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the term of this prospectus supplement, all unaudited interim condensed consolidated financial statements and related management’s discussion and analysis filed prior to the filing of the new unaudited interim condensed consolidated financial statements shall be deemed no longer to be incorporated by reference into this prospectus supplement. Upon a management information circular in connection with an annual meeting being filed by us with the appropriate securities regulatory authorities during the currency of this prospectus, the management information circular filed in connection with the previous annual meeting (unless such management information circular also related to a special meeting) will be deemed no longer to be incorporated by reference in this prospectus supplement.

TECHNICAL AND THIRD-PARTY INFORMATION

Except where otherwise stated, the disclosure in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference herein and therein, relating to properties and operations on the properties in which the Corporation holds royalty, stream or other interests, including the disclosure included in the sections entitled “Hod Maden Project” in the prospectus, “General Development of the Business” and “Description of the Business” in the Annual Information Form and “Appendix C – Information Concerning Sandstorm” in the Nomad Acquisition Circular, is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof or as of the date of (or as specified in) this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference herein and therein, as applicable, and none of this information has been independently verified by the Corporation. Specifically, as a royalty or stream holder, the Corporation has limited, if any, access to properties included in its asset portfolio. Additionally, the Corporation may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. The Corporation is dependent on, (i) the operators of the properties and their qualified persons to provide information to the Corporation, or (ii) publicly available information (including the information described in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein) to prepare disclosure pertaining to properties and operations on the properties on which the Corporation holds royalty, stream or other interests, and generally has limited or no ability to independently verify such information. Such information is necessarily imprecise because it depends upon the judgment of the individuals who operate the properties on which the Corporation holds royalty, stream or other interests. Although the Corporation does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by owners or operators may relate to a larger property than the area covered by the Corporation’s royalty, stream or other interests. The Corporation’s royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

The disclosure in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference herein and therein relating to mineral reserve and mineral resource statements for individual properties is made as at the dates indicated. In addition, numerical information contained in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference herein and therein that has been derived from information publicly disclosed by owners or operators may have been rounded by the Corporation and, therefore, there may be some inconsistencies within the information presented in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference herein and therein, on the one hand, and with respect to significant digits presented in the information publicly disclosed by owners or operators, on the other hand.

The Corporation considers its stream and royalty interests with respect to the Antamina mine and the Hod Maden project to be its only material mineral properties for the purposes of NI 43-101.

The disclosure contained herein or in the documents incorporated herein by reference of a scientific or technical nature for the Antamina mine is based on:

(i)

the technical report entitled “Technical Report, Mineral Reserves and Resources, Antamina Deposit, Peru 2010” dated January 31, 2011, and having an effective date of January 1, 2011, which technical report was prepared for Compañía Minera Antamina S.A., the Peruvian company that owns and operates the project and is jointly owned by Teck Resources Limited (“Teck”), BHP Billiton plc and Glencore plc, and which report was filed under Teck’s SEDAR profile on March 22, 2011; and

(ii)

information that has been disclosed by Teck, which was sourced from Teck’s annual information form dated February 23, 2022, for the year ended December 31, 2021 and filed on Teck’s SEDAR profile on February 25, 2022.

The disclosure contained herein or in the documents incorporated herein by reference of a scientific or technical nature for the Hod Maden project is based on:

(i)

the technical report entitled “Hod Maden Project, Feasibility Study – Updated Technical Report NI 43-101” dated July 13, 2022, and having an effective date of February 28, 2021, which technical report was prepared for Horizon Copper Corp. (then Royalty North Partners Ltd.) (“Horizon”) and filed under Horizon’s SEDAR profile on July 20, 2022; and

(ii)

information that has been disclosed by Horizon, which was sourced from Horizon’s management information circular dated July 26, 2022, prepared in connection with the annual general and special meeting of shareholders of Horizon held on August 29, 2022 to consider, among other things, the Spin-Out Transaction (as defined in the prospectus) and filed on Horizon’s SEDAR profile on July 29, 2022.

All scientific and technical information contained herein and in the documents incorporated by reference herein, including all scientific and technical information contained herein and in the documents incorporated by reference herein relating to the Antamina mine and the Hod Maden project, was reviewed and approved in accordance with NI 43-101 by Imola Götz, M.Sc., P.Eng, F.E.C., Vice President, Mining & Engineering of the Corporation, a qualified person under NI 43-101.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement of which this prospectus supplement forms a part: (1) the Underwriting Agreement; (2) the documents listed under “Documents Incorporated by Reference” (other than the footnote to the audit report of PricewaterhouseCoopers LLP relating to the financial statements of Nomad Royalty Company Ltd. (“Nomad”) as at December 31, 2021 and 2020 and for the years then ended, incorporated by reference in the Nomad BAR and the Nomad Acquisition Circular, which is expressly excluded from incorporation by reference into the Registration Statement); (3) the consent of PricewaterhouseCoopers LLP with respect to their independent registered public accounting firm’s report on the Annual Financial Statements and the consent of PricewaterhouseCoopers LLP with respect to their independent registered public accounting firm’s report on the audited consolidated financial statements of Nomad as at and for the fiscal years ended December 31, 2021 and December 31, 2020, including the notes thereto incorporated by reference in the Nomad Acquisition Circular and the Nomad BAR; (4) the consent of Deloitte LLP with respect to their independent auditor’s report on the audited carve-out financial statements of the BaseCore Royalty Package (as defined herein) as at and for the years ended December 31, 2021 and December 31, 2020 contained or incorporated by reference in the Nomad Acquisition Circular and the BaseCore BAR; (5) the consent of the Corporation’s Canadian counsel, Cassels Brock & Blackwell LLP; (6) the consent of the Underwriters’ Canadian counsel, Blake, Cassels & Graydon LLP; (7) powers of attorney from certain of the Corporation’s directors and officers (included on the signature page to the Registration Statement); and (8) the consents of the “qualified persons” referred to in this prospectus supplement under “Interest of Experts”.

MARKETING MATERIALS

The Marketing Materials are not part of this prospectus supplement and the prospectus to the extent that the contents of the Marketing Materials have been modified or superseded by a statement contained in this prospectus supplement or any amendment. Any “template version” of “marketing materials” (each as defined in National Instrument 41-101 – General Prospectus Requirements) filed with the securities commission or similar authority in each of the provinces of Canada, other than Québec, in connection with the Offering after the date hereof but prior to the termination of the distribution of the Offered Shares under this prospectus supplement (including any amendments to, or an amended version of, the marketing materials) is deemed to be incorporated by reference herein.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC the Registration Statement on Form F-10 (File No. 333-267554) under the U.S. Securities Act with respect to the Offered Shares offered under this prospectus supplement. This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, which form a part of the Registration Statement, do not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Information omitted from this prospectus supplement or the prospectus but contained in the Registration Statement is available on EDGAR under the Corporation’s profile at www.sec.gov. Reference is also made to the Registration Statement and the exhibits thereto for further information with respect to us, the Offering and the Offered Shares. Statements contained in this prospectus supplement as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

We are required to file with the various securities commissions or similar authorities in each of the applicable provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are also an SEC registrant subject to the informational requirements of the Exchange Act and, accordingly, file with, or furnish to, the SEC certain reports and other information. Under the MJDS adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those of the United States. We are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

THE CORPORATION

Sandstorm Gold is a non-operating gold streaming and royalty company that generates its revenue primarily from the sale of gold and other metals, and from the receipt of royalty payments. Sandstorm Gold is focused on acquiring Streams and royalties on mines with low production costs, significant exploration potential and strong management teams. Sandstorm Gold currently has a portfolio of 250 Streams (as defined below) and net smelter return (“NSR”) and other royalty agreements and interests, of which 39 of the underlying mines are producing.

Sandstorm Gold seeks to acquire gold and other metals purchase agreements (each, a “Gold Stream” or a “Stream”) from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Stream, Sandstorm Gold receives the right to purchase, at a fixed price per unit or at variable prices passed on spot, a percentage of a mine’s production for the operating life of the asset.

A royalty is a payment to a royalty holder by a property owner or an operator of a property and is typically based on a percentage of the minerals or other products produced or the revenues or profits generated from the property. Royalties are not typically working interests in a property and, depending on the nature of a royalty interest and the laws applicable to it and the project, the royalty holder is generally not responsible for, and has no obligation to contribute additional funds for any purpose, including, but not limited to, operating or capital costs or environmental or reclamation liabilities. An NSR royalty is generally based on the value of production or net proceeds received by an operator from a smelter or refinery. These proceeds are usually subject to deductions or charges for transportation, insurance, smelting and refining costs as set out in the specific royalty agreement. For gold royalties, the deductions are generally minimal. NSRs generally provide cash flow which is free of any operating or capital costs and environmental liabilities. A smaller percentage NSR in a project can effectively equate to the economic value of a larger percentage profit or working interest in the same project.

Streams and royalties are an alternative to other more conventional forms of financing, including equity, convertible securities and debt financings which can be used to finance mineral projects. Sandstorm Gold competes directly with these other sources of capital to provide financing. Sandstorm Gold plans to grow and diversify its production profile through the acquisition of additional Streams and royalties. There is no assurance, however, that any potential acquisitions will be successfully completed.

The documents incorporated by reference herein, including the Annual Information Form, contain further details regarding the business of Sandstorm Gold. See “Documents Incorporated by Reference”.

RISK FACTORS

Before deciding to invest in the Offered Shares, investors should carefully consider all of the information contained in, and incorporated or deemed to be incorporated by reference in, this prospectus supplement and the accompanying prospectus. An investment in the Offered Shares is subject to certain risks, including risks related to the business of the Corporation, risks related to mining operations and risks related to the Corporation’s securities described in the documents incorporated or deemed to be incorporated by reference in the prospectus and herein by reference. See the risk factors below and the “Risk Factors” sections of the documents incorporated or deemed to be incorporated by reference herein and therein, specifically the Annual Information Form, the Annual MD&A, the Interim MD&A and the Nomad Acquisition Circular. Each of the risks described in these sections and documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a loss of your investment. Additional risks and uncertainties not known to us or that we currently deem immaterial may also impair our business, financial condition, results of operations and prospects.

Price volatility of Common Shares

The market price of the Common Shares may fluctuate due to a variety of factors relative to the Corporation’s business, including announcements of new development, fluctuations in the Corporation’s operating results, sales of the Common Shares in the marketplace, failure to meet analysts’ expectations, the impact of any public announcements made in regard to the Offering, general market conditions or the worldwide economy. In recent years, the Common Shares and stock markets in Canada and the United States have experienced significant price fluctuations, for reasons which may have been unrelated to the operating performance of the Corporation or the affected companies, such factors including macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes. There can be no assurance that the market price of the Common Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation’s performance. As a result of any of these factors, the market price of Sandstorm Gold’s securities at any given time may not accurately reflect the long-term value of Sandstorm Gold.

Broad discretion in the use of proceeds

The Corporation currently expects to apply the net proceeds it receives from the Offering as described under “Use of Proceeds” of this prospectus supplement. Management of the Corporation will have broad discretion in the application of the net proceeds from the Offering and could spend the proceeds in ways that do not improve the Corporation’s results of operations or enhance the value of the Common Shares. The failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Corporation’s business and cause the price of the Common Shares to decline. Pending their use, the Corporation may invest the net proceeds from the Offering in a manner that does not produce income or that loses value.

Future sales or issuances of securities

The Corporation may issue additional securities to finance future activities outside of the Offering. The Corporation cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the expectation that such sales could occur, may adversely affect prevailing market prices of the Common Shares. In connection with any issuance of Common Shares, investors will suffer dilution to their voting power and the Corporation may experience dilution in its earnings per share.

Potential treatment as a “passive foreign investment company” under the U.S. Internal Revenue Code could result in adverse U.S. federal income tax consequences for U.S. investors

Prospective U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences if we are classified as a PFIC (as defined herein) for U.S. federal income tax purposes. The determination of whether we are a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and such determination will depend on the composition of our income, expenses and assets from time to time and the nature of the activities performed by our officers and employees. There can be no assurance as to whether the Corporation is or is not a PFIC for U.S. federal income tax purposes, and the Corporation has not made such a determination and does not intend to make such a determination in the future. Accordingly, it is possible that the Corporation may be classified as a PFIC in the current taxable year or in future years. Prospective U.S. investors should carefully read the tax discussion in this prospectus supplement for more information and consult their own tax advisors regarding the likelihood and consequences of the Corporation being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse income tax consequences but may result in an inclusion in gross income without receipt of such income.

CONSOLIDATED CAPITALIZATION

Other than as described in this prospectus supplement and in the documents incorporated by reference herein, there have been no material changes in the share capitalization or the indebtedness of the Corporation since June 30, 2022. The following table summarizes the Corporation’s consolidated capitalization as at the date hereof and as at the date hereof after giving effect to the Offering. The table should be read in conjunction with the financial statements, including the notes thereto, incorporated by reference herein.

(thousands of dollars) Description	Authorized	As at June 30, 2022	As at the date hereof(1)	Amount outstanding as at the date hereof after giving effect to the Offering(1)(2)(3)	Amount outstanding as at the date hereof after giving effect to the Offering and the Over- Allotment Option(4)
Loan Capital (Indebtedness)
Revolving Credit Facility	US$625,000	Nil	US$525,000	US$525,000	US$525,000
Share Capital (Equity)
Common Shares	Unlimited	US$697,710 (192,236,215 Common Shares)	US$1,227,224 (280,124,713 Common Shares)	US$1,303,291 (295,824,713 Common Shares)	US$1,314,700 (298,179,713 Common Shares)
Warrants	N/A	Nil	3,009,759 Warrants	3,009,759 Warrants	3,009,759 Warrants

Notes:

(1)	After Giving Effect to the BaseCore Transaction, the Nomad Acquisition and the Spin-Out Transaction.
(2)	Assumes no net proceeds are applied to repay amounts under the Revolving Credit Facility. While the Corporation may apply the net proceeds in this manner, the amount and timing are not yet determined.
(3)	Does not include any exercise of the Over-Allotment Option.
(4)	Assumes exercise of the Over-Allotment Option in full.

USE OF PROCEEDS

Proceeds

The gross proceeds paid to the Corporation from the Offering will be US$80,070,000 (US$92,080,500 if the Over-Allotment Option is exercised in full). The estimated net proceeds the Corporation expects to receive from the Offering, after deducting the Underwriters’ Fee and the estimated expenses of the Offering, are US$74,566,500 (US$85,976,475 if the Over-Allotment Option is exercised in full).

Principal Purposes

The net proceeds to the Corporation from the Offering will be used for future acquisitions of Streams and royalties, the repayment, from time to time, of amounts drawn under Revolving Credit Facility and other general working capital purposes. Until such time as they are used to fund additional Streams and royalties, repayment of amounts drawn under the Revolving Credit Facility or for general working capital purposes, the Corporation currently intends to invest the funds from the Offering in short-term investments or in the Corporation’s existing bank accounts to ensure the safety and preservation of capital and maintain adequate liquidity for the Corporation’s. See “Relationship Between the Corporation and the Underwriters (Conflicts of Interest)”.

On July 12, 2022, the Corporation completed the BaseCore Transaction, an acquisition of nine royalties and one stream (the “BaseCore Royalty Package”) from BaseCore Metals LP (“BaseCore”) for total consideration of US$505.2 million (including transaction costs), paid by way of US$425 million in cash and the issuance of 13,495,276 Common Shares to BaseCore. The Revolving Credit Facility was drawn on to satisfy the cash consideration in the BaseCore Transaction. The Revolving Credit Facility was also drawn on to pay amounts owing under Streams and royalties acquired in the Nomad Acquisition, which was completed on August 15, 2022. For further details of the assets comprised in the BaseCore Royalty Package, see the BaseCore BAR. For further details of the Nomad Acquisition, see the Nomad Acquisition Circular.

Business Objectives and Milestones

The Corporation is a growth-focused company whose objective is to acquire royalties and Streams from companies that have advanced stage development projects or operating mines. The application of the net proceeds in accordance with the above is intended to increase financial capacity to pursue future growth opportunities in pursuit of this objective and the flexibility to reduce the amount of debt through the repayment of amounts owed under the Revolving Credit Facility. No specific milestones need to be met to achieve the Corporation’s objectives. The timing for the Corporation to use the proceeds to meet its objectives is uncertain. There are a number of factors that the Corporation will consider before investing proceeds to acquire resource royalties, Streams, or other investments that remain out of the control of the Corporation, including commodity prices and the willingness of an appropriate counterparty to sell a resource royalty or enter into a metal stream, among others. See “Risk Factors”.

The Corporation is actively pursuing future growth opportunities. At any given time, discussions and activities can be in process on a number of initiatives or transactions in respect of the objectives described above, each at different stages of development. Except as otherwise disclosed in this short form prospectus, the Corporation currently does not have any binding agreements to enter into any such transaction and there is no assurance that any potential transaction will be successfully completed.

Although the Corporation intends to expend the net proceeds from the Offering as set forth above, depending on whether any such future growth opportunities are successfully completed, and depending on a number of other factors, including future commodity prices, results of operations at the mines in respect of which the Corporation will acquire a royalty interest, Stream or other interest and other circumstances that may arise, a reallocation of the proceeds of the Offering may be deemed prudent or necessary, and may vary materially from that set forth above. In addition, management of the Corporation will have broad discretion with respect to the actual use of the net proceeds from the Offering. See “Risk Factors”.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement entered into among the Corporation and the Underwriters, the Corporation has agreed to sell and the Underwriters have agreed severally, and not jointly or jointly and severally, to purchase or arrange for the purchase, on the Closing Date, of an aggregate of 15,700,000 Offered Shares at the Offering Price for gross proceeds of US$80,070,000 payable in cash to the Corporation against delivery of the Offered Shares, subject to the terms and conditions of the Underwriting Agreement.

Pursuant to the Underwriting Agreement, the Corporation has granted the Underwriters the Over-Allotment Option, exercisable in whole or in part, in the sole discretion of the Underwriters for a period of 30 days from and including the Closing Date, to purchase up to 2,355,000 Over-Allotment Shares to cover over-allotments, if any, and for related market stabilization purposes. The Over-Allotment Option may be exercisable by the Underwriters to acquire Over-Allotment Shares at a price equal to the Offering Price. If the Over-Allotment Option is exercised in full, the total price to the public will be US$92,080,500 the total Underwriters’ Fee will be US$4,604,025, and the net proceeds to the Corporation will be US$87,476,475. This prospectus supplement also qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares to be sold upon exercise of the Over-Allotment Option. A purchaser who acquires securities forming part of the Underwriters’ over-allocation position acquires those securities under this prospectus supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The Offering Price was determined by arm’s length negotiation among the Corporation and the Co-Lead Underwriters, on behalf of the Underwriters, with reference to the prevailing market prices of the Common Shares.

The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion on the basis of “disaster out”, “regulatory out”, “material change out” and “breach out” provisions in the Underwriting Agreement and may also be terminated upon the occurrence of certain other stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement.

In consideration for the services provided by the Underwriters in connection with the Offering and pursuant to the terms of the Underwriting Agreement, the Corporation has agreed to pay the Underwriters the Underwriters’ Fee, equal to 5.0% of the aggregate gross proceeds of the Offering (including in respect of any exercise of the Over-Allotment Option).

The Corporation has agreed to indemnify the Underwriters against certain liabilities, including liabilities under Canadian provincial and territorial securities legislation and under the U.S. Securities Act of 1933, as amended.

The Underwriters propose to offer the Offered Shares to the public initially at the Offering Price. Without affecting the firm obligation of the Underwriters to purchase the Offered Shares in accordance with the Underwriting Agreement, the Underwriters may decrease the Offering Price of the Offered Shares which they sell under this prospectus supplement after they have made a reasonable effort to sell all such Offered Shares at the Offering Price. The sale by the Underwriters of Offered Shares at a price of less than the Offering Price will have the effect of reducing the compensation realized by the Underwriters by the amount that the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters for the Offered Shares.

The Offered Shares will be offered concurrently in the United States and in all the provinces of Canada, other than Québec, pursuant to the MJDS. The Offered Shares will be offered in the United States and the provinces of Canada, other than Québec, through the Underwriters either directly or through their respective US or Canadian broker-dealer affiliates who are registered to offer the Offered Shares for sale in the United States and such provinces of Canada, as applicable, and such other registered dealers as may be designated by the Underwriters.

No Offered Shares will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available.

Pursuant to the Underwriting Agreement, subject to certain customary exceptions, the Corporation has agreed that it will not, directly or indirectly, issue, offer, pledge, sell, contract to sell, contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of directly or indirectly, any Common Shares or securities convertible into or having the right to acquire Common Shares or enter into any agreement or arrangement under which the Company would acquire or transfer to another, in whole or in part, any of the economic consequences of ownership of Common Shares, or agree to become bound to do so, or disclose to the public any intention to do so for a period of 90 days from the Closing Date without the prior written consent of the Co-Lead Underwriters, on behalf of the Underwriters except in conjunction with the Offering.

Pursuant to the rules and policy statements of certain Canadian securities regulators, the Underwriters may not, throughout the period of distribution under this prospectus supplement, bid for or purchase Common Shares for their own account or for accounts over which they exercise control or direction. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and market balancing activities and a bid or purchase made for or on behalf of a client where the client’s order was not solicited. Subject to applicable laws and in connection with the Offering, the Underwriters may over-allot or effect transactions in connection with the Offering intended to stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The Underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of the Common Shares is for the purpose of maintaining a fair and orderly market in the Common Shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time. In particular, the Underwriters may over-allocate or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market, including: stabilizing transactions; short sales; purchases to cover positions created by short sales; imposition of penalty bids; and syndicate covering transactions. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or slowing a decline in the market price of the Common Shares while the Offering is in progress. These transactions may also include over-allocating or making short sales of the Common Shares. Short sales may be “covered short sales”, which are short positions in an amount not greater than the Over-Allotment Option, or may be “naked short sales”, which are short positions in excess of that amount. The Underwriters may close out any covered short position either by exercising the Over-Allotment Option, in whole or in part, or by purchasing Common Shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of Common Shares available for purchase in the open market compared to the price at which they may purchase Common Shares through the Over-Allotment Option. The Underwriters must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market that could adversely affect investors who purchase Common Shares in this Offering. Any naked short position would form part of the Underwriters’ over-allocation position. A purchaser who acquires Offered Shares forming part of the Underwriters’ over-allocation position resulting from any short sales will, in each case, acquire such Offered Shares under this prospectus supplement, regardless of the fact that the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is anticipated that the Offered

Shares will be delivered under the book-based system through CDS or its nominee and deposited in registered or electronic form with CDS on the Closing Date. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased.

It is expected that delivery of the Offered Shares will be made against payment therefor on or about the Closing Date specified on the cover page of this prospectus supplement, which will not be two business days following the date of the prospectus supplement (this settlement cycle being referred to as “T+2”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Offered Shares prior to the Closing Date will be required, by virtue of the fact that the Offered Shares will not settle in T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Offered Shares who wish to trade their Offered Shares prior to the Closing Date should consult their own advisors.

The Common Shares are listed on the under the symbol “SSL” and the NYSE under the symbol “SAND”. The Corporation has applied to list the Offered Shares distributed under this prospectus supplement on the TSX and NYSE. Listing will be subject to the Corporation fulfilling all listing requirements of the TSX and NYSE, as applicable.

RELATIONSHIP BETWEEN THE CORPORATION AND CERTAIN OF THE

UNDERWRITERS (CONFLICTS OF INTEREST)

Certain banking affiliates of BMO Nesbitt Burns Inc., Scotia Capital Inc., National Bank Financial Inc., CIBC World Markets Inc. and RBC Dominion Securities Inc. are members of a syndicate of lenders that has provided a US$625 million revolving credit facility (the “Revolving Credit Facility”) to the Corporation. As a result, the Corporation may be considered a “connected issuer” to these Underwriters for purposes of Canadian securities laws. The Corporation is not in default of its obligations to the lenders under the Revolving Credit Facility and the lenders have not waived any breach of the applicable agreement since it was entered into. As at the date of this prospectus supplement, an aggregate of US$525 million has been borrowed by the Corporation under the Revolving Credit Facility. The obligations under the Revolving Credit Facility are secured. The determination of the terms and conditions of the Offering were made through negotiations among the Co-Lead Underwriters and the Corporation without the involvement of the lenders, although the lenders have been advised of the Offering. Other than the Underwriters’ Fee payable to the Underwriters in connection with the Offering and the potential repayment of indebtedness to one or more of the Underwriters or their lending affiliates out of the net proceeds of the Offering, the Underwriters and their affiliates will derive no benefit from the Offering. See “Use of Proceeds” and “Plan of Distribution”. Because the net proceeds from the Offering, not including the Underwriters’ Fee, may be used to reduce the indebtedness owed under the Revolving Credit Facility extended by affiliates of FINRA members, the Underwriters may be deemed to have a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory Authority (“Rule 5121”). Accordingly, the Offering is being made in compliance with the applicable requirements of Rule 5121. Under Rule 5121 the appointment of a “qualified independent underwriter” as defined under Rule 5121 is not required because the Offering is of a class of securities having a bona fide public market, as defined under Rule 5121. No Underwriter with a “conflict of interest” will confirm sales to any account over which it exercises discretionary authority without the specific prior written approval of the account holder.

DESCRIPTION OF COMMON SHARES

The Corporation is authorized to issue an unlimited number of Common Shares. For a description of the terms and provisions of the Common Shares, see “Description of Securities – Common Shares” in the prospectus. As of September 27, 2022, there were 280,124,713 Common Shares issued and outstanding.

PRIOR SALES

During the 12-month period before the date of this prospectus supplement, the Corporation issued the following Common Shares:

Date of Issuance	Price per Share	Number Issued
August 2021(2)	Nil	5,498
September 2021(2)	Nil	124,666
November 2021(1)	C$4.96	13,000
November 2021(3)	£1.00	83,688
November 2021(2)	Nil	67,668
December 2021(1)	C$4.96	671,000
December 2021(2)	Nil	448,366
January 2022(2)	Nil	1,000
February 2022(1)	C$5.50	160,000
February 2022(1)	C$5.92	200,000
February 2022(3)	£1.00	153,428
February 2022(2)	Nil	38,666
March 2022(2)	Nil	14,334
March 2022(1)	C$5.92	3,333
June 2022(2)	Nil	12,000
July 2022(4)	US$7.41	13,495,276
August 2022(5)	N/A	74,382,930
August 2022(1)	C$5.50	10,000
August 2022(6)	C$14.14	208
September 2022(6)	C$14.14	84

Total:		89,885,145

Notes:

(1)	Issued pursuant to the exercise of stock options.
(2)	Issued pursuant to the vesting of restricted share rights.
(3)	Issued pursuant to the exercise of stock options of Mariana Resources Limited on the basis of 0.3487 of a Common Share for each share in the capital of Mariana Resources Limited.
(4)	Issued pursuant to an asset purchase and sale agreement with BaseCore.
(5)	Issued pursuant to a plan of arrangement with Nomad on the basis of 1.21 Common Shares for each share in the capital of Nomad.
(6)

Issued pursuant to the exercise of warrants of Nomad. Ten Nomad warrants must be exercised to acquire one Nomad share at a price of C$17.10 per share, in consideration for which the warrant holder received 1.21 Common Shares in lieu of each one (1) Nomad share for which they would have otherwise been entitled.

During the 12-month period before the date of this prospectus supplement, the Corporation issued the following securities convertible into Common Shares:

Date of Issuance	Type of Security		Price per Share or Exercise Price per Option			Number Issued
December 2021	Stock Options	(1)	C$	7.18	(3)	2,968,000
December 2021	Restricted Share Rights	(2)	C$	7.18	(4)	343,200
August 2022	Restricted Share Rights	(2)	C$	7.88	(4)	17,767

Total:						3,328,967

Notes:

(1)	As at the date of this prospectus supplement, the Corporation has 10,710,331 stock options outstanding.
(2)	As at the date of this prospectus supplement, the Corporation has 1,944,267 restricted share rights outstanding.
(3)	Exercise price of stock options.
(4)

Represents the deemed value of the restricted share rights on the date of awards by the Corporation, although no money has been, or will be, paid to the Corporation in connection with the issuance of Common Shares pursuant to such rights.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX under the symbol “SSL” and on the NYSE under the symbol “SAND”. The following tables set forth information relating to the trading of the Common Shares on the TSX and the NYSE for the 12-month period prior to the date of this prospectus supplement.

	TSX			NYSE
Period	High (C$)	Low (C$)	Volume	High (US$)	Low (US$)	Volume
September 2021	8.44	7.11	6,934,612	6.67	5.57	33,267,643
October 2021	8.39	6.86	5,550,583	6.82	5.45	29,272,073
November 2021	8.98	7.56	5,796,762	7.15	6.08	28,189,717
December 2021	8.00	6.86	5,424,190	6.30	5.31	41,903,722
January 2022	8.23	7.04	4,751,702	6.60	5.54	38,466,311
February 2022	9.28	7.39	5,523,406	7.23	5.80	41,341,059
March 2022	10.86	9.08	8,299,835	8.46	7.16	60,485,343
April 2022	11.61	9.54	7,868,764	9.18	7.41	44,282,391
May 2022	9.40	7.61	10,214,039	7.44	5.82	49,389,689
June 2022	8.90	7.64	5,715,930	7.07	5.93	39,622,930
July 2022	8.01	6.87	4,132,450	6.22	5.32	30,025,320
August 2022	8.24	7.21	6,819,576	6.45	5.61	28,853,475
September 1-27, 2022	8.83	7.02	7,049,123	6.72	5.26	54,886,169

On September 27, 2022, the last trading day prior to the date of this prospectus supplement, the closing price of the Common Shares on the TSX was C$7.62 and on the NYSE was US$5.57.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Cassels Brock & Blackwell LLP, Canadian counsel to the Corporation, and Blake, Cassels & Graydon LLP, Canadian counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to a holder who acquires Offered Shares under the Offering and who, for purposes of the Tax Act and at all relevant times, deals at arm’s length with, and is not affiliated with, the Corporation or the Underwriters and acquires and holds the Offered Shares as capital property (a “Holder”). Generally, the Offered Shares will be considered to be capital property to a Holder thereof provided that the Holder does not use or hold the Offered Shares in the course of carrying on a business of buying and selling securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (i) that is a “financial institution” for purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) an interest in which is a “tax shelter investment” as defined in the Tax Act; (iv) that has elected to report its tax results in a “functional currency” (as defined in the Tax Act, which excludes Canadian currency); (v) that receives dividends on the Offered Shares under or as part of a “dividend rental arrangement” as defined in the Tax Act; or (vi) that has entered or will enter into, with respect to the Offered Shares, a “derivative forward agreement” or a “synthetic disposition agreement”, as those terms are defined in the Tax Act. Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation (or does not deal at arm’s length with a corporation) that is, or becomes as part of a transaction or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident corporation, individual, trust, or group of the foregoing that do not deal with each other at arm’s length for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

This summary is based on the facts set out in this prospectus supplement and the prospectus, the provisions of the Tax Act (and the regulations thereunder (the “Regulations”)) in force as of the date prior to the date hereof and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action. This summary is not exhaustive of all possible Canadian federal income tax considerations, and does not take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. The tax consequences of acquiring, holding and disposing of Offered Shares will vary according to the Holder’s particular circumstances. Holders should consult their own tax advisors regarding the tax considerations applicable to them having regard to their particular circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts must be computed in Canadian dollars using the Bank of Canada rate for the day on which such amount arose or such other rate as is acceptable to the CRA.

Taxation of Resident Holders

The following portion of the summary applies to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention, is or is deemed to be resident in Canada at all relevant times (a “Resident

Holder”). A Resident Holder to whom Offered Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to have the Offered Shares, and all other “Canadian securities” as defined in the Tax Act, held by such Resident Holder in the taxation year of the election and in all subsequent taxation years, treated as capital property. Resident Holders should consult their own tax advisors regarding this election.

Dividends on Offered Shares

Dividends (including deemed dividends) received on the Offered Shares by a Resident Holder who is an individual (other than certain trusts) will be included in the individual’s income and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received by individuals from “taxable Canadian corporations”, as defined in the Tax Act, including the enhanced dividend tax credit rules applicable to any dividends designated by the Corporation as “eligible dividends” in accordance with the Tax Act. There may be limits on the ability of the Corporation to designate dividends as eligible dividends.

Dividends (including deemed dividends) received on the Offered Shares by a Resident Holder that is a corporation will be included in computing the corporation’s income and will generally be deductible in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations are urged to consult their own tax advisors having regard to their particular circumstances. A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act, may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Offered Shares to the extent that such dividends are deductible in computing taxable income.

Dividends received or deemed to be received by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

Disposition of Offered Shares

Generally, upon a disposition (or a deemed disposition) of an Offered Share (other than on a disposition to the Corporation that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market) a Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the Resident Holder’s proceeds of disposition are greater (or less) than the Resident Holder’s adjusted cost base of such share and any reasonable costs of the disposition. The adjusted cost base to the Resident Holder of an Offered Share acquired pursuant to the Offering will be determined by averaging the cost of such share with the adjusted cost base of all other Common Shares of the Corporation owned by the Resident Holder as capital property immediately before the time of acquisition, if any. The tax treatment of capital gains and capital losses is discussed below under “Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”), realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for that year and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a particular taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Holder in such years, to the extent and in the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition (or deemed disposition) of an Offered Share may be reduced by the amount of any dividends received (or deemed to be received) by the Resident Holder on such share (or a share substituted for such share) to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, directly or indirectly through a partnership or a trust.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation”, as defined in the Tax Act, or a “substantive CCPC” (as defined in certain Tax Proposals released by the Minister of Finance (Canada) on August 9, 2022) may be liable for a refundable tax on its “aggregate investment income”, which is defined to include an amount in respect of taxable capital gains.

Taxable capital gains realized by a Resident Holder who is an individual (including certain trusts) may give rise to alternative minimum tax depending on the Resident Holder’s circumstances. Resident Holders who are individuals should consult their own tax advisors in this regard.

Taxation of Non-Resident Holders

This portion of the summary is applicable to a Holder who, at all relevant times, is neither resident in Canada nor deemed to be resident in Canada for purposes of the Tax Act and any applicable income tax treaty or convention, and who does not use or hold, (and is not deemed to use or hold) the Offered Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”).

Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada. Such Non-Resident Holders should consult their own tax advisors with respect to an investment in Offered Shares.

Dividends on Offered Shares

Dividends paid or credited (or deemed to be paid or credited) to a Non-Resident Holder by the Corporation will be subject to Canadian withholding tax at the rate of 25%, subject to a reduction of such rate under the terms of an applicable income tax treaty or convention. In general, in the case of a Non-Resident Holder who is a resident of the United States for purposes of the Canada-U.S. Tax Convention (1980), as amended (the “Treaty”), who is the beneficial owner of the dividend, and who qualifies for full benefits of the Treaty, the rate of such withholding tax should be reduced to 15%. Non-Resident Holders are urged to consult their own advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Disposition of Offered Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share unless the Offered Share constitutes (or is deemed to constitute) “taxable Canadian property” of such Non-Resident Holder for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable income tax treaty or convention.

Provided the Offered Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX and NYSE) at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder unless, at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (i) 25% or more of the issued shares of any class or series of the capital stock of the Corporation were owned by or belonged to any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of such shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists. Notwithstanding the foregoing, Offered Shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.

If the Offered Shares are or deemed to be taxable Canadian property of a Non-Resident Holder, any capital gain realized on the disposition or deemed disposition of such Offered Shares may not be subject to tax under the Tax Act pursuant to the terms of an applicable income tax treaty or convention. If the Offered Shares are taxable Canadian property of a Non-Resident Holder and are not “treaty-protected property”, as defined in the Tax Act, of the Non-Resident Holder at the time of disposition (or deemed disposition), the consequences above under “Taxation of Resident Holders – Disposition of Offered Shares” and “Taxation of Resident Holders – Taxation of Capital Gains and Capital Losses” will generally apply.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain anticipated material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Offered Shares acquired pursuant to the Offering.

This summary is for general information purposes only and does not purport to be a complete analysis of all potential U.S. federal income tax consequences that may apply to a U.S. Holder arising from and relating to the acquisition, ownership and disposition of Offered Shares. This summary only applies to “U.S. Holders” that hold the Offered Shares as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment), and that do not own and are not treated as owning (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of all outstanding shares of the Corporation. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. This summary does not address any U.S. federal estate and gift tax consequences or any other U.S. federal tax consequences other than income tax consequences, or any U.S. state and local, or non-U.S. tax consequences to U.S. Holders of the acquisition, ownership and disposition of Offered Shares. Each U.S. Holder of Offered Shares is urged to consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

The Corporation has not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of Offered Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

The following discussion is not intended to be, nor should it be construed as, legal or tax advice to any holder or prospective holder of Offered Shares and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made.

This summary is based on the Code, U.S. Treasury Regulations (whether final, temporary, or proposed) (“Treasury Regulations”), published administrative positions of the IRS, the Treaty, and U.S. court decisions that are applicable and, in each case, as in effect and available as of the date of this prospectus supplement. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis, which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership and disposition of Offered Shares to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt entities; (b) are banks, financial institutions, insurance companies, real estate investment trusts or regulated investment companies; (c) are partnerships, other pass-through entities or their partners or other owners; (d) are dealers or traders in securities or currencies; (e) are traders in securities that elect to apply a mark-to-market accounting method; (f) have a “functional currency” other than the U.S. dollar; (g) own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale or other integrated security transaction for U.S. federal income tax purposes; (h) acquired Offered Shares in connection with the exercise or cancellation of employee stock options or otherwise as compensation for services; (i) are U.S. expatriates; (j) are subject to the alternative minimum tax; or (k) are required to accelerate the recognition of any item of gross income as a result of such income being recognized on an applicable financial statement. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, are urged to consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Offered Shares that is: (i) an individual who is a citizen or resident of the United States as determined for U.S. federal income tax purposes; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in or organized under the law of the United States, any State thereof or the District of Columbia; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (B) that has validly elected to be subject to tax as a U.S. person under the Code and applicable Treasury Regulations.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds or is the beneficial owner of Offered Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such entity or owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of Offered Shares.

Ownership and Disposition of Offered Shares

The following discussion is subject to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Distributions on Offered Shares

A U.S. Holder that receives a distribution with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for the amount of any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Corporation, as calculated for U.S. federal income tax purposes. Such amount will be includable in gross income by a U.S. Holder as ordinary income on the date that the U.S. Holder actually or constructively receives the distribution in accordance with its regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by the Corporation in property other than cash will be the fair market value of such property on the date of the distribution. See “Foreign Tax Credits” below for a discussion of the availability of any foreign tax credits related to Canadian taxes withheld.

To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Corporation, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in the Offered Shares, causing a reduction in the U.S. Holder’s adjusted tax basis in the Offered Shares held by such U.S. Holder (thereby increasing the amount of gain, or decreasing amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of such Offered Shares), with any amount that exceeds the adjusted tax basis being treated as a capital gain recognized on a sale, exchange or other taxable disposition of such Offered Shares. See “Sale, Exchange or Other Taxable Disposition of Offered Shares” below. However, the Corporation does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Corporation with respect to Offered Shares will be treated as a dividend for U.S. federal income tax purposes. In the case of a U.S. Holder that is a corporation, dividends paid on the Offered Shares generally will not be eligible for the “dividends received deduction.” The dividend rules are complex, and each U.S. Holder is urged to consult its own tax advisor regarding the application of such rules.

Subject to applicable exceptions with respect to short-term and hedged positions, dividends received by non-corporate U.S. Holders from a “qualified foreign corporation” will be eligible for reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The U.S. Treasury Department has determined that the Treaty meets these requirements, and the Corporation believes that it is eligible for the benefits of the Treaty. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on ordinary shares that are readily tradeable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the Offered Shares are readily tradeable on an established securities market in the United States. However, there can be no assurance that the Offered Shares will be considered readily tradeable on an established securities market in the United States in the future. If the Corporation is classified as a PFIC (as defined below) in the taxable year of distribution or in the preceding taxable year, then dividends received by U.S. Holders will not be qualified dividends. However, as discussed below in “Passive Foreign Investment Company Rules,” the Corporation has not determined, and does not intend to determine, whether it is currently a PFIC, whether it was a PFIC for its prior taxable year or whether it will be a PFIC in any future taxable year.

Sale, Exchange or Other Taxable Disposition of Offered Shares

A U.S. Holder generally will recognize gain or loss upon the sale, exchange or other taxable disposition of Offered Shares in an amount equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) such U.S. Holder’s adjusted tax basis in such Offered Shares. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, the U.S. Holder has held the Offered Shares for more than one year. Certain non-corporate U.S. Holders (including individuals) may qualify for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The deductibility of capital losses is subject to limitations. Gain or loss, if any, that is realized upon a sale, exchange or other taxable disposition of Offered Shares generally will be treated as income from sources within the United States for U.S. foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

Special, generally unfavourable, U.S. federal income tax rules apply to U.S. persons owning stock of a Passive Foreign Investment Company (“PFIC”). A foreign corporation will be considered a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look through” rules, either (1) at least 75% of its gross income is “passive” income (the “income test”) or (2) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). For this purpose, passive income generally includes, among other things, dividends, interest, certain rents and royalties, gains from the disposition of passive assets and certain net gains from commodities transactions. For purposes of determining whether a foreign corporation will be considered a PFIC, such foreign corporation will be treated as holding its proportionate share of the assets and receiving directly its proportionate share of the income of any other corporation in which it owns, directly or indirectly, at least 25% (by value) of the stock. PFIC status is fundamentally factual in nature. It generally cannot be determined until the close of the taxable year in question and is determined annually.

Under certain attribution rules, if the Corporation were a PFIC, U.S. Holders would generally be deemed to own their proportionate share of the Corporation’s direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and would be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC upon the sale of the Offered Shares of the Corporation, as well as their proportionate share of (a) any “excess distributions” (as discussed below) on the stock of a Subsidiary PFIC and (b) any gain realized upon the disposition or deemed disposition of stock of a Subsidiary PFIC by the Corporation or by another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

The determination of PFIC status for any year is very fact specific, being based on the types of income the Corporation earns and the types and value of the Corporation’s assets from time to time, all of which are subject to change, as well as, in part, the application of complex U.S. federal income tax rules, which are subject to differing interpretations. As a result, there can be no assurance as to whether the Corporation is or is not a PFIC for U.S. federal income tax purposes, and the Corporation has not made such a determination and does not intend to make such a determination in the future. Accordingly, it is possible that the Corporation may be classified as a PFIC in the current taxable year or in future years. If the Corporation is classified as a PFIC in any year during which a U.S. Holder holds Offered Shares, the Corporation generally will continue to be treated as a PFIC as to such U.S. Holder in all succeeding years unless a U.S. Holder makes certain elections, for such year and all succeeding years during which such U.S. Holder holds Offered Shares, regardless of whether the Corporation continues to meet the income or asset test discussed above.

If the Corporation were classified as a PFIC for any taxable year during which a U.S. Holder holds Offered Shares, such U.S. Holder would be subject to increased tax liability (generally including an interest charge) upon the sale or other disposition of Offered Shares or upon the receipt of certain distributions treated as “excess distributions”, regardless of whether such income was actually distributed. An excess distribution generally would be the portion of any distributions to a U.S. Holder with respect to Offered Shares during a single taxable year that is in total greater than 125% of the average annual distributions received by such U.S. Holder with respect to Offered Shares during the three preceding taxable years or, if shorter, during such U.S. Holder’s holding period for such Offered Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the sale or other disposition of the Offered Shares ratably over its holding period for Offered Shares. Such amounts would be taxed as ordinary income at the highest applicable rate in effect for each taxable year of the holding period, and amounts allocated to prior taxable years would be subject to an interest charge at the rate applicable to underpayments of tax.

If the Corporation is classified as a PFIC, certain elections could be available to mitigate such consequences. If the Offered Shares are regularly traded on a registered national securities exchange or certain other exchanges or markets, then such Offered Shares will constitute “marketable stock” for purposes of the PFIC rules. The Corporation expects that the Offered Shares will constitute “marketable stock” for purposes of the PFIC rules. U.S. Holders that make a “mark-to-market election” with respect to such marketable stock would not be subject to the foregoing PFIC rules. After making such an election, a U.S. Holder generally would include as ordinary income each year during which the election is in effect and during which the Corporation is a PFIC the excess, if any, of the fair market value of such U.S. Holder’s Offered Shares at the end of the taxable year over the U.S. Holder’s adjusted tax basis in such Offered Shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. A U.S. Holder with a mark-to-market election in effect also would be allowed to take an ordinary loss in respect of the excess, if any, of its adjusted tax basis in such U.S. Holder’s Offered Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income that was previously included as a result of the mark-to-market election). A U.S. Holder’s tax basis in Offered Shares would be adjusted to reflect any income or loss amounts resulting from a mark-to-market election. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the Offered Shares ceased to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consented to the revocation of the election. However, the mark-to-market election will not be available with respect to any Subsidiary PFIC. Accordingly, U.S. Holders making a mark-to-market election would be subject to unfavorable tax consequences described above with respect to any Subsidiary PFIC. In the event that the Corporation is classified as a PFIC, U.S. Holders are urged to consult their own tax advisor regarding the availability of the mark-to-market election, and whether the election would be advisable in their particular circumstances.

The PFIC tax rules outlined above also would not apply to a U.S. Holder that elected to treat the Corporation as a “qualified electing fund” (a “QEF”). An election to treat the Corporation as a QEF will not be available, however, if the Corporation does not provide the information necessary to make such an election. The Corporation does not intend to provide the information necessary to make a QEF election, and thus, a QEF election will not be available with respect to Offered Shares.

In any year in which the Corporation is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax, U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

As discussed above in “Distributions on Offered Shares”, notwithstanding any election made with respect to the Offered Shares, if the Corporation is a PFIC in either the taxable year of the distribution or the preceding taxable year, dividends received with respect to Offered Shares will not qualify for reduced rates of taxation.

The PFIC rules are complex, and each U.S. Holder is urged to consult its own tax advisor regarding the application of such rules.

Additional Considerations

Tax on Passive Income

U.S. Holders that are individuals, estates and trusts are required to pay a 3.8% additional tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s “net investment income” generally includes, among other things, dividends and net gains from the disposition of property (other than property held in the ordinary course of the conduct of a trade or business). Accordingly, dividends on, and capital gain from the sale or other taxable disposition of, the Offered Shares may be subject to this additional tax. U.S. Holders are urged to consult their own tax advisors regarding the additional tax on passive income.

Receipt of Foreign Currency

The gross amount of any payment in a currency other than U.S. dollars will be included by each U.S. Holder in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such U.S. Holder actually or constructively receives the payment in accordance with its regular method of accounting for U.S. federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars at that time. If the foreign currency is converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of foreign currency. If, instead, the foreign currency is converted at a later date, any currency gains or losses resulting from the conversion of the foreign currency will be treated as U.S.-source ordinary income or loss. U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credits

In general, any Canadian income tax imposed on dividend payments (whether directly or through withholding) in respect of Offered Shares will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, at a U.S. Holder’s election, may, in certain circumstances, be deducted in computing taxable income). Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. Such election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. Dividends paid on Offered Shares will be treated as foreign source income for U.S. federal income tax purposes, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, recently issued Treasury Regulations that apply to taxes paid or accrued in taxable years beginning on or after

December 28, 2021 impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Disclosure Requirements for Specified Foreign Financial Assets

Certain U.S. Holders that, during any taxable year, hold an interest in “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold), may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons; (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties; and (iii) interests in foreign entities. U.S. Holders are urged to consult their own tax advisors regarding the application of the information reporting rules to the Offered Shares and their particular situations.

Backup Withholding and Additional Information Reporting

In general, dividends paid to a U.S. Holder in respect of Offered Shares and the proceeds received by a U.S. Holder from the sale, exchange or other disposition of Offered Shares within the United States or through certain U.S.-related financial intermediaries will be subject to U.S. information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient and properly establishes such exemption. Backup withholding, currently at a rate of 24%, may apply to such payments if a U.S. Holder does not establish an exemption from backup withholding or fails to provide a correct taxpayer identification number and make any other required certifications.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. Each U.S. Holder is urged to consult its own tax advisor regarding the information reporting and backup withholding rules.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon on behalf of the Corporation by Cassels Brock & Blackwell LLP with respect to Canadian legal matters and by Neal, Gerber & Eisenberg LLP with respect to U.S. legal matters and on behalf of the Underwriters by Blake, Cassels & Graydon LLP, with respect to Canadian legal matters, and by Dorsey & Whitney LLP with respect to U.S. legal matters. As of the date hereof, Cassels Brock & Blackwell LLP, and its partners and associates, and Blake, Cassels & Graydon LLP, and its partners and associates, beneficially own, directly or indirectly, in their respective groups, less than 1% of any class of outstanding securities of the Corporation.

AUDITORS

PricewaterhouseCoopers LLP is independent of the Corporation within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

The audited consolidated financial statements of Nomad as at and for the fiscal years ended December 31, 2021 and December 31, 2020, including the notes thereto incorporated by reference in this prospectus supplement have been audited by PricewaterhouseCoopers LLP. PricewaterhouseCoopers LLP has advised that, at the time of their audit, they were independent with respect to Nomad within the meaning of the Code of ethics of chartered professional accountants (Québec) and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

The audited carve-out financial statements of the BaseCore Royalty Package as at and for the fiscal years ended December 31, 2021 and December 31, 2020, contained or incorporated by reference in this prospectus supplement have been audited by Deloitte LLP. As of June 30, 2022 and throughout the period covered by the financial statements of the BaseCore Royalty Package on which they reported, Deloitte LLP were independent with respect to BaseCore within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a corporation amalgamated and existing under the laws of the Province of British Columbia. Most of our officers and directors and most of the experts named in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein are not residents of the United States, and many of our assets and all or a substantial portion of assets of such persons are located outside of the United States. Sandstorm Gold has appointed an agent for service of process within the United States upon those officers or directors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon Sandstorm Gold’s civil liability and the civil liability of such officers or directors under the United States federal securities laws or the securities or “blue sky” laws of any state within the United States.

Sandstorm Gold has been advised by its Canadian counsel, Cassels Brock & Blackwell LLP, that, subject to certain limitations, a judgment of a United States court predicated solely upon civil liability under United States federal securities laws may be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. Sandstorm Gold has also been advised by Cassels Brock & Blackwell LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws or any such state securities or “blue sky” laws.

We have filed with the SEC, concurrently with the Registration Statement on Form F-10 (File No. 333-267554) of which this prospectus supplement is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed CT Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court, arising out of or related to or concerning the offering of securities under this prospectus supplement.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Sandstorm Gold Ltd. at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, telephone (604) 628-1107, and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	September 22, 2022

SANDSTORM GOLD LTD.

Common Shares

Debt Securities

Warrants

Subscription Receipts

Units

This short form base shelf prospectus (this “prospectus”) relates to the offering for sale from time to time (each, an “offering”), during the 25-month period that this prospectus, including any amendments hereto, remains effective, of the securities of Sandstorm Gold Ltd. (“Sandstorm Gold” or the “Corporation”) listed above (the “Securities”) in one or more series or issuances. The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement (a “prospectus supplement”) to this prospectus. This prospectus may also qualify the distribution of Securities in an “at-the-market distribution” as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”) of the Canadian Securities Administrators.

We are permitted, under a multi-jurisdictional disclosure system (“MJDS”) adopted by the securities regulatory authorities in Canada and the United States, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. We prepare our annual financial statements, which are incorporated by reference herein, in United States dollars and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and our interim financial statements, which are incorporated by reference herein, in United States dollars and in accordance with IFRS, as applicable to the preparation of interim financial statements including International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”). As a result, they may not be comparable to financial statements of U.S. companies. Annual financial statements which will be deemed incorporated by reference herein in the future, or which may form part of a prospectus supplement in the future, will be prepared in accordance with IFRS and interim financial statements which will be deemed incorporated by reference herein in the future, or which may form part of a prospectus supplement in the future, will be prepared in accordance with IAS 34.

Prospective investors should be aware that the acquisition and disposition of the Securities may have tax consequences both in the United States and in Canada. Such tax consequences, including for investors who are resident in, or citizens of, the United States or Canada, are not described in this prospectus and may not be fully described in any applicable prospectus supplement. Investors should read the tax discussion in any prospectus supplement with respect to a particular offering and consult their own tax advisor with respect to their own particular circumstances.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), ANY CANADIAN SECURITIES REGULATOR, NOR ANY STATE SECURITIES REGULATOR, HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable prospectus supplement. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the offering price of such Securities will be included in the prospectus supplement describing such Securities. Certain of the securityholders of the Corporation may also offer and sell Securities under this prospectus (the “Selling Securityholders” and each a “Selling Securityholder”). See “Selling Securityholders”.

As of the date hereof, the Corporation has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders (as defined below). See “Well-Known Seasoned Issuer”. All information permitted under applicable law, including as permitted under the WKSI Blanket Orders, to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus, except in cases where an exemption from such delivery requirements is available. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the Securities to which the prospectus supplement pertains. You should read this prospectus and any applicable prospectus supplement carefully before you invest in any Securities.

This prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Corporation, or any Selling Securityholders, may, from time to time, offer and sell Securities (i) to, or through, underwriters, dealers or agents designated by the Corporation or any Selling Securityholder, purchasing as principal or acting as agent, (ii) to one or more purchasers directly, through specific bidding or auction process or otherwise, pursuant to applicable statutory exemptions, or (iii) through a combination of any of these methods of sale, at amounts and prices and other terms determined by the Corporation or any Selling Securityholder. The Securities may be sold, from time to time, in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market price, at varied prices determined at the time of sale, or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (the “NYSE”) or other existing trading markets for the Securities, on the over-the-counter market, in negotiated transactions or under delayed delivery contracts or pursuant to other contractual commitments. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. Each prospectus supplement relating to each issue of Securities offered pursuant to this prospectus, to the extent applicable, will describe the terms of the offering, including the number and terms of the Securities to which such prospectus supplement relates, including the type of Security being offered, the method of distribution of such Securities, the name or names of any underwriters, dealers or agents with whom we or any Selling Securityholder have entered into arrangements with respect to the sale of such Securities, the name of any Selling Securityholder, the public offering or purchase price of such Securities and the net proceeds to the Corporation or any Selling Securityholder. The prospectus supplement will also include any underwriting discounts or commissions and other items constituting underwriters’ compensation and will identify any securities exchanges on which the Securities may be listed.

In connection with any offering of Securities (unless otherwise specified in a prospectus supplement relating to the particular offering of Securities and other than an “at-the-market distribution”), the underwriters, dealers or agents may, subject to applicable law, over-allot or effect transactions that stabilize or maintain the market price of the Securities offered at levels other than that which might otherwise exist in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriter’s, dealer’s or agent’s over-allocation position acquires those Securities under this prospectus, as supplemented by any prospectus supplement. No underwriter, dealer or agent involved in an “at-the-market distribution”, no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with such an underwriter, dealer or agent may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or Securities of the same class as the Securities distributed under the “at-the-market” prospectus, including selling an aggregate number or principal amount of Securities that would result in the underwriter, dealer or agent creating an over-allocation position in the Securities. See “Plan of Distribution”. No underwriter has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus.

Investing in the Securities is speculative and involves certain risks. The risks outlined in this prospectus and in the documents incorporated by reference herein and in the applicable prospectus supplement and the documents incorporated by reference therein should all be carefully reviewed and considered by prospective investors. See “Risk Factors”.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because the Corporation is incorporated in Canada, most of the officers and directors and the experts named in this prospectus are not residents of the United States, and many of our assets and all or a substantial portion of the assets of such persons are located outside of the United States. See “Enforceability of Certain Civil Liabilities”.

Mr. Andrew T. Swarthout and Ms. Mary L. Little, each a director of the Corporation, reside outside of Canada. Mr. Swarthout and Ms. Little have each appointed Cassels Brock & Blackwell LLP, Suite 2200, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8 as agent for service of process in Canada. Prospective investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

We have filed an undertaking with each of the securities regulatory authorities in each of the provinces and territories of Canada that we will not distribute under this prospectus specified derivatives or asset-backed securities that, at the time of distribution, are novel, without pre-clearing with the applicable regulatory authority, the disclosure to be contained in the prospectus supplement pertaining to the distribution of such securities.

The common shares (the “Common Shares”) of the Corporation are listed and posted for trading on the TSX under the symbol “SSL” and on the NYSE under the symbol “SAND”. On September 21, 2022, the last trading day before the date hereof, the closing price of the Common Shares on the TSX was C$8.32 and the closing price of the Common Shares on the NYSE was U.S.$6.18. Unless otherwise specified in the applicable prospectus supplement, there is no existing trading market through which the debt securities (the “Debt Securities”), the warrants (the “Warrants”), the subscription receipts (the “Subscription Receipts”) or the units (the “Units”) may be sold and purchasers may not be able to resell such Securities purchased under this prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”. No assurances can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

The Corporation’s head and registered office is located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

All dollar amounts in this prospectus are in United States dollars, unless otherwise indicated. See “Financial Information and Currency”.

-ii-

ABOUT THIS PROSPECTUS

In this prospectus and in any prospectus supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Sandstorm Gold” or the “Corporation”, refer to Sandstorm Gold Ltd. together with its subsidiaries.

This prospectus is part of a registration statement on Form F-10 that we have filed with the SEC under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), relating to the Securities (the “Registration Statement”). Under the Registration Statement, we or any Selling Securityholder may, from time to time, offer any combination of the Securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the Securities that we or any Selling Securityholder may offer. Each time we or any Selling Securityholder offer Securities under the Registration Statement or this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement. This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You may refer to the Registration Statement and the exhibits to the Registration Statement for further information with respect to us and the Securities.

You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplement or the other information included in the Registration Statement of which this prospectus forms a part. Neither the Corporation nor any Selling Securityholder have authorized anyone to provide you with different or additional information and the Corporation and any Selling Securityholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. If anyone provides you with any different, additional, inconsistent or other information, you should not rely on it. Neither the Corporation nor any Selling Securityholder are making an offer to sell or seeking an offer to buy the Securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein and therein is accurate as of any date other than the date on the front of this prospectus, any applicable prospectus supplement or the respective dates of the documents incorporated by reference herein and therein, regardless of the time of delivery or of any sale of the Securities pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates. Information contained on the Corporation’s website should not be deemed to be a part of this prospectus, any applicable prospectus supplement or incorporated by reference herein or therein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Securities. The Securities will not be distributed, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada.

FINANCIAL INFORMATION AND CURRENCY

The annual financial statements of the Corporation incorporated by reference in this prospectus have been prepared in accordance with IFRS and are reported in United States dollars. The interim financial statements of the Corporation incorporated by reference in this prospectus have been prepared in accordance with IAS 34 and are reported in United States dollars. IFRS and IAS 34 differ in some significant respects from generally accepted accounting principles in the U.S., and thus the financial statements may not be comparable to financial statements of U.S. companies. The SEC has adopted rules to allow foreign private issuers, such as the Corporation, to prepare and file financial statements prepared in accordance with IFRS and IAS 34 without reconciliation to U.S. GAAP. Accordingly, the Corporation will not be providing a description of the principal differences between U.S. GAAP and IFRS or IAS 34.

The offering amount in this prospectus is in United States dollars. References to “United States dollars” or “US$” are to United States dollars. Canadian dollars are referred to as “Canadian dollars” or “C$”. British pounds sterling are referred to as “£”.

The high, low and closing rates for Canadian dollars in terms of the United States dollar for each of the periods indicated, as quoted by the Bank of Canada, were as follows:

	Six Months Ended June 30				Year Ended December 31
	2022		2021		2021		2020
High for period	C$	1.3039	C$	1.2828	C$	1.2942	C$	1.4496
Low for period	C$	1.2451	C$	1.2040	C$	1.2040	C$	1.2718
Rate at end of period	C$	1.2886	C$	1.2394	C$	1.2678	C$	1.2732

On September 21, 2022, the Bank of Canada daily average rate of exchange was U.S.$1.00 = C$1.3397 or C$1.00 = U.S.$0.7464.

The high, low and closing rates for British pounds sterling in terms of the United States dollar for each of the periods indicated, as quoted by the United States Federal Reserve, were as follows:

	Six Months Ended June 30		Year Ended December 31
	2022	2021	2021	2020
High for period	£0.8326	£0.7395	£0.7583	£0.8701
Low for period	£0.7287	£0.7048	£0.7048	£0.7320
Rate at end of period	£0.8222	£0.7243	£0.7407	£0.7320

On September 20, 2022, the daily spot exchange rate, as quoted by the Bank of England, was US$1.00 = £0.8760 or £1.00 = US$1.1415.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This prospectus and the documents incorporated by reference herein have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this prospectus and the documents incorporated by reference herein are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For United States reporting purposes, the SEC has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in Industry Guide 7 under the U.S. Securities Act. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the MJDS, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Corporation may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Corporation prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a corporation amalgamated and existing under the laws of the Province of British Columbia. Most of our officers and directors and most of the experts named in this prospectus and the documents incorporated by reference herein are not residents of the United States, and many of our assets and all or a substantial portion of assets of such persons are located outside of the United States. Sandstorm Gold has appointed an agent for service of process within the United States upon those officers or directors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon Sandstorm Gold’s civil liability and the civil liability of such officers or directors under United States federal securities laws or the securities or “blue sky” laws of any state within the United States.

Sandstorm Gold has been advised by its Canadian counsel, Cassels Brock & Blackwell LLP, that, subject to certain limitations, a judgment of a United States court predicated solely upon civil liability under United States federal securities laws may be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. Sandstorm Gold has also been advised by Cassels Brock & Blackwell LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws or any such state securities or “blue sky” laws.

We have filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed CT Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court, arising out of or related to or concerning the offering of the Securities under this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed the Registration Statement with the SEC. This prospectus and the documents incorporated by reference herein, which form a part of the Registration Statement, do not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Information omitted from this prospectus but contained in the Registration Statement is available on EDGAR (as defined herein) under the Corporation’s profile at www.sec.gov. Reference is also made to the Registration Statement and the exhibits thereto for further information with respect to us and the Securities. Statements contained in this prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

We are required to file with the various securities commissions or similar authorities in each of the applicable provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are also an SEC registrant subject to the informational requirements of the Exchange Act, and, accordingly, file with or furnish to the SEC certain reports and other information. Under the MJDS adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those of the United States. We are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus and the documents incorporated by reference herein contain “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation. Forward-looking information herein and in the documents incorporated by reference herein is provided as of the date of such documents only and the Corporation does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm Gold as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Corporation to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; each of the Mining Operations (as defined herein); the absence of control over Mining Operations from which Sandstorm Gold will purchase gold and other metals or from which it will receive royalty payments and risks related to those Mining Operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm Gold; stock market volatility; competition; the aggregate value of Common Shares which may be issued by the Corporation pursuant to any at-the-market equity program and the Corporation’s expected use of net proceeds therefrom; the number or aggregate value of Common Shares which may be purchased under the Corporation’s normal course issuer bid (“NCIB”); audits being conducted by the Canada Revenue Agency and available remedies; management’s expectations regarding the Corporation’s growth and diversification; the potential impact of natural disasters, terrorist acts, health crises and other disruptions and dislocations, including the COVID-19 pandemic and the conflict between Russia and Ukraine; as well as those factors discussed in the section entitled “Risk Factors” in the annual information form of the Corporation dated March 31, 2022 (the “Annual Information Form”), the Annual MD&A (as defined herein), the Interim MD&A (as defined herein) and the Nomad Acquisition Circular (as defined herein) and incorporated by reference herein.

Forward-looking information in this prospectus and the documents incorporated by reference herein, includes, among other things, disclosure regarding: the impact of COVID-19 on the business; the aggregate value of Common Shares which may be issued pursuant to any at-the-market equity program and the Corporation’s expected use of net proceeds therefrom; the completion of the Antamina NPI Sale (as defined herein); the achievement of the Delivery Threshold (as defined herein) under the Hod Maden Stream (as defined herein); the intended timing for the Corporation’s advancement of the second up-front cash deposit under the Greenstone Gold Stream (as defined herein); the aggregate number of Securities that any Selling Securityholder may offer for sale from time to time under this prospectus; the Corporation’s intention not to list any Securities other than Common Shares on any securities exchange; the anticipated terms and conditions of any Securities offered under a prospectus supplement; audits being conducted by the Canada Revenue Agency and available remedies;

management’s expectations regarding the Corporation’s growth and diversification; Sandstorm Gold’s existing Streams (as defined herein) and royalties; as well as its future outlook and mineral resource and mineral reserve estimates for the Mining Operations; production and cost estimates and expected plans with regard to the Mining Operations and statements with respect to the NCIB and the number of shares that may be purchased under the renewed NCIB. Documents incorporated by reference, such as the Annual Information Form, the Annual MD&A, the Interim MD&A and the Nomad Acquisition Circular include forward-looking information with respect to, among other things, the Corporation’s corporate development and strategy and the production and cost estimates and expected plans with regard to the Mining Operations. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the Mining Operations from which Sandstorm Gold will purchase gold and other metals, or from which it will receive royalty payments, no material adverse change in the market price of commodities, that the Mining Operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to any accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP has not expressed an opinion nor any other form of assurance with respect thereto. The reports of PricewaterhouseCoopers LLP incorporated by reference in this prospectus refer exclusively to the historical financial statements described therein and do not extend to the prospective financial information included in this prospectus and should not be read to do so.

Although Sandstorm Gold has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as future actions and events and actual results could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Sandstorm Gold Ltd. at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, telephone (604) 628-1107, and are also available electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov. The filings of the Corporation through SEDAR and through EDGAR are not incorporated by reference in this prospectus except as specifically set out herein.

The following documents, filed by the Corporation with the securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this prospectus:

1.	the Annual Information Form (other than the disclosure contained under the heading “Technical Information – Hod Maden Project, Turkey”);

2.

the audited consolidated financial statements of the Corporation as at, and for the years ended, December 31, 2021 and 2020, together with the independent registered public accounting firm’s report thereon and the notes thereto (the “Annual Financial Statements”);

3.	the management’s discussion and analysis of the Corporation for the year ended December 31, 2021 (the “Annual MD&A”);

4.

the unaudited condensed consolidated interim financial statements of the Corporation as at June 30, 2022, and for the three and six months ended June 30, 2022 and 2021, together with the notes thereto (the “Interim Financial Statements”);

5.	management’s discussion and analysis of the Corporation for the three and six months ended June 30, 2022 (the “Interim MD&A”);

6.	the material change report of the Corporation dated May 11, 2022, relating to the announcement of the Nomad Acquisition (as defined herein) and the BaseCore Transaction (as defined herein);

7.	the material change report of the Corporation dated August 16, 2022, relating to the completion of the Nomad Acquisition;

8.	the business acquisition report of the Corporation dated August 12, 2022, relating to the BaseCore Transaction (the “BaseCore BAR”);

9.	the business acquisition report of the Corporation dated September 1, 2022 relating to the Nomad Acquisition (the “Nomad BAR”);

10.	the management information circular of the Corporation dated April 14, 2022, prepared in connection with the annual and special meeting of shareholders of the Corporation held on June 3, 2022; and

11.

the management information circular of the Corporation dated July 11, 2022, prepared in connection with the special meeting of shareholders of the Corporation held on August 9, 2022 to consider the Nomad Acquisition (the “Nomad Acquisition Circular”).

Any document of the type referred to in item 11.1 of Form 44-101F1 – Short Form Prospectus (“Form 44-101F1”) of National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) of the Canadian Securities Administrators (other than confidential material change reports, if any) filed by the Corporation with any securities commissions or similar regulatory authorities in Canada after the date of this prospectus and all prospectus supplements (only in respect of the offering of Securities to which that particular prospectus supplement relates) disclosing additional or updated information, including the documents incorporated by reference herein and therein, filed pursuant to the requirements of applicable securities legislation in Canada during the period that this prospectus is effective shall be deemed to be incorporated by reference in this prospectus. These documents are available on SEDAR, which can be accessed at www.sedar.com.

In addition, to the extent any such document is included in any report on Form 6-K furnished to the SEC or in any report on Form 40-F (or any respective successor form) filed with the SEC subsequent to the date of this prospectus and prior to the date that is 25 months from the date of this prospectus, such document shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this prospectus forms a part (in the case of any report on Form 6-K, if and to the extent expressly set forth in such report). In addition, any other report on Form 6-K and the exhibits thereto filed or furnished by the Corporation with the SEC under the Exchange Act from the date of this prospectus shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this prospectus forms a part, but only if and to the extent expressly so provided in any such report. The Corporation’s current reports on Form 6-K and annual reports on Form 40-F are available on EDGAR at www.sec.gov.

The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and readers should review all information contained in this prospectus and the documents incorporated or deemed to be incorporated herein by reference.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this prospectus, to the extent that a statement contained herein, or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this prospectus, except as so modified or superseded.

When the Corporation files a new annual information form, audited consolidated financial statements and related management’s discussion and analysis and, where required, they are accepted by the applicable securities regulatory authorities during the time that this prospectus is valid, the previous annual information form, the previous audited consolidated financial statements and related management’s discussion and analysis and all unaudited interim condensed consolidated financial statements and related management’s discussion and analysis for such periods, all material change reports and any business acquisition report filed prior to the commencement of the Corporation’s financial year in which the new annual information form is filed will be deemed no longer to be incorporated by reference in this prospectus for purposes of future offers and sales of Securities under this prospectus. Upon new unaudited interim condensed consolidated financial statements and related management’s discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the term of this prospectus, all unaudited interim condensed consolidated financial statements and related management’s discussion and analysis filed prior to the filing of the new unaudited interim condensed consolidated financial statements shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Securities hereunder. Upon a management information circular in connection with an annual meeting being filed by us with the appropriate securities regulatory authorities during the currency of this prospectus, the management information circular filed in connection with the previous annual meeting (unless such management information circular also related to a special meeting) will be deemed no longer to be incorporated by reference in this prospectus for purposes of future offers and sales of Securities hereunder.

A prospectus supplement containing the specific terms of any offering of Securities will be delivered to purchasers of Securities together with this prospectus, except in cases where an exemption from such delivery requirements is available, and will be deemed to be incorporated by reference in this prospectus as of the date of the prospectus supplement, but only for the purposes of the offering to which that prospectus supplement pertains.

TECHNICAL AND THIRD PARTY INFORMATION

Except where otherwise stated, the disclosure in this prospectus and in the documents incorporated by reference herein, relating to properties and operations on the properties in which the Corporation holds royalty, stream or other interests, including the disclosure included in the sections entitled “Hod Maden Project” in this prospectus, “General Development of the Business” and “Description of the Business” in the Annual Information Form and “Appendix C – Information Concerning Sandstorm” in the Nomad Acquisition Circular, is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof or as of the date of (or as specified in) this prospectus or the documents incorporated by reference herein, as applicable, and none of this information has been independently verified by the Corporation. Specifically, as a royalty or stream holder, the Corporation has limited, if any, access to properties included in its asset portfolio. Additionally, the Corporation may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. The Corporation is dependent on, (i) the operators of the properties and their qualified persons to provide information to the Corporation, or (ii) publicly available information (including the information described in this prospectus and the documents incorporated by reference herein) to prepare disclosure pertaining to properties and operations on the properties on which the Corporation holds royalty, stream or other interests, and generally has limited or no ability to independently verify such information. Such information is necessarily imprecise because it depends upon the judgment of the individuals who operate the properties on which the Corporation holds royalty, stream or other interests. Although the Corporation does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by owners or operators may relate to a larger property than the area covered by the Corporation’s royalty, stream or other interests. The Corporation’s royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

The disclosure in this prospectus and in the documents incorporated by reference herein relating to mineral reserve and mineral resource statements for individual properties is made as at the dates indicated. In addition, numerical information contained herein and in the documents incorporated by reference herein which has been derived from information publicly disclosed by owners or operators may have been rounded by the Corporation and, therefore, there may be some inconsistencies within the information presented herein or in the documents incorporated by reference herein, on the one hand, and with respect to significant digits presented in the information publicly disclosed by owners or operators, on the other hand.

The Corporation considers its stream and royalty interests with respect to the Antamina mine and the Hod Maden project to be its only material mineral properties for the purposes of NI 43-101.

The disclosure contained herein or in the documents incorporated herein by reference of a scientific or technical nature for the Antamina mine is based on:

(i)

the technical report entitled “Technical Report, Mineral Reserves and Resources, Antamina Deposit, Peru 2010” dated January 31, 2011, and having an effective date of January 1, 2011 (the “Antamina Report”), which technical report was prepared for Compañía Minera Antamina S.A., the Peruvian company that owns and operates the project and is jointly owned by Teck Resources Limited (“Teck”), BHP Billiton plc and Glencore plc, and which report was filed under Teck’s SEDAR profile on March 22, 2011; and

(ii)

information that has been disclosed by Teck, which was sourced from Teck’s annual information form dated February 23, 2022 for the year ended December 31, 2021 (the “Teck AIF”) and filed on Teck’s SEDAR profile on February 25, 2022.

The disclosure contained herein or in the documents incorporated herein by reference of a scientific or technical nature for the Hod Maden project is based on:

(i)

the technical report entitled “Hod Maden Project, Feasibility Study – Updated Technical Report NI 43-101” dated July 13, 2022, and having an effective date of February 28, 2021 (the “Hod Maden Report”), which technical report was prepared for Horizon Copper Corp. (then Royalty North Partners Ltd.) (“Horizon”) and filed under Horizon’s SEDAR profile on July 20, 2022; and

(ii)

information that has been disclosed by Horizon, which was sourced from Horizon’s management information circular dated July 26, 2022, prepared in connection with the annual general and special meeting of shareholders of Horizon held on August 29, 2022 to consider, among other things, the Spin-Out Transaction (as defined herein) (the “Horizon Circular”) and filed on Horizon’s SEDAR profile on July 29, 2022.

All scientific and technical information contained herein and in the documents incorporated by reference herein, including all scientific and technical information contained herein and in the documents incorporated by reference herein relating to the Antamina mine and the Hod Maden project, was reviewed and approved in accordance with NI 43-101 by Imola Götz, M.Sc., P.Eng, F.E.C., Vice President, Mining & Engineering of the Corporation, a qualified person under NI 43-101.

If, after the date of this prospectus, the Corporation is required by Section 4.2 of NI 43-101 to file a technical report to support scientific or technical information that relates to a mineral project on a property that is material to the Corporation, the Corporation will file such technical report in accordance with Section 4.2(5)(a)(i) of NI 43-101 as if the words “short form prospectus” refer to a “shelf prospectus supplement”.

NON-IFRS AND OTHER FINANCIAL MEASURES DISCLOSURE

Certain performance measures and ratios that have been included in this prospectus, or incorporated by reference herein, do not have any standardized meaning prescribed by IFRS including (i) all-in sustaining cost (“AISC”) on a co-product basis, AISC per gold ounce on a co-product basis, AISC on a by-product basis and AISC per gold ounce on a by-product basis, and (ii) C1 costs on a by-product basis and C1 costs per gold ounce on a by-product basis. This prospectus, or the documents incorporated by reference herein, presents these non-IFRS financial measures or ratios as it is understood that certain investors will use this information to evaluate the Corporation’s performance in comparison to other mining companies in the precious metals mining industry who present results on a similar basis. Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and in accounting frameworks, such as in IFRS, and as such these measures might not be comparable to the similar financial measures disclosed by other companies. Accordingly, the presentation of these non-IFRS financial measures or ratios is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

AISC per gold ounce on a co-product basis is a forward-looking non-IFRS financial ratio that uses AISC on a co-product basis, a non-IFRS financial measure, as a component. With respect to the Hod Maden project, AISC on a co-product basis is calculated by summing certain costs (operating costs, royalties, treatment, refining & transport costs, sustaining capital, G&A, and other costs). AISC per gold ounce on a coproduct basis is calculated by dividing AISC on a co-product basis by the payable gold ounces produced. AISC per gold ounce on a by-product basis is a forward-looking non-IFRS financial ratio that uses AISC on a by-product basis, a non-IFRS financial measure, as a component. With respect to the Hod Maden project, AISC on a by-product basis is calculated by deducting copper revenue from the summation of certain costs (operating costs, royalties, treatment, refining & transport costs, sustaining capital, G&A, and other costs). AISC per gold ounce on a by-product basis is calculated by dividing AISC on a by-product basis by the payable gold ounces produced.

The calculation of these measures is shown below:

In US$ millions (except for ounces and per ounce amounts)	AISC on a co-product basis		AISC on a by-product basis
Operating Costs	US$	543	US$	678
Royalties		296		349
Treatment, Refining and Transport Costs		151		193
Sustaining Capital		93		116
G&A		77		96
Other Costs		46		57
Copper Revenue		—		(812)
Projected all-in sustaining costs	US$	1,206	US$	677
Divided by:
Payable Gold Ounces		2,027,000		2,027,000
Equals:
Projected all-in sustaining cost per gold ounce	US$	595	US$	334

Historical all-in sustaining cost per ounce	US$	—	US$	—

C1 costs per gold ounce on a by-product basis is a forward-looking non-IFRS financial ratio that uses C1 costs on a by-product basis, a non-IFRS financial measure, as a component. With respect to the Hod Maden project, C1 costs on a by-product basis is calculated by deducting copper revenue from the summation of certain costs (operating costs, treatment, refining & transport costs, G&A, and other costs). The resulting figure is then divided by the payable gold ounces produced to calculate C1 costs per gold ounce on a by-product basis.

The calculation of these measures is shown below:

In US$ millions (except for ounces and per ounce amounts)	C1 costs on a by-product basis
Operating Costs	US$	678
Treatment, Refining and Transport Costs		193
G&A and other costs		111
Copper Revenue		(812)
Projected C1 costs on a by-product basis	US$	170
Divided by:
Payable Gold Ounces		2,027,000
Equals:
Projected C1 costs per gold ounce on a by-product basis	US$	84

Historical C1 costs per gold ounce on a by-product basis	US$	—

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement of which this prospectus forms a part: (1) the documents listed under “Documents Incorporated by Reference” (other than the footnote to the audit report of PricewaterhouseCoopers LLP relating to the financial statements of Nomad Royalty Company Ltd. (“Nomad”) as at December 31, 2021 and 2020 and for the years then ended, incorporated by reference in the Nomad BAR and the Nomad Acquisition Circular, which is expressly excluded from incorporation by reference into the Registration Statement); (2) powers of attorney from certain of the Corporation’s directors and officers (included on the signature page to the Registration Statement); (3) the consent of PricewaterhouseCoopers LLP with respect to their independent registered public accounting firm’s report on the Annual Financial Statements; (4) the consent of PricewaterhouseCoopers LLP with respect to their independent registered public accounting firm’s report on the audited consolidated financial statements of Nomad as at and for the fiscal years ended December 31, 2021 and December 31, 2020, including the notes thereto incorporated by reference in the Nomad Acquisition Circular and the Nomad BAR; (5) the consent of Deloitte LLP with respect to their independent auditor’s report on the audited carve-out financial statements of the BaseCore Royalty Package (as defined herein) as at and for the years ended December 31, 2021 and December 31, 2020 contained or incorporated by reference in the Nomad Acquisition Circular and the BaseCore BAR; (6) the consent of the “qualified person” referred to in this prospectus under “Interest of Experts”; (7) the consent of Canadian counsel, Cassels Brock & Blackwell LLP; and (8) the form of debt indenture. A copy of the form of warrant agreement, subscription receipt agreement, or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

THE CORPORATION

Sandstorm Gold is a gold streaming and royalty company which generates its revenue primarily from the sale of gold and other metals and from the receipt of royalty payments. Sandstorm Gold currently has a portfolio of 250 Streams and net smelter return (“NSR”) and other royalty agreements and interests, of which 39 of the underlying mines are producing. These gold and other interests currently owned by the Corporation are collectively referred to herein as the “Mining Operations”.

Sandstorm Gold is a growth-focused company that seeks to acquire royalties and gold and other metals purchase agreements (each, a “Stream”) from companies which have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Stream, Sandstorm Gold receives the right to purchase, at a fixed price per unit or at variable prices passed on spot, a percentage of a mine’s production for the operating life of the asset. Sandstorm Gold is focused on acquiring Streams and royalties on mines with low production costs, significant exploration potential and strong management teams.

A royalty is a payment to a royalty holder by a property owner or an operator of a property and is typically based on a percentage of the minerals or other products produced or the revenues or profits generated from the property. Royalties are not typically working interests in a property and, depending on the nature of a royalty interest and the laws applicable to it and the project, the royalty holder is generally not responsible for, and has no obligation to contribute additional funds for any purpose, including, but not limited to, operating or capital costs or environmental or reclamation liabilities. An NSR royalty is generally based on the value of production or net proceeds received by an operator from a smelter or refinery. These proceeds are usually subject to deductions or charges for transportation, insurance, smelting and refining costs as set out in the specific royalty agreement. For gold royalties, the deductions are generally minimal. NSRs generally provide cash flow which is free of any operating or capital costs and environmental liabilities. A smaller percentage NSR in a project can effectively equate to the economic value of a larger percentage profit or working interest in the same project.

Streams and royalties are an alternative to other more conventional forms of financing, including equity, convertible securities and debt financings which can be used to finance mineral projects. Sandstorm Gold competes directly with these other sources of capital to provide financing. Sandstorm Gold plans to grow and diversify its production profile through the acquisition of additional Streams and royalties. There is no assurance, however, that any potential acquisitions will be successfully completed.

The documents incorporated by reference herein, including the Annual Information Form and the Nomad Acquisition Circular, contain further details regarding the business of Sandstorm Gold. See “Documents Incorporated by Reference”.

Recent Developments

Q3 2022 Dividend

On June 30, 2022, Sandstorm Gold announced that its board of directors has declared the Corporation’s third quarterly cash dividend for 2022 in the amount of C$0.02 per Common Share to shareholders of record as of the close of business on July 19, 2022. The dividend was paid on July 29, 2022.

Upsized Credit Facility

On July 12, 2022, the Corporation amended its revolving credit agreement, allowing the Corporation to borrow up to US$500 million with an additional uncommitted accordion of up to US$125 million (which such accordion was exercised by the Corporation and became committed in full following the completion of the Nomad Acquisition), for a total of up to US$625 million (the “Upsized Credit Facility”). The amounts drawn on the Upsized Credit Facility are subject to interest at the Secured Overnight Financing Rate plus 1.875%-3.5% per annum, and the undrawn portion of the Upsized Credit Facility is subject to a standby fee of 0.422%-0.788% per annum, both of which are dependent on the Corporation’s leverage ratio.

BaseCore Transaction

On July 12, 2022, the Corporation completed an acquisition (the “BaseCore Transaction”) of nine royalties and one stream (the “BaseCore Royalty Package”) from BaseCore Metals LP (“BaseCore”) for total consideration of US$505.2 million (including transaction costs), paid by way of US$425 million in cash and the issuance of 13,495,276 Common Shares to BaseCore.

Hod Maden Forestry Permit

In July 2022, Lidya (as defined herein), the majority owner and operator of the Hod Maden project, was awarded the final permit from Turkey’s Ministry of Forests, which is a key project milestone of the Hod Maden project. See “Technical Information – Hod Maden Project – Exploration, Development and Production”.

Nomad Acquisition

On August 15, 2022, the Corporation acquired all of the issued and outstanding common shares of Nomad pursuant to a court-ordered plan of arrangement in accordance with Section 192 of the Canada Business Corporations Act (the “Nomad Acquisition”). Pursuant to the Nomad Acquisition, the Corporation issued 74,382,930 Common Shares. In addition, in connection with the Nomad Acquisition, up to 2,018,148 Common Shares are issuable on exercise of replacement stock options issued in exchange for existing Nomad stock options, and up to 2,661,012 Common Shares are issuable on exercise of Nomad warrants. As a result of the completion of the Nomad Acquisition, Nomad became a wholly owned subsidiary of the Corporation.

Spin-Out Transaction

On August 31, 2022 the Corporation completed a transaction (the “Spin-Out Transaction”) with Horizon. Pursuant to the Spin-Out Transaction, Horizon acquired:

•

the Corporation’s 30% equity interest in the Hod Maden project through the acquisition of a wholly-owned subsidiary of Sandstorm Gold that indirectly held the Corporation’s interest in the Hod Maden project;

•

the Corporation’s 55% operating interest in the Peninsula project through the acquisition of a wholly-owned subsidiary of Sandstorm Gold that indirectly held the Corporation’s interest in the Peninsula project;

•	US$10 million in cash; and

•

A promissory note of a wholly-owned subsidiary of Horizon (“Horizon Subco”), in the principal amount of C$43.2 million that was previously held by the Corporation pursuant to its sale of 49,672,515 common shares of Entrée Resources Ltd. (“Entrée”), representing an approximately 25.2% equity interest in Entrée, to Horizon Subco, which such transaction was completed on May 31, 2022.

In exchange, the Corporation received:

•	US$200 million in cash which was funded by the Hod Maden Stream (as defined herein), as further detailed below;

•	25,475,487 common shares of Horizon (the “Horizon Shares”), resulting in the Corporation holding an approximately 34% equity interest in Horizon; and

•	A US$95 million secured convertible promissory note of Horizon in favour of the Corporation (the “Term Loan”).

Concurrently with the foregoing consideration, the Corporation and Horizon entered into a gold purchase agreement (the “Hod Maden Stream”), pursuant to which, in exchange for a US$200,000,000 advance payment, the Corporation will receive 20% of all gold produced from the Hod Maden project (on a 100% basis) and will make ongoing payments of 50% of the gold spot price until 405,000 ounces of gold are delivered (the “Delivery Threshold”). Once the Delivery Threshold has been reached, the Corporation will receive 12% of the gold produced for the life of the mine for ongoing payments of 60% of the gold spot price.

In connection with the completion of the Spin-Out Transaction, the Corporation and Horizon also entered into an investor rights agreement which provides for, among other things, a right and first refusal in favour of the Corporation in respect of certain financing transactions and participation and top-up rights in respect of certain equity issuances in order to maintain its pro rata equity ownership percentage in Horizon so long as it holds at least a 30% equity interest in Horizon.

In addition to the Term Loan, the Corporation has also agreed to make available certain additional funds to Horizon subject to certain conditions, up to a maximum of US$150 million (the “Revolver” and together with the

Term Loan, the “Horizon Loans”). The Horizon Loans will bear interest at the secured overnight financing rate plus a margin (currently 2.0% – 3.5% per annum). The maturity date of the Horizon Loans is August 31, 2032 and are convertible to Horizon Shares at the option of the Corporation or Horizon (provided that no conversion will be effected if it would result in the Corporation holding a greater than 34% equity interest in Horizon).

As a result of the Spin-Out Transaction, Horizon acquired the ownership interest previously held by Sandstorm Gold in the Hod Maden project, and the Corporation retained the Hod Maden Stream. The Hod Maden Stream on the Hod Maden project is considered to be a material mineral project to Sandstorm Gold for the purposes of NI 43-101.

Spin-off of Antamina NPI

On July 22, 2022 the Corporation also entered into a definitive agreement with Horizon (the “Antamina NPI Sale Agreement”), pursuant to which Horizon has agreed to acquire a 1.66% net profits interests on the Antamina mine (the “Antamina NPI”) that the Corporation acquired from BaseCore pursuant to the BaseCore Transaction, through the acquisition of a wholly-owned subsidiary of Sandstorm Gold that held the Corporation’s interest in the Antamina NPI (the “Antamina NPI Sale”). In exchange, the Corporation will receive:

•	a royalty with payments equal to approximately one-third of the total Antamina NPI, after deducting the Antamina Stream (as defined herein) servicing commitments (the “Residual Antamina Royalty”);

•

a payment in cash (the “Antamina NPI Sale Cash Consideration”), which will comprise of: (i) US$50 million, or (ii) such lower amount (subject to a minimum of US$20 million) that is equal to the gross proceeds of a concurrent financing to be completed by Horizon, as Sandstorm Gold may agree to in writing in its sole discretion, which is to be funded from the proceeds of such concurrent financing;

•	US$86 million of which will be funded by the Antamina Stream;

•

a secured promissory note in an initial principal amount equal to the Antamina NPI Sale Note Principal Amount (as defined herein) made by Horizon in favour of the Corporation (the “Antamina NPI Sale Note”); and

•

a number of Horizon Shares in order to maintain the Corporation’s approximately 34% equity interest in Horizon, following the completion of the concurrent financing referred to above (the “Antamina NPI Sale Consideration Share Amount”).

Concurrently with the foregoing consideration, the Corporation and Horizon will enter into a silver purchase agreement (the “Antamina Stream”), pursuant to which, in exchange for a US$86,000,000 advance payment, Horizon will agree to deliver Sandstorm Gold refined silver equal to 1.66% of all silver production from the Antamina mine.

Pursuant to the terms of the Antamina NPI Sale Note, the initial principal amount (the “Antamina NPI Sale Note Principal Amount”) of the Antamina NPI Sale Note will be calculated as follows: US$361,000,000 (as adjusted from time to time under the terms of the Antamina NPI Sale Agreement), being the total deemed consideration payable by Horizon to the Corporation, less (i) the amount of the Antamina NPI Sale Cash Consideration, (ii) an amount attributed to the Antamina NPI Sale Consideration Share Amount; and (iii) US$94,000,000, representing the amount attributed to the Residual Antamina Royalty under the Antamina NPI Sale Agreement. The Antamina NPI Sale Note will bear interest at a rate of 3% per annum and have a term of 10 years. It will be convertible to Horizon Shares at the option of the Corporation or Horizon (provided that no conversion will be effected if it would result in the Corporation holding a greater than 34% equity interest in Horizon).

The shareholders of Horizon approved the Antamina NPI Sale at a meeting held on August 29, 2022 and closing will be subject to Horizon completing its concurrent financing and obtaining all regulatory approvals.

The Corporation currently holds the Antamina NPI, and upon completion of the Antamina NPI Sale, will hold the Antamina Stream. The Antamina NPI on the Antamina mine is currently, and the Antamina Stream on the Antamina mine will be, considered to be a material mineral project to Sandstorm Gold for the purposes of NI 43-101.

Platreef Gold Stream

On September 12, 2022, the Corporation made a payment of US$56.25 million to Ivanplats (Pty) Ltd. (“Ivanplats”) pursuant to a gold purchase agreement dated December 7, 2021 between Ivanplats and Nomad (the “Platreef Gold Stream”), which such agreement was assumed by the Corporation following the completion of the Nomad Acquisition. Such payment constituted the remainder of the US$75 million up-front cash deposit required to be paid to Ivanplats pursuant to the Platreef Gold Stream, following the payment of the initial US$18.75 million cash deposit by Nomad to Ivanplats on December 16, 2021.

Greenstone Gold Stream

On October 28, 2021, Nomad entered into a gold purchase agreement with OMF Fund II (SC) Ltd., an affiliate of Orion Mine Finance Fund II LP and Orion Mine Finance Fund III LP, with respect to its interest in Greenstone Gold Mines LP, which is the owner of the Greenstone Gold project (the “Greenstone Gold Stream”). Pursuant to the agreement, Nomad is required to provide up-front cash deposits totaling US$95 million. On December 14, 2021, Nomad advanced the first deposit of US$13.3 million. The second deposit was conditional upon satisfaction of certain conditions precedent prior to June 30, 2023. The obligations of Nomad under the Greenstone Gold Stream were assumed by the Corporation following the completion of the Nomad Acquisition and on September 15, 2022, the Corporation received a notice from OMF Fund II (Sc) Ltd. directing the Corporation to pay the remaining US$81.7 million of the up-front cash deposit. The Corporation intends to advance this second deposit on October 3, 2022.

TECHNICAL INFORMATION

Hod Maden Project

The following disclosure relating to the Hod Maden project is based on the Hod Maden Report, which technical report was prepared for Horizon (then Royalty North Partners Ltd.) and filed on July 20, 2022, and information that has been disclosed by Horizon, which was sourced from the Horizon Circular filed on July 29, 2022. Horizon is a reporting issuer in certain jurisdictions of Canada and the Hod Maden Report and Horizon Circular are available under Horizon’s profile on SEDAR. Information contained in this prospectus with respect to the Hod Maden project has been prepared in accordance with the exemption set forth in Section 9.2 of NI 43-101. Imola Götz, M.Sc., P.Eng, F.E.C., Vice President, Mining & Engineering of the Corporation, a qualified person under NI 43-101, has approved the disclosure of scientific and technical information in respect of the Hod Maden project contained or incorporated by reference in this prospectus.

Project Description, Location and Access

The Hod Maden project is located approximately 20 kilometres south of Artvin and 130 kilometres northeast of Erzurum in north-eastern Turkey near the border with Georgia. The north-south striking Hod Maden deposit is transected by the (locally) east-west trending Maden Creek Valley, with the valley populated by scattered neighborhoods of residential dwellings. The village of Yukarimaden sits in close proximity to the deposit, while the village of Aşağımaden sits approximately two kilometres downstream.

The Hod Maden property is accessible from Artvin city (20 kilometres radially, one hour by road) or from Erzurum city (130 kilometres radially, 2.5 hours by road via Yusufeli). The highways from Artvin or Erzurum are asphalt up to the new main road junction along the reservoir on the Çoruh River. The road leading away from the reservoir to the working area and nearby Yukarimaden village is partly asphalt and will require major upgrade works to make it suitable for mining operations traffic. Erzurum is the nearest city with an international and significant domestic airport (the alternative is Trabzon).

The project is well positioned with access to infrastructure. Yukarimaden village lies within the Hod Maden property and has limited power, running water, and sewage treatment facilities. Two high-tension power lines (154 kV and 380 kV) stretch across hilltops above the project area. Two concentrate handling facilities and ports are situated on the Black Sea coast near the project. The closest is Hopa, approximately 120 kilometres by road from Yukarimaden. Hopa was built to handle copper concentrate from the nearby Murgul mine. The second is Rize, which handles concentrate from the Cayeli mine, approximately 200 kilometres from the Hod Maden project area.

The project site is located within Artvin Province, which at the last estimate had 166,143 inhabitants over an area of 7,362.20 square kilometres. By regional standards, the population density is relatively low (22.6 inhabitants per square kilometre) and relatively aged (an average age of 39.5). The region has been subject to rural depopulation over the past 30 years. Much of the local labour force is engaged in agricultural pursuits, mining and service industries. There are no large construction companies located in the region and large construction contracts in the area (such as a large dam and ongoing road projects) are generally carried out by large companies based in the west of Turkey. Accordingly, it is most likely that construction contracts will be awarded to national contractors based in the west of Turkey, although they will likely draw on (and be contractually obliged to draw on under Turkish law) the local population for skilled, semi-skilled and unskilled labour. Most skilled construction workers are transient. Similarly, construction materials, machinery and fabricated items will be sourced from the west of Turkey given the lack of industry in the province (as well as adjoining provinces). Materials for concrete (except cement) are available from local quarries within 50 kilometres of the site, or they may potentially be quarried on site. Cement is available in the region. Most other construction materials will be sourced from the west of Turkey as there is limited supply regionally, which is mainly focused on housing construction and agricultural requirements.

The Hod Maden project consists of Turkish Operating Licence 87288, comprising a total land area of 3,511.71 hectares. The licence date is February 4, 2013, with a renewal date of February 6, 2023. Licences are all owned by Artmin Madencilik Sanayi ve Ticaret Anonim Şirketi (“Artmin”), a Turkish entity that is owned 70% by Lidya Madencilik (“Lidya”) and 30% by Sandstorm Gold (through Mariana Resources Limited (“MARL”)). Teck previously retained a 2% NSR royalty on the concessions (the “Sandstorm Royalty”), which Teck subsequently sold to a subsidiary of Sandstorm Gold in January 2016.

The tenements are covered by forestry lands and numerous small freeholdings (private lands). Access to the forestry land will be received via a forestry permit which will be lodged imminently. Artmin is in the process of acquiring the private lands via private sale or expropriation process. The expropriation process was approved and commenced by the General Directorate of Mining and Petroleum Affairs (the “Mining Directorate”) on March 18, 2020. The population to be affected is very small and there is a resettlement plan for them. A budget for land purchases, resumption and restitution has been allowed for in the capital cost estimate for the project.

Mining activities and related liabilities in Turkey are regulated by the Mining Law No 3213 dated June 15, 1985 (amended in 2004 by Law 5177, 2010 by Law 5995, 2015 by Law 6952, 2017 by Law 7020, 2017 by Law 7061, 2018 by Law 7103 and 2019 by Law 7164), which regulates mining activities and related liabilities in Turkey (the “Mining Law”), together with the Mining Regulation dated September 21, 2017 which regulates mining activities and related liabilities in Turkey (the “Mining Regulation”) and the Mining Waste Directive dated July 15, 2015.

The Ministry of Energy and Natural Resources (the “MENR”) is responsible for overseeing the mining industry. The General Directorate of Mining Affairs, a department of MENR, grants licences and regulates mining activity. There are three types of licences granted for prospecting and operating mines under Turkish law: an exploration licence (enables the holder to carry out exploration activities in a specific area), an operating licence (enables the holder to carry out operational activities), and an operating permit (enables the holder to operate a mine). The Hod Maden operating licence was granted on February 4, 2013, by the Mining Directorate.

Licences are subject to an application fee and an annual licence fee as per amendments in 2019 by Law 7164 (70% is from licence value and 30% is from environment-friendly guarantee) to be determined under Mining Law.

Royalties are payable to the state in Turkey on the principle of the value of the commodity at the underground mine portal. Prior to April 2020, the overall royalty rate for a polymetallic mine in Turkey was the rate derived from the value of the mineral forming the greatest proportion of gross revenue from payable metals in a given period. However, in April 2020, the regime changed to one where applicable royalty rates were applied separately by commodity and the rates for each commodity in a given period depend on the price of that commodity. The royalty base for each metal is calculated pro-rata to the gross revenue from payable metal proportions. This means that, if gold is 80% of gross revenue, it will also attract 80% of common deductible costs in its royalty base. Royalty rates to the state are on a sliding scale dependent on the mineral’s selling price and range from 1.25% to 18.75% for gold and from 1% to 15% for copper.

The Mining Regulation also introduced the concept of an “environment-friendly guarantee”, which is an annual guarantee payment which becomes payable when the operating licence is issued. It is understood that 30% of the licence value (environment-friendly guarantee) will be returned at closure, which in practice will partially reimburse the cost of closure.

Turkey also offers a number of investment incentive schemes (“IICs”), and the Hod Maden project may qualify for the regional incentive scheme, which can provide: reduced corporate tax rate from 20% to 2% on up to 50% of the initial capital investment; exemption from customs duties (during the certifiable period); value-added tax exemptions on local and imported equipment and machinery (during the certifiable period); support for employer share of social security exemptions; and support for loan interest payments. The IIC initially covers the development/construction period, but may either be extended or replaced with a similar scheme to retain some of all the benefits into the production phase. Details of the specific applicability of the IIC for Hod Maden will be investigated further as part of the implementation plan for the project.

Current licence fees (sunk costs) are depicted below. These licences enable Artmin to undertake the following activities within the leases on forestry lands. Activities on private lands require the consent of the owners.

Operating Licence Fees and Forestry Land Fees for 2020

Payments	Operating Licence (87288)
Licence Value (according to Mining Law)	179,135.00 Turkish Lira
Forestry Land Permit Fee (52 drill sites)	62,995.64 Turkish Lira
Forestry Land Permit Fee (30 drill sites)	64,106.52 Turkish Lira
Forestry Land Permit Fee (30 drill sites)	81,286.93 Turkish Lira
Forestry Land Permit Fee (Road)	12,187.19 Turkish Lira
Forestry Land Permit Fee (28 drill sites)	77,075.47 Turkish Lira
Forestry Land Permit Fee (61 drill sites)	261,384.40 Turkish Lira
Forestry Land Permit Fee (30 drill sites)	33,514.41 Turkish Lira

Payment liability is variable. Licence values are determined every year. The revaluation rate is determined annually by the Ministry of Finance according to the provisions of the Tax Procedure Law. As a result, the 2020 licence value is determined by increasing the amount of the previous years at the revaluation rate and fees are announced on the website of the Mining Directorate.

There are currently no significant financial arrangements with third party stakeholders for the Hod Maden project, such as off-take agreements, shipping and port handling agreements, land holder agreements or access agreements. There are rental agreements in place to utilize the exploration office, accommodation camp and core yard land. All responsibilities of the contractor camp area at Yukarimaden are under the local drilling contractor’s responsibility.

The Sandstorm Royalty is effectively a 2.0% NSR royalty. The royalty base is calculated by subtracting smelter costs, freight and transport from site to smelter and the state royalty from the gross revenue from payable metals. The Sandstorm Royalty is 2% of this royalty base.

Environmental Impact Assessment Approved

Obtaining approval to proceed with the Hod Maden project required a positive decision from the Ministry of Environment, Urbanisation and Climate Change (the “Ministry”) in regard to an Environmental Impact Assessment (“EIA”). This approval was gained from the Ministry on November 17, 2021. There are a number of other permits that will need to be obtained following this decision (and technically can only be issued after the EIA is approved), however these permits should follow readily as most of the government departments that issue these permits participated on the Technical Review Committee that formulated the required commitments from Artmin as a basis of approval of the EIA.

Other Significant Factors and Risks

There are a number of operating metallic mines in the north-eastern region of Turkey. Other major projects in the area have been associated with hydroelectric power generation. Although there has been some resistance to some of these projects in the past, they have eventually advanced. Locally, negative sentiment was expressed towards the Hod Maden project in the early development period, mainly around the possible use of cyanide. This negative sentiment has largely dissipated and Artmin has focused on processing options that do not require the use of cyanide.

History

The Hod Maden project (“maden” means mine in Turkish, “hod” is a local plant name in Georgian), is located in an important copper mining district. The project was formerly known as “Hot Maden”, but the name has recently been changed to Hod Maden to reflect the true historical name of the area.

Mining at the Hod Maden project may pre-date the rise of the Ottoman Empire (14th century) and the keeping of historical records. The presence of slag overburden in holes HTD-04 and HTD-05 suggests pre-Russian mining at Hod Maden. The tailings from Russian processing facilities are located in the southern part of the Hod Maden project area. In 1886, the Hod Maden property was in the territory of Russia and the operation of Hot Mines was given to a Mr. Simonides by the Russian government. Hot Mines, which are mostly in the southern part of the current concessions, were exploited by this group from 1888 to 1904 and historical records suggest that some 500 to 700 tons of copper per year were produced during this period. The mining method was underground narrow vein mining reported to have used an 8% copper cut-off grade, however these figures cannot be corroborated and cannot be relied upon. This mining operation was closed sometime between 1904 and 1911.

In 1913, the Hod Maden project was acquired by the Russian Hot Company (the “Hot Company”). Exploration, including drilling, was carried out by this company, however the results are not available. The Hot Company started construction of a new metallurgical plant and access road following their exploration campaign. The Hot Company’s activities ended in 1923, when the Russians were expelled, and the region returned to Turkey. Current residents of the local villages near Hod Maden recount stories that the Russians began, but did not complete, a tunnel in the direction of the Hod Maden discovery hole area.

The mine site was acquired by the Mineral Research & Exploration General Directorate (“MTA”) in 1942. During 1942 to 1943, limited geophysical field measurements, re-opening of the underground workings and sampling were carried by MTA in the southern historic mining area. The analysis from 109 samples taken from mostly narrow-vein occurrences returned an average grade of 2.57% copper. These values are of historic interest only and, following this work, new development was proposed but not immediately carried out.

The following is a chronology of ownership and events at the Hod Maden project since 1943:

Mineral Research & Exploration Directorate

•

1946 – Report issued by MTA on the geology of the Hod Maden property; additional geophysics and drilling recommended in the area of the old Russian mining in the southern part of the 8+ kilometre long anomaly.

•	1966 – A report, Hot Artvin lead-zinc-copper mineralization, authored by Dr.R.Ovalıoğlu of MTA was published.

•	1970 – A report, Geology around Belizor Meydan (Hot) Districts, authored by Mehmet Doyuran of MTA was published.

•

1974 – It appears that MTA allowed ETI Bank to complete some exploration drilling in the south area of the Hod Maden prospect in the area of the rhyolite breccia (results not known); on basis of IP and Turam geophysics, drilling was proposed in the northern part of Hod Maden (Lidya drilled this in 2014).

•	1976 – The Geological Report of Pyritic Copper-Zinc-Lead Mineralization authored by Satir and Ereren of MTA was published that included IP and Turam geophysical work.

Anglo-Tur

•	1991 – The tenements were acquired by Anglo-Tur (a subsidiary of Anglo American Corporation Inc.).

•	1992 – Anglo-Tur drilled six holes, but the results and location of drilling are unknown.

Teck Cominco

•	Circa 2006 – Teck acquired concessions through government auction covering the old Hod Maden area which included the area drilled by Lidya in 2014.

•	2010 – Artmin was invited by Teck to visit the property in 2010. On December 3, 2010, AMG Mineral Madencilik AS (“AMG”) made the first visits to Turkey properties on invitation from Teck.

•	2011, July 7 – The Turkish government announced plans to auction a number of mining licences commencing January 9, 2012 and ending May 24, 2015.

AMG/Aegean Metals Group Inc. (“AGN” or “Aegean”)

•

The Hod Maden concession was held by several groups after the early 1990’s with Teck (formerly Cominco) holding the property in 2011, when the Turkish government announced an auction for the Hot North concession, immediately north of the Hod Maden concession.

•

AMG geologists visited the prospect in mid-January 2012 and chose to bid on Hot North, Ulutas, and Halilaga East properties. The auction was held on January 31, 2012, and AMG won the bid in the first round in accordance with the Mining Law. Later in 2012, AMG’s parent company, AGN, became a TSX-listed company. Aegean acquired a 100% interest in Teck’s three concessions (201200321, 201201058, 201201059) at Hod Maden in return for 1.55 million AGN shares and a minimum US$300,000 of exploration expenditures over three years (i.e by Aug 2015). Teck retained a 2% NSR on the concessions. This acquisition united four concessions totaling 7,394 hectares, forming the Hod Maden project, and under the control of AGN.

•

In mid-January 2012, AMG personnel visited all three properties and collected surface samples. Initial samples taken returned maximum values of 4 grams per tonne gold in road cuts. No detailed sampling was carried out. The mineralization appears extensive with the best gold-copper-zinc values at the lowest elevation in the centre of an 8+ kilometre long, 300 metres wide, north-trending alteration zone.

•

AGN entered into an option agreement with Lidya in June of 2014. Under the terms of the agreement, Lidya earned a 70% interest in the Hod Maden property through exploration expenditures and cash payments. MARL merged with AGN in January 2015, and therefore held AGN’s former 30% interest in the jointly owned company.

Artmin

•

Artmin, as a jointly owned company was formed in January 2016, upon the signing of a shareholder agreement between MARL and private Turkish company Lidya. Lidya and MARL held 70% and 30% interests, respectively, in Artmin.

•

In January 2016, Sandstorm Gold acquired the 2% NSR from Teck. In July 2017, Sandstorm Gold acquired MARL and its 30% interest in the Hod Maden project. In June 2018, Sandstorm Gold filed a Pre-Feasibility Study NI 43-101 Technical Report dated May 31, 2018, on the Hod Maden project (the “PFS”), outlining a 13-year underground mining operation.

Geological Setting, Mineralization and Deposit Type

Regional Geology

Turkey is located in the Alpine Orogenic Belt between the Eurasian Plate in the north, and Arabian and African Plates in the south. Four main east-west trending tectonic belts cross the country from north to south. These are the Pontides, Anatolides, Taurides and Border Folds, all of which are the result of continuing continental collision, subduction and sedimentation during the Mesozoic era. The Hod Maden project is located within the Eastern Pontides tectonic belt, which coincides with the 500-kilometre-long, and 50 to 75 kilometre wide mountain chain extending along the south-eastern Black Sea coastline of Turkey. The property lies along an interpreted northeast trending suture zone within a late Cretaceous age, island arc volcano-sedimentary sequence. The suture separates a terrain containing dominantly volcanogenic massive sulfide-type deposits, located to the west including Cayeli, Murgul and Cerattepe; from a terrain containing porphyry/intrusion-related and epithermal systems (Berta, Tac-Çorak, Ardala-Salinbas) within, and to the east of, the suture.

Project/Local Geology

The Hod Maden project is underlain by roughly north-south trending stratigraphy, comprising three principal rock types, however the general dip directions are quite variable.

Mineralization is hosted within a broadly north-south striking volcanic-sedimentary sequence of mafic to locally dacitic composition, suspected to be of early to middle Cretaceous age. Lithologies mapped in the eastern part of the Hod Maden project area principally include:

•	massive feldspar porphyritic and locally amygdaloidal units (likely comprising sub-volcanic intrusions or thick flows) of inferred andesitic composition;

•	occasional columnar jointed sills of more mafic composition;

•	locally quite voluminous coarse monomictic andesite porphyry clast breccias.

Forming a prominent swath in the central part of the sector is a series of well-stratified locally fine fragmental quartz-bearing volcanic sediments (epiclastics) and variably reworked tuffs, some components of which are weakly calcareous. Litho-types include volcanic siltstones, sandstones and fine to coarse-grained immature crystal-rich pebble-cobble clast-bearing volcanic tuff-wackes. Thin blue-grey limestone horizons are locally present. This bedded sequence persists into the north-eastern part of the Hod Maden project area, giving way up-dip to an assemblage of well-stratified purple-grey and greenish hued andesitic volcanic units forming the western edge of a more extensive, possibly younger domain to the east of the sector, and which could be of a more sub-aerial nature.

The south-eastern part of the Hod Maden project area is underlain by a series of thick-bedded to massive feldspar porphyritic units and coarse breccias of andesitic composition. Their precise age relationship with the more conspicuously bedded sub-aerial andesitic domain exposed to the northeast of the sector is unclear. They could be related or alternatively comprise a distinct litho-stratigraphic unit.

Forming a prominent feature in the southern part of the mapped area is a locally coarse quartz-phyric to commonly more aphanitic, in-part spherulitic and strongly flow-banded felsic dome of dacitic to rhyodacitic composition with locally very well-developed auto-breccia facies. Where unaltered, the felsic dome presents a greenish chloritic nature. Precise age relations with adjacent volcanic stratigraphy are poorly constrained, though the dome likely intrudes the bedded dacitic volcaniclastics and more massive andesitic litho-types to the west. Contacts with the massive to thick bedded andesite to the southeast could also be in-part intrusive, suggesting that if this andesitic domain is younger than the well-bedded volcanic sedimentary sequence to the west, then the dome may be younger still.

Cutting the felsic flow-dome are a series of north to northwest striking fine-grained to coarsely feldspar and hornblende porphyritic andesite dykes, and more interestingly, sparse feldspar-quartz porphyry dykes. Both are overprinted by mineralization, with the feldspar-quartz porphyry dykes providing some evidence for a related underlying porphyritic intrusion. However, more obvious discordant coarse-grained or porphyritic intrusive phases, either as dykes or stocks, are uncommon in the area.

Locally preserved in areas of strong pyritisation are small, crudely horizontally bedded remnants of ferricrete, locally “perched” at elevations well above present valley bottoms, attesting perhaps to rapid Neogene uplift and erosion in the region.

Mineralization

The Hod Maden project lies on the eastern margin of an extensive domain of Cretaceous age arc-related volcanic stratigraphy, which to the northwest hosts several volcanogenic massive sulphide type deposits such as Cayeli. Hod Maden is structurally complex. A vast array of faults including both low-angle and steeply dipping structures have been identified. Some faults control distribution of mineralization and broader hydrothermal alteration.

Gold-copper mineralization is broadly associated with a locally argillic/phyllic hydrothermal alteration corridor which incorporates the sub-vertical, north-northeast Hod Maden fault zone (the “Hod Maden Fault Zone”) and extends for more than seven kilometres with a width of up to 300 metres. Mineralization occurs in andesitic breccias and dacitic tuffaceous sediments as quartz-sulphide (pyrite-chalcopyrite) +/- hematite / jasper breccias and locally massive sulphides, pyrite-chalcopyrite. Zinc and lead minerals occur as separate concentrations trending parallel and offset from the main gold and copper sulphide bodies.

Geological data indicates that mineralization is most likely a polymetallic sub-volcanic hydrothermal deposit, with the key mineralization formed between the epithermal and porphyry zones. This is similar to a high-sulphidation epithermal rather than a VMS deposit like the nearby Cayeli.

The Hod Maden deposit is divided into a northern Main Zone and the contiguous South Zone, with a third area of mineralization located 500 metres further to the south at the Russian Mining area.

The Main Zone: At least two styles of high-grade gold-copper mineralization are evident at the Main Zone at Hod Maden:

•	the predominant multiphase quartz-sulfide (pyrite-chalcopyrite) +/- hematite/jasper breccia bodies; and

•	semi-massive to massive sulfides (pyrite-chalcopyrite).

Small scale mining of narrow, high-grade polymetallic veins was also undertaken in the southern portion of the Hod Maden property by Russian mining interests prior to 1923. Ancient slags have also been intersected in alluvial material overlying the Main Zone.

The two mineralization styles are related to different mineralizing events, with the semi to massive sulfide mineralization representing an earlier mineralization event and the multiphase breccia a later epigenetic (perhaps deep epithermal?) event. The Main Zone deposit is sub-vertical in nature, and currently has dimensions of around 400 metres in length (N-S), 50 – 70 metres true thickness, and a down-dip extension of greater than 300 metres.

Overall, the highest grade gold-copper mineralization (typically greater than 15 grams per tonne gold but locally greater than 100 grams per tonne gold, and +2% copper) at Hod Maden is aligned along the eastern margin of the Main Zone: this domain of very high-grade mineralization is typically +15 metres thick (true width), is remarkably continuous in both the vertical and from section to section, and currently contains a substantial majority of the in-situ metal content of the Hod Maden deposit. All mineralization intersected to date at Hod Maden Main Zone is sulfide; no oxide (and only limited supergene enrichment – minor replacement of chalcopyrite by chalcocite – occurs near surface), which is interpreted to be a direct result of the high erosion rates experienced in rugged terrains.

Hydrothermal alteration associated with the gold-copper mineralization at Main Zone is dominated by chlorite, with the flanking wallrocks typically displaying argillic and phyllic alteration assemblages. At vertical depths of 450 metres or more below surface, late-stage anhydrite brecciation of the multiphase gold-copper breccias is common and results in the dilution of pre-existing gold-copper grades. Both the form and source of this anhydrite is unclear, with the main possibilities being that it represents a “cap” to a deep, yet undiscovered intrusive phase, or may simply be due to fluids circulating within the Hod Maden Fault Zone. Deep drilling will be required to better understand the nature and distribution of this anhydrite.

From a geochemical perspective, the Hod Maden gold-copper mineralization contains only minor concentrations of silver and trace concentrations of deleterious elements such as arsenic, antimony, bismuth, and mercury. These characteristics will play an important role in future development studies, as metallurgical studies completed to date have shown the amenability of Hod Maden ores to produce high quality flotation concentrates.

The South Zone is hosted dominantly in dacitic volcanic rocks and breccias, and comprises network quartz veins, veinlets, and breccia. Pyrite is the dominant sulfide phase, with relatively minor chalcopyrite. In contrast to the Main Zone, where chlorite is the dominant alteration mineral phase associated with gold-copper mineralization, sericite dominates in the South Zone. Both hematite and jasper also occur but in significantly lower abundances within the South Zone. Exploration drilling will continue to evaluate the resource potential in the South Zone and will progressively move southwards towards the area of the pre-1923 Russian mining activity. Stratabound and disseminated style zinc-lead (sphalerite-galena) mineralization also flanks the known gold-copper mineralization to the east and locally to the west. It is not currently known whether this style of mineralization represents a separate mineralization event or whether it forms part of a distal metal zonation to the gold-copper system.

The Russian Zone: Very little is known about the style of mineralization mined from the pre-1923 Russian mining area, located approximately 500 metres to the south of the Southern Deposit, as most of the original adits and mine accesses have now collapsed. Historic MTA records suggest that mining was small scale and focused on narrow, high copper grade polymetallic (copper-gold-lead-zinc-silver) veins. Topographically, the pre-1923 Russian mine area lies approximately 300 metres vertically above the Main Zone deposit, which suggests that deeper drilling may be required to reach possible Main Zone analogues.

Deposit Types

The Hod Maden project area is prospective for several deposit types. The Hod Maden properties are located in the Eastern Pontides metallogenic province, a tectonic belt comprising part of a volcanic island-arc system. The province is of Jurassic through Miocene age and hosts a great number of base metal deposits. The province extends over an area of more than 500 kilometres east-west and 50 kilometres to 75 kilometres north-south and consists of a 2,000 metre to 3,000 metre thick sequence of volcanic rocks with minor intercalations and lenses of marine sediments which are divided into three stratigraphic cycles. The ratio of economically important base metal deposits changes along the general strike of the province from east (copper>>lead+zinc) to west (lead+zinc>>copper).

Approximately 40 kilometres to the northwest of the Hod Maden project, the Murgul copper-(lead-zinc) deposit is one of Turkey’s largest copper producers. Genetically, Murgul is assigned to a sub-volcanic-hydrothermal formation related to island-arc volcanism. It has been interpreted as a transitional type tending to porphyry copper deposit style (Murgul type). By comparison, the deposits of the Lahanos and Madenköy, 170 kilometres west of the Hod Maden project, in the western part of the metallogenic province are assigned to the Kuroko-type. Closer to the project, several deposits have also been documented to be of volcanogenic massive sulphide type (VMS) including Cayeli, an operating mine and Cerattepe, a potentially viable operation. Just 25 kilometres to the north of the Hod Maden project lies the Ardala-Salinbas prospect, which is an intrusion related system with the mineralization hosted in limestones that stratigraphically overlie the Hod Maden volcano-sedimentary package.

The current view of MARL/Lidya in relation to the genetic model for Hod Maden favours a sub-volcanic hydrothermal model with the bulk of the breccia style mineralization formed between the epithermal and porphyry levels. This is similar to the high-sulphidation epithermal type although lacking significant concentrations of enargite and silver.

Exploration

Geophysical exploration commenced in the early 1970’s with induced polarization and electromagnetic surveys undertaken, which led to the drilling of three holes into the highly prospective southern part of the Hod Maden property in 1974. Drilling prior to 2014 has not been used in the mineral resource estimation; however, it has been used to inform the wider geological picture.

Detailed surface mapping and sampling at 1:25,000 scale was completed in 2013, over an area of four-square kilometres covering the south and central mineralized hydrothermally altered zone. From this work the genetic model of mineralization progressed from VMS-like to epithermal-like.

In 2014 a soil geochemistry survey, with a focus on the central zone, was completed. This included a number of rock samples. In 2015 a gravity survey was undertaken to define the buried mineralization border. Identified anomalies do not correlate well with the intersected mineralization.

Between 2014 and 2019, a total of 219 holes, either PQ or HQ, were drilled into the Hod Maden deposit. Fifteen of these holes were twin holes drilled due to a problem with core recovery. The drill spacing through the central areas is on an approximate 25 metre x 25 metre grid, and most holes dip approximately 60°, either to the west or east.

Detailed geological logging was completed on site and half core was sent for analysis at one of two laboratories. A quality assurance/quality control (“QA/QC”) program was implemented with the regular submission of certified reference material/standards, certified blanks, and field duplicates. The QA/QC program results are good for all potentially economic elements being assayed.

Pulp duplicates were submitted to a second laboratory for gold analysis. The results of which indicate a good correlation between the original and the pulp duplicate.

Drilling

All drilling prior to 2014 was not used in the mineral resource estimation and is not detailed within the Hod Maden Report.

A multiphase diamond drilling program was carried out at the Hod Maden project between 2014 and 2019 by an independent contractor. The initial drilling used a new track mounted wireline Hanjin D&B rig and a custom Turkish manufactured rig. The Turkish rig was replaced by another Hanjin D&B rig in June 2015.

All holes are either HQ or PQ in sized diamond drilling. A total of 219 holes were drilled including fifteen holes which were twinned due to problems with core recovery near the surface. The average length of the holes is 309 metres with a maximum length of 636 metres and minimum of 12 metres. The maximum vertical distance reached was approximately 570 metres below surface. Drilling is spaced on an approximate 25 metre x 25 metre grid, and most holes dip approximately 60°, either to the west or east. Drillholes up to hole number HTD-007 were not down-hole surveyed. Holes HTD-008 to HTD-192A were down-hole surveyed using a Devico survey tool by Geoteknik. Surveys were taken whilst drilling and/or at the completion of drilling from bottom up or top down. The survey interval was 40 metres, starting at 10 metres below the collar. Drillholes were initially located using GPS or differential GPS. The final collar positions were located by a licenced surveyor. The drill core was collected and transported to the logging facilities where it was geologically logged, photographed and cut for sampling.

Core recovery was generally greater than 90% for samples below the surface sediments. There is no relationship between core recovery and grade or core recovery and mineralization.

Sampling, Analysis and Data Verification

Sample preparation was conducted according to a set of documented standard operating procedures, including photographing of drill core, logging, density measurements, and half core sampling of the entire drillhole. MARL/Lidya’s sampling protocol for drill core consists of routine collection of samples at nominal 1 metre lengths, terminated at lithological or alteration contacts within mineralization, and for 2 metre sample intervals outside mineralized zones. The entire length of the drillhole is sampled. Detailed logging of all drillholes was undertaken on site at Yukarimaden. Core recoveries are measured and recorded in the database and recovery is generally between 90 to 100% in fresh rock. Results from the analysis were sent to the Lidya office then compiled into a spreadsheet. For bulk density determination, 10-15 centimetre core samples are taken approximately every 10 metres and oven-dried (105°C) for 24 hours. Dry samples are weighed with an electronic scale, waxed and weighed in both air and water. Dry bulk density values are calculated using a standard Archimedes Principle formula.

Since commencement of drilling in 2014, Lidya has implemented a QA/QC system incorporating certified standards, blanks and field duplicate samples. The program included:

•	certified reference materials (“CRMs”) inserted every 20 samples;

•	pulp blanks of certified material inserted every 20 samples; and

•	field duplicates of quarter core inserted every 40th sample.

All CRMs and blanks were obtained from an independent third-party provider, Geostats Pty Ltd. Field duplicates consist of cutting the remaining half core into two with the core saw, resulting in one quarter core being submitted to the laboratory as the field duplicate and one quarter core being retained for reference.

Monitoring of standards, blanks and laboratory duplicates has been undertaken by Lidya and previous MARL geologists. All blank values returned values of less than 0.1 grams per tonne gold. A small number of standards fell marginally outside the certified control limits, with the remaining standards in that batch passing. Most of the duplicate samples returned values within 10% of the original assay. Analysis of round-robin checks between certified laboratories indicated good correlations.

Two certified laboratories have been used for both sample preparation and assaying:

•	SGS Ankara; and

•	ALS Chemex in Ankara.

Except for ALS Chemex and SGS Ankara, no other laboratory was used for sample preparation and assaying.

Normal security measures are undertaken throughout the sampling and shipping processes. Half core is placed in a numbered sample bag and the other half stored in the core box for reference. Collected samples are stored in an area of the camp at Yukarimaden that is separate from the rest of the camp facilities to minimize unnecessary traffic near the sample processing area. After the samples are placed in plastic bags and secured by ties, they are placed in sequence, inside a shelter constructed for that purpose. When sufficient samples are generated, they are placed in larger sacks that are labelled with the sample sequence they contain, and the sacks are then securely closed. Samples are then dispatched to SGS’s Ankara sample preparation laboratory. Currently the retained split core is stored on site at Yukarimaden.

A total of 2,087 gold standards and 539 copper, lead and zinc standards were inserted since 2014. As at February 19, 2015, cross laboratory round-robin checks were performed on 3,027 samples. The internal QA/QC report for September 25, 2019, refers to 4,475 laboratory pulp checks.

Based on the results of the quality control, the Hod Maden Report considers the following:

•	the results from the blank assays indicate good equipment cleaning;

•	the laboratory has a low-grade bias for the two low grade gold standards (0.51 grams per tonne gold and 0.643 grams per tonne gold);

•	the copper, lead and zinc standard results appear to more variable than the gold standards; and

•	the drillhole sample assays are suitable for the estimation and reporting of the mineral resources under NI 43-101.

AMC geologists have conducted site inspections of field procedures and drill core on two occasions, reviewed data management systems, and have undertaken independent assessments of QA/QC results. AMC concluded that, notwithstanding some minor concerns relating to the QA/QC analyses, the Hod Maden assay/drillhole data is suitable for mineral resource estimation and reporting.

SGS laboratory is accredited/certified to ISO 9001 and independent from MARL/Lidya and any relationship is commercial in nature.

Mineral Processing and Metallurgical Testing

The objectives of the metallurgical testing in the feasibility study phase were understanding the effects of ore variability on flotation performance, flowsheet optimization for maximizing gold recovery, derivation of grade vs recovery curves and conducting test work, such as thickening, filtration, Levin tests, Metso Jar tests, transportable moisture limit (“TML”) and Self-Heating capacity tests to derive design parameters for the process plant. Five types of lithology (Andesite Breccia, Chlorite Andesite Breccia, Dacite Breccia, Gypsum Volcano Sedimentary and Massive Pyrite) were identified in the Hod Maden ore deposit. A comprehensive ore variability test work program was conducted using 99 samples representing lithological and grade variations, and spatial distribution in the ore body.

Key outcomes of the work program and subsequent metallurgical interpretation include:

•

chemical and mineralogical characteristics of the massive pyrite (“MPY”) lithology were different from the other lithologies. The sulfide sulfur (“Ss”) content was >15% and the gold was mostly in refractory form;

•

the rock breakage parameter (A*b) of the ore types ranged between 33.4 to 98.1 and Bond Ball Work indices ranged between 10.4 kWh/tonne and 20.6 kWh/tonne, indicating that the samples were in hard to medium hardness range according to the JKTech database. The softest samples were from MPY, and the hardest from Dacite Breccia lithology. Eightieth percentile of A*b and BWi were 45 and 16 kWh/tonne, respectively;

•

the optimum flotation flowsheet and conditions developed during the PFS phase were applied to the ore variability samples. The flotation flowsheet is based on bulk sulfide mineral flotation (mill-float-mill-float mode of operation; mill to a product 80% passing size (“P80”) of 106 µm – bulk rougher float –mill to a P80 of 38 µm – bulk scavenger float), regrinding the bulk concentrate to a P80 of 30 µm at high pH and three stages of copper cleaner flotation to produce a +20% copper concentrate and maximize gold recovery to the copper concentrate. Gold loss is essentially to the copper scavenger tailing, which can realize a high sulfur pyrite concentrate, however gold concentrations were under payable levels (<9 grams per tonne gold);

•

the ore variability test work showed the opportunity to produce pyrite concentrate with payable gold levels from ore samples containing >15% Ss and >10 grams per tonne gold, irrespective of type of lithology. Therefore, the ore samples were classified in to two groups; the samples containing <15% Ss were named as Regular Ore (“RO”) and the second group of samples with >15% Ss named as Pyrite Ore (“PO”). Further flotation tests were performed for optimization of flotation conditions using master composite samples from both RO and PO;

•	a bulk sulfide mineral flotation mode of operation was found as the optimum flowsheet for RO producing +20% copper grade copper concentrate at high copper and gold recoveries;

•

a sequential copper-pyrite flotation mode of operation was developed for PO to control the mass flow to the copper regrinding stage and cleaner flotation and produce pyrite concentrate with payable gold content. The flowsheet consists of primary grinding to a P80 of 53 µm in the presence of lime (pH 11.5), copper flotation using a selective copper collector (Aero3418A) followed by pyrite rougher flotation using SIPX (sodium iso-propyl xanthate) as collector, regrinding the copper rougher concentrate to a P80 of 30 µm and three stages of copper cleaner flotation. The pyrite rougher concentrate and the copper scavenger flotation tailings were combined as the final pyrite concentrate. The sequential flotation flowsheet and the flotation conditions were tested with a locked cycle flotation test (“LCT”) using the master composite sample of PO and production of a pyrite concentrate with payable gold content was confirmed. Given these findings, additional ore variability test program was planned and conducted to derive the grade vs recovery curves for the PO;

•

results of simulated open cleaner flotation and LCTs were used to establish grade versus recovery curves for copper, gold and sulfide sulfur. Grade-recovery equations were derived separately for each lithology in RO ore. For PO ore, the grade-recovery equations were derived for the single ore type PO using the results of PO variability tests. Scale-up factors were applied to the gold recovery (0.97) and the copper recovery (0.98). These equations were used by AMC to calculate concentrate production over the life of mine. The table below shows the average grade and recovery figures of the copper and pyrite concentrates produced over the life of mine according to the production figures provided by AMC. The average gold and copper recoveries were calculated as 85% and 93%, respectively.

Grade and Recovery Values Over Life of Mine

Products	Ore Type	Grade		Recovery (%)
		Copper (%)	Gold (g/t)	Copper	Gold
Copper Concentrate	RO	22	119	95.20	83.61
	PO	28	103	87.06	59.63
Pyrite Concentrate	PO		14		30.4

TOTAL:				92.69	85.4

•

Effects of distribution of different lithologies on flotation performance were investigated for RO and PO separately. Six RO and five PO ore production samples were selected from 99 variability composites prepared for the earlier metallurgical study. The test results showed clearly that different lithological distribution in RO and PO did not adversely affect the flotation performance. Feed grade and mass pull to the concentrates were the main parameters affecting the grade and recovery;

•

Detailed chemical analysis of the copper and pyrite concentrates produced from LCT tests show that concentrations of penalty elements are low and do not negatively affect marketing of both concentrates;

•

Thickening and filtration tests showed that Fast-acting Filter Press could produce copper and pyrite concentrates with moisture levels of 9.5% and 7.6%, respectively. TML of the copper and pyrite concentrates were measured as 11% and 9.1%, respectively. The self-heating tests showed that both copper and pyrite concentrates were not classified as Material Hazardous in Bulk or Dangerous Goods Class 4.2 for the purposes of bulk transport;

•

A large portion of the bulk flotation tailing is going to be used for production of paste and should be filtered. A de-sliming circuit has been proposed, based on the use of a de-sliming cyclone, filtration of the underflow and thickening of the overflow. Thickening of the overflow produced a product of 37% to 40.5% solids with yield stress of 28 Pa to 34 Pa. The cyclone underflow material could be effectively dewatered using various filtration techniques. Residual filer cake moisture was 19.0% with horizontal vacuum belt filtration and 19.4% with disk filtration; and

•

Perth (Australia) tap water was used in the ore variability metallurgical tests. The LCT tests were conducted with water circulation. Concentrations of the dissolved ions and pH of the tailing water samples were at expected range and not harmful for flotation. Effects of the mine site water on flotation performance was tested in Ankara (Turkey). It was found that the natural waters that shall be drawn upon for the mining operation at Hod Maden are of high quality. The higher sulfate concentration is to be expected as a result of sulfide oxidation affecting mine waters. Gypsum scaling over time is expected at Hod Maden, however it is not expected to be significant enough to warrant dosing of antiscalant, although this will be monitored in operations.

The metallurgical test work and variability analysis did not indicate a material risk of deleterious elements. The economic model has no allowance for penalties or reduced payabilities due to deleterious elements.

Mineral Resources and Mineral Reserve Estimates

Mineral Resources – Introductory Discussion

Geological zones incorporated into the mineral resource model are based on lithological interpretations in the form of wireframes solids. Copper and gold mineralization has been interpreted as wireframes solids within the main (northern) zone as groupings of chlorite andesite breccia, massive (+enriched) pyrite, and a contact enveloping shell, and within the south dacite-hosted zone as a series of loosely- defined subzones. In addition, a number of zinc-defined mineralization zones have been defined adjacent to and sub-parallel to the North Zone. Gold, copper and zinc grades for individual zones, along with a series of minor elements, have been estimated either by ordinary kriging or inverse distance squared weighting. Densities have been assigned as averages according to mineralized zones.

The following table sets forth the estimated mineral resources for the Hod Maden project as of July 27, 2019.

Category	Tonnes (000s)	Gold Equivalent (grams per tonne)	Gold Grade (grams per tonne)	Copper (%)	Contained Gold Ounces (000s)	Contained Copper (Mlb)
Measured	2,461	24.3	20.7	2.3	1,634	124
Indicated	5,683	8.8	6.2	1.7	1,133	206
TOTAL MEASURED AND INDICATED:	8,143	13.5	10.6	1.8	2,768	330
INFERRED:	1,342	6.5	5.4	0.7	232	21

NOTES:

(1)	All mineral resources conform to NI 43-101 and CIM definitions for mineral resources.

(2)	Mineral resources are based on an NSR cut-off US$63/tonne for gold/copper zones.
(3)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(4)	Metal prices used as input into the NSR cut-off calculation are: US$1,300 per ounce gold and US$6,614/tonne copper.
(5)	Mineral resources are inclusive of any mineral reserves.
(6)	Totals may not add up due to rounding.
(7)	Calculation of the gold equivalent grade is by the following formula: AuEq = [Au ounces + (Cu pounds x 3/1,300) x 31.10348]/tonnes.
(8)

The qualified person for the scientific and technical information regarding the Hod Maden project contained or incorporated by reference in this prospectus, including the review and approval of the mineral resource estimates detailed above, is Imola Götz, M.Sc., P.Eng, F.E.C., Vice President, Mining & Engineering of the Corporation, a qualified person under NI 43-101.

The Hod Maden Report indicates its authors are not aware of any environmental, permitting, legal, title, taxation, socioeconomic, marketing, political, or other similar factors that could materially affect the stated mineral resource estimates set forth above.

Mineral Reserves – Introductory Discussion

Mineral reserves are defined within an underground mine plan generated considering diluted measured and indicated mineral resources. Mineral resources were converted to mineral reserves recognizing the level of confidence in the mineral resource estimate and reflecting modifying factors, and after consideration of all mining, metallurgical, social, environmental, statutory and economic aspects of the project. The mineral reserve is that part of the mineral resource that can be economically mined by underground mining methods. Proven mineral reserve was derived from the measured mineral resource and some measured blocks below US$63 per tonne NSR value included within the stope or development shape. Probable mineral reserve was derived from both the measured and indicated mineral resource and some measured and indicated blocks below US$63 per tonne NSR value included within the stope or development shape. The measured resource within the drift and fill (“DAF”) development shapes above 783mRL elevation was downgraded to probable reserve due to the greater uncertainty with regard to the modified DAF mining method.

The following table sets forth the estimated mineral reserves for the Hod Maden project as of July 31, 2020.

Classification	Tonnes (000s)	Gold Equivalent (grams per tonne)	Gold Grade (grams per tonne)	Copper (%)	Contained Gold Ounces (000s)	Contained Copper (Mlb)
Proven	1,899	19.4	16.7	1.7	1,021	71
Probable	6,798	8.8	6.5	1.4	1,431	216
TOTAL PROVEN AND PROBABLE:	8,696	11.1	8.8	1.5	2,452	287

NOTES:

(1)	All mineral reserves conform to NI 43-101 and CIM definitions for mineral reserves.
(2)	The mineral reserves estimation was carried out using a breakeven cut-off value of US$82/tonne and incremental cut-off values of US$63/tonne for stopes and US$40/tonne for development.
(3)	Mineral reserve is estimated using metal prices of US$1,300 per ounce gold and US$3.00 per pound copper.
(4)	Totals may not add up due to rounding.
(5)	Mineral reserves are reported on the basis of mined ore to be delivered to the plant as mill feed.
(6)	Processing recovery and payable factors averaged 85% and 98% respectively for gold and 93% and 95% respectively for copper.
(7)	The average mining recovery and dilution factors applied were 94%and 10% respectively.

(8)

Probable reserve gold grade and contained metal is higher than the indicated resource grade and contained metal due to the inclusion of measured resource from the modified DAF mining area above the 783 metres elevation.

(9)	Calculation of the gold equivalent grade is by the following formula: AuEq = [Au ounces + (Cu pounds x 3/1,300) x 31.10348]/tonnes.
(10)

The qualified person for the scientific and technical information regarding the Hod Maden project contained or incorporated by reference in this prospectus, including the review and approval of the mineral reserve estimates detailed above, is Imola Götz, M.Sc., P.Eng, F.E.C., Vice President, Mining & Engineering of the Corporation, a qualified person under NI 43-101.

The Hod Maden Report indicates that its authors are not aware of any environmental, permitting, legal, title, taxation, socioeconomic, marketing, political, or other similar factors that could materially affect the stated mineral reserve estimates set forth above.

Mining Operations

The Hod Maden Report contemplates that the deposit will be mined entirely utilizing underground mining techniques to minimize disturbance on the surface where a mosque and burial ground are located directly above the deposit. The deposit consists of a main and southern area however very little economic mineralization is currently modelled in the south area. The underground mine will be divided into two distinct mining zones with a modified DAF underground mining technique applied to the upper mine area and long hole stoping (“LHS”) applied to the lower mine area. The bulk of the mineralization is located in the lower mine area, which will be accessed through a single portal north of the deposit with secondary egress, fresh air intake and primary exhaust through vertical shaft development. The upper mine will be accessed through two shafts located north and south of the mineralization. The main area extends 450 metres vertically from surface over a strike distance of approximately 300 metres. For the lower mine level, spacing will be 25 metres and for the upper mine DAF levels will be extracted primarily in 3 metre high increments.

The lower mine will use electric-hydraulic jumbos for excavation and ground support with diesel powered LHD loaders and articulated dump trucks for material handling. Ground support will use fibrecrete extensively. Stopes will be drilled using electric-hydraulic top hammer long hole drills. The upper mine will utilise excavators and rotary cutters for excavation and frontend loaders, bobcats, LHD’s and shaft gantry cranes for material handling. Fibrecrete will be used extensively for primary support of tunnels. For the lower mine, ore will be trucked to the surface run-of-mine (“ROM”) pad located approximately 500 metres from the portal in the Maden Valley. Waste will be trucked to a temporary waste dump near the portal from where it will be rehandled to a permanent waste dump through an access tunnel to the Saliçor Valley. For the upper mine, ore and waste will be hoisted to the surface via each of the shafts and then rehandled to the ROM pad or temporary waste dump.

From the commencement of portal construction, the mine has an expected life of 15 years, of which there will be 13 years of processing the 8.7 million tonne mineral reserve.

Mining Method Selection

The Hod Maden Report proposes an alternative mining method and mining footprint in the upper mine to that presented in the EIA. The technical analysis for this alternative mining method was incomplete at the time of the EIA submission and will necessitate further consultation with the government prior to implementation.

The deposit, in general, lends itself to underground mining as although it is located close to surface, the surrounding topography is mountainous and generally not well suited to the placement of large waste dumps and stockpiles. Open pit mining was also considered unsuitable due to, as mentioned above, the commitment to minimise disturbance of the mosque and burial ground located directly above the main area of the Hod Maden deposit. The two main underground mining methods selected for Hod Maden are LHS and DAF. LHS was selected for the more competent ground conditions in the lower mine due to the flexibility of the mining method and the suitable geometry of the deposit – steeply dipping with moderate width. The DAF mining method is suitable for the poor ground conditions encountered in the upper section of the deposit. The underhand mining method allows high recovery while limiting exposure to the poor ground conditions.

Mining Schedule

Aside from a small amount of ore from development in Year -2, ore production commences during Year -1 with target production of close to 0.8 million tonnes per annum projected to start during Year 3 and be maintained for eight years. A total of 8.7 million tonnes of ore with an average grade of 1.5% copper and 8.8 grams per tonne gold, is scheduled to be mined during the 15-year mine life. During the mine life, a total of 1.6 million tonnes of waste is scheduled to be produced. The overall 15 year mine operation consists of two years of pre-development (years -2 and -1) and 13 years of process plant operation and concentrate production.

Processing and Recovery Operations

The processing plant will have the capability of treating 800,000 dry tonnes per year of ROM ore. The plant design will incorporate crushing, grinding, and flotation techniques to maximize the recovery of copper and gold from the ore.

Flotation test work has demonstrated the majority of the sulfide minerals/assemblages are liberated at 106 microns (“µm”), however grinding the bulk rougher tailing finer improves the overall gold recovery. Following economic evaluation, the mill-float-mill-float (MF2) flowsheet was selected. The ore to be processed has been classified into two main categories; RO and PO, and the flowsheet will be reconfigured when processing PO to maximize the recovery of gold.

The RO flowsheet is summarized as:

•	primary ore crushing of ROM to produce a crusher product size of 80% passing 77 millimetres (“mm”);

•	primary milling in closed circuit with hydrocyclones to produce an 80% passing 106 µm grind size;

•

bulk flotation of the primary ground material to generate a bulk concentrate. The bulk concentrate is directed to the Regrind Circuit. The bulk flotation tailings is directed to the Secondary Grinding Circuit;

•

secondary grinding of the bulk flotation tail in a variable speed stirred mill in closed circuit with hydrocyclones to produce an 80% passing 38 µm grind size. Secondary grinding of the bulk rougher tail improves the recovery of gold;

•

bulk scavenger flotation of the secondary ground material to the bulk scavenger concentrate. The bulk scavenger concentrate is directed to the Copper Flotation Circuit. The bulk scavenger tailings, low in sulfidic material is directed to the low sulfide tailings thickener;

•	a concentrate regrind mill in closed circuit with hydrocyclones to produce an 80% passing 30 µm grind size;

•

a Copper Flotation Circuit, comprising rougher and scavenger stages. The copper rougher concentrate is directed to the Copper Cleaner Flotation Circuit. The copper scavenger concentrate is recirculated to the copper flotation conditioning tank;

•	three stages of copper cleaner flotation to produce a final concentrate at the required copper grade;

•	product thickening, filtration and packaging;

•	sulfide tailings thickening and disposal to the tailings storage facility; and

•	low sulfide tailings deslime circuit, thickening, filtration and paste backfill.

The PO flowsheet will produce a copper concentrate and a saleable pyrite concentrate maximizing the overall gold recovery from the circuit. The flowsheet is summarized as:

•	primary ore crushing of ROM to produce a crusher product size of 80% passing 77 mm;

•	two stage grinding (primary milling followed by secondary milling) in closed circuit with hydrocyclones to produce an 80% passing <53 µm grind size;

•

the Bulk Rougher Flotation Circuit will function as a copper float, achieved by raising the slurry pH to 11 – 11.5 with the addition of hydrated lime to the grinding circuit. Increasing the pH allows selective recovery of copper minerals whilst suppressing pyrite. The copper concentrate is directed to the Regrind Circuit;

•

the Bulk Scavenger Flotation Circuit will function as a pyrite float. This is achieved by the addition of selective reagents. The pyrite concentrate is directed to the sulfide tailings thickener, repurposed as a pyrite concentrate thickener. The pyrite float tailings, low in sulfidic material is directed to the low sulfide tailings thickener;

•	a concentrate regrind mill in closed circuit with hydrocyclones to produce an 80% passing 30 µm grind size;

•	the Copper Flotation Circuit on RO will function as the first cleaner stage on PO;

•	the first and second copper cleaner stages on RO will function as the second and third copper cleaner stages on PO. The third copper cleaner stage on RO will be bypassed when processing PO;

•	copper concentrate and pyrite concentrate thickening, filtration and packaging (dedicated systems for copper and pyrite concentrates); and

•	low sulfide tailings deslime circuit, thickening, filtration and paste backfill.

Various utility and plant infrastructure such as water supply, reagents supply and distribution, air services, electrical energy supply and distribution, roads, communications and site buildings will support the Hod Maden project.

Exploration, metallurgical test work and study work to date has indicated that the development of the Hod Maden project is economically viable.

See also the section herein entitled “Technical Information – Hod Maden Project – Mineral Processing and Metallurgical Testing” for additional information on test results relating to recoverability of copper and gold.

Infrastructure, Permitting and Compliance Activities

Infrastructure

The Hod Maden project is essentially a greenfield site. Some historical workings are evident, but nothing that has any significance to the project. Some infrastructure has already been established to support the exploration activities, but this will only be used for pioneering activities once the project is approved to proceed.

The majority of the proposed project infrastructure, including the process plant, paste plant, water treatment facility, transformer station and mining offices, will be located in the Maden Valley near the deposit. The tailings facility, mining waste dump, and quarry will be located to the north in the Salicor Valley. A tunnel will be constructed to connect the Maden Valley to the Salicor Valley. Grid power is available on site and some workforce can be based out of Artvin city nearby.

The following summarizes the new key project infrastructure required to establish and operate the mine:

•	roads and site access roads, including:

•	Yukarimaden access road and tunnels;

•	Powerline Valley tunnel access road;

•	Saliçor Valley access tunnel; and

•	Tailings storage facility (“TSF”) access and waste dump facility access roads;

•	mining surface infrastructure, including:

•	Mining office (located adjacent to the ROM pad);

•	Ventilation exhaust fans;

•	Heavy vehicle workshop and lubricant storage facilities;

•	Cemented aggregate fill and shotcrete batch plants;

•	Fuel farm;

•	Waste re-handle stockpile;

•	Heavy vehicle and light vehicle wash-down bay;

•	Temporary explosives magazine;

•	Core shed; and

•	Mobile equipment go-line for shift change;

•	administration buildings and processing infrastructure:

•	Main administration and gatehouse;

•	Plant technical services and control room;

•	Emergency response team and health unit;

•	Dry (change house) and canteen;

•	Plant warehouse and stores;

•	Laboratory;

•	Plant maintenance workshop;

•	Paste plant control room and laboratory; and

•

Process production buildings will be constructed to house the processing areas comprising crushing, grinding and flotation, concentration filtration and storage (including weighbridge), paste filtration, paste mixing, water treatment, water services and air services;

•	Tailings pump station and pipeline;

•	TSF;

•	Waste rock storage facility (“WDF”);

•	Power supply and distribution;

•	Water supply and treatment;

•	Surface water management infrastructure;

•	Permanent village;

•	Waste and sewage treatment infrastructure;

•	Communications; and

•	Security and fencing.

Trabzon, Rize and Hopa ports were investigated as the most probable ports for future shipments. All three ports are already used for export of mineral concentrates (bulk as well as in containers), and have enough capacity to accept the traffic and the capacity to manage the handling of Hod Maden concentrates in bulk or in containers. Subject to final negotiations and agreement by both parties, Hopa port will be the preferred port of export. At Hopa port, there will be a warehouse to store pyrite concentrates and open yard for containers.

Permitting

Originally there were four exploration licences under consideration as part of the Hod Maden project. Since 2017, two of the original licences were let go and two consolidated into a single licence (No. 87288). Additionally, the feasibility study has provided greater details of the Hod Maden project, hence its location has become more refined and the EIA boundaries have been determined accordingly. The fundamental change in terms of project definition and impact has been to locate the proposed processing plant in the Maden Valley (as opposed to the Saliçor Valley as was defined in the PFS). This decision was made on the basis of a well subscribed land purchasing program in Yukarımaden Village. The expropriation program for remaining land is now well advanced.

Fundamental to advancing the Hod Maden project was the positive decision for the EIA from the Ministry by letter dated November 17, 2021. It is understood that: (i) there are no material commitments imposed by the EIA approval process that are not allowed for in task and/or funding in the cost build up; and (ii) the concerns raised in the assessments of the government’s Review Committee that have translated to an additional commitment (to that submitted) do not give cause to modify the engineered solution for the Hod Maden project that is described in the Hod Maden Report pending obtaining some additional permits, the most significant being one for use of tailings paste backfill underground.

Few permits have been obtained in the past few years; however, a Soil Protection Plan has been prepared by and approved by the Provincial Directorate of Food, Agriculture and Livestock. A permit for non-agricultural land use was obtained from the Provincial Directorate of Food, Agriculture and Livestock. Most permits will follow the positive decision on the EIA and are not considered a risk to the schedule. If the tailings paste backfill permit cannot be obtained timeously (as government regulations currently do not allow use of such), the mine will be started on cemented aggregate fill and/or cemented waste rock fill.

Community Factors

The site has been surveyed and no items or archeological or heritage interest have been found. There are no protected areas in the mine licence area.

The Hod Maden project will have a positive economic effect in the area, creating opportunities for employment and supportive services and industry. This will be associated with an influx of people with appropriate skills into the area from the construction phase, however this population increase will be quite modest and there is unlikely to be any negative impact on existing income generating activities and existing facilities in the region. Artmin has completed the construction of a social facility and this has been handed over to the villagers.

Environmental and Related Factors

Significant investigations have been made in defining the biodiversity of the areas to be impacted by the Hod Maden project since 2017. A biodiversity action plan will be implemented that focuses on ensuring the status of critical and endemic species is not negatively impacted by the implementation of the mining project, that any impact on the environment overall is minimized, and that the site can be readily rehabilitated upon mine closure. Environmental management planning and reporting will meet all regulations.

Since 2017, a meteorological station has been operational at Hod Maden, and on this basis climatic assumptions have been remodeled since the PFS. The only material change to come of this was a realization that the precipitation in the area is lower than previously modeled. Baseline measurements have been made in respect to air quality, water quality, noise and soil quality, with the objective to understand what impact will be made by the proposed project and the measures required to manage any adverse effects that may manifest as a result of mining activity within acceptable limits.

A soil preservation program has been devised and this will be used for rehabilitation upon mine closure. Measures will be taken to control dust, emissions and noise in line with Turkish regulations. Treated contact water that is discharged into the Maden stream will be in accordance with the Turkish regulation limits. During construction and land clearing control measures will be particularly important, in terms of biodiversity management, dust and noise minimization, erosion control and management of impact on beds and banks.

Fundamental to the Hod Maden project will be water management, which will of course translate to a localized impact of the groundwater levels in and around the mine and sealing of the Maden creek bed and banks to avoid mine flooding. Most water drawn from the ground will be used for processing ore.

The mine waste and tailings have been geochemically tested and characterized as potentially acid forming. Accordingly, the resultant landforms to store mine waste and process tailings will be sealed at the base and the top, covered and then revegetated. Long term diversion drains (i.e. permanently re-aligned water courses) will keep water off these landforms and erosion controls will be put in place to ensure their long-term stability.

At the end of mining, the portals and shafts will be sealed off, buried and the mine flooded. In other areas the mine infrastructure (including processing plant and buildings) will be dismantled and the areas rehabilitated for either forestry or agricultural use.

Capital and Operating Costs

Capital Costs

The upfront pre-production capital cost for the Hod Maden project has been estimated at US$308,921,000, including a contingency of US$30,746,000. This cost is estimated to an AACE Class 3 classification with a target accuracy of ±15% as at the third quarter (Q3) of 2020 and excludes the sunk costs incurred to establish the exploration camp, the exploration camp access road and costs of studies conducted prior to and leading up to full project approval.

Cost Area	Capital Cost (US$ millions)
Mining Predevelopment Costs	62.7
Mining Surface Infrastructure	1.8
Other Site Infrastructure	78.3
Process Plant Infrastructure	55.5
EPCM Consultant fees, indirect costs and construction facilities	37.4
Owners Costs	42.5
Project Contingency	30.7

TOTAL UPFRONT CAPITAL EXPENDITURE:	308.9

Sustaining Costs

Sustaining capital comprises life of mine costs of a capital nature, inclusive of process plant improvements, TSF embankment lifts, road and tunnel re-sheeting, owner’s equipment fleet purchase, ongoing replacement and rebuild of mobile equipment, additional underground infrastructure, and continuation of capitalized lateral and vertical mine development.

Sustaining Cost	LOM Total (US$ millions)
Mining Sustaining Capital	55.5
Mine Development	41.0
Process Improvements	7.1
Re-sheeting of main access road	10.2
Re-sheeting of internal roads	5.9
Surface Water Management	1.7
Tailings Storage Facility	2.2

TOTAL SUSTAINING COSTS:	123.6

Closure Costs

Closure costs have been estimated at US$15.65 million, as follows:

Cost Area	Closure Costs (US$ millions)
Plant Pads, Internal Roads and Ramps	0.24
ROM	0.03
Water Storage and Event Ponds	0.02
Wastewater Treatment Plant	0.01
Process Plant	8.06
TSF	5.08
WDF	2.21

TOTAL:	15.65

Operating Costs

The operating cost for the Hod Maden project is exclusive of sustaining and deferred capital costs, reflects an estimate base date of third quarter 2020 and complies with an AACE Class 3 estimate, as follows:

Direct Site Operating Cost	LOM Total (US$ millions)	LOM Average per US$/tonne milled (dry)
Mining Operating Cost	467	53.71
Processing Plant	211	24.26
General and Administration	96	11.04

TOTAL OPERATING COSTS:	774	89.01

Economics

Parameters & Project Economics Summary

Mill Design Capacity	800,000 tonnes per annum
Mine Life	13 years
Average Annual Production	Gold: 156,000 ounces Copper: 19.6 million pounds
Total Production	Gold: 2,027,000 ounces Copper: 255 million pounds
Average Recovery Rate	Gold: 85% Copper: 93%
Average Head Grade	Gold: 8.8 g/t Copper: 1.5%
Projected All-in Sustaining Cost[1]	By-product[1]: US$334/ounce gold Co-product[1]: US$595/ounce gold
Upfront Capital	US$309 million
Base Case Commodity Prices	US$1,599/ounce gold US$3.19/pound copper
NPV (5% discount rate)	Pre-tax: US$1.3 billion Post-tax: US$1.05 billion
IRR	Pre-tax: 41% Post-tax: 36%
Payback Period (from start of production)	Post-tax: 2.0 years

NOTE:

(1)	AISC is a non-IFRS measure. Please refer to the section “Non-IFRS and Other Financial Measures Disclosure” above in this prospectus for additional information.

The post-tax NPV of US$1.05 billion, using a 5% real discount rate, has an IRR of 36% and payback period of two years. As previously defined above in this prospectus, but defined here again for clarity, the all-in-sustaining cost (“AISC”) for gold with copper as a by-product credit is US$334 per ounce.

By-Product Basis US$/ounce
Mining Operating Cost	230
Processing Operating Cost	104
TC/RCs (net of credits & penalties) & Transport Costs	95
G&A Operating Cost & Other	55
Revenue from Sales of Payable Copper	(401)
Projected C1 Cost[1]	84
Royalties	172
Sustaining Capital Depreciation	57
Corporate Costs	13
Closure Costs	8
Projected AISC[1]:	334

NOTE:

(1)

C1 Cost per gold ounce on a by-product basis and AISC per gold ounce on a by-product basis are non-IFRS measures. Please refer to the section “Non-IFRS and Other Financial Measures Disclosure” above in this prospectus for additional information.

Forecast Annual Cashflows

Period	Units	LOM Total	Y -3	Y -2	Y -1	Y 1	Y 2	Y 3	Y 4	Y 5	Y 6	Y 7	Y 8	Y 9	Y 10	Y 11	Y 12	Y 13	Y 14
Project Cashflows	Millions
Project Net Cashflow Pre-Tax	Millions	2,242	(67)	(165)	(96)	162	219	246	202	171	166	131	213	211	238	193	226	208	(15)
Project Net Cashflow Post-Tax	Millions	1,794	(67)	(165)	(96)	150	179	206	167	140	138	107	173	172	194	157	179	175	(15)
Discounted Cashflow Pre-Tax	Millions	1,328	(65)	(153)	(85)	136	175	187	146	119	109	82	127	120	129	100	111	98	(7)
Discounted Cashflow Post-Tax	Millions	1,049	(65)	(153)	(85)	125	143	157	121	97	91	67	103	98	105	81	88	82	(7)

Exploration, Development and Production

All implementation work on the Hod Maden project is intended to be undertaken pursuant to a number of Engineering, Procurement and Construction Management (“EPCM”) style contracts. With respect to the main plant and infrastructure, the lead EPCM contractor will undertake the engineering, design, drafting, equipment procurement, construction management and specification of the process plant and infrastructure. Artmin will engage and independently manage the mining contractor who will develop the main decline and other mining infrastructure. If the EPCM contractor is not a Turkish entity, the EPCM contractor will work with a Turkish company (or companies) to manage the in-country project management, procurement, contract management, construction management and commissioning of the process plant facilities and associated infrastructure.

It is envisaged that the project will be constructed over a 36-month period from receipt of the EIA approval.

Key project milestones are:

Milestone	Month After Commencement
Project commencement	Month 1
EIA permit issued	Month 5
EPCM contractor engaged	Month 5
Mining contractor engaged	Month 9
Forestry permit issued	Month 10
Mining contractor mobilisation	Month 12
Commence decline development	Month 14
Saliçor valley access tunnel complete	Month 21
WDF construction complete	Month 21
TSF complete and ready to accept tailings	Month 33
First ore to ROM pad	Month 36
First ore to mill	Month 38
Commissioning Complete and Hand Over	Month 41

The critical path is driven by the following activities:

•	application for and receipt of the Forestry permit;

•	commence development of Saliçor Valley access road (south, in Powerline Valley);

•	commence development of topsoil and temporary mine waste storage facility;

•	complete topsoil storage facility and commence development of portal and decline;

•	complete Saliçor Valley access road, tunnel and Waste Dump Facility. Commence hauling waste to Saliçor Valley;

•	commence production of ore and deliver first ore to mill; and

•	plant handover and commercial production.

Risks and Recommendations

As with any mineral development, there are many latent conditions relating to ore body definition, geological, geotechnical, variability in mineralogy and metallurgical response, and hydrogeological issues that can only be understood to a certain degree through drilling prior to actual mining. These influences and human factors have the potential to impact on assumed productivity and revenue. Metallurgical response to the intended plant requires similar consideration of risk. This risk has been largely offset by conservative process design factors applied to established technology.

The challenges presented by final permitting, shear terrain, significant water flows across the property, freehold land ownership above the orebody and necessary fine grinding are considered manageable.

Risks associated with environmental issues include the process of obtaining permits relative to potential delays or interruptions in commencement of construction, mining or operation of the process facilities. In terms of biodiversity impact, following a strong but adaptable biodiversity action plan will be the key to avoiding risks associated with negative effects on the populations of living organisms. Other environmental risks that will require significant management oversight will include traffic (a road fatality is one of the highest identified risks for this project) and control of groundwater, such that mine flooding during operation is averted and contamination is avoided.

Potential risk associated with geological hazards due to rockslides has been identified within the upper cut slopes above the TSF.

The main recommendations to be considered before final project sanction center around finalizing project approvals and reporting, while reducing residual project uncertainty to prepare for execution activities. The project approvals process, including forestry permits, falls on the critical path, and Artmin should focus on completing these activities above all others, to avoid a delay in obtaining site access.

Interpretations and Conclusions

As stated above, exploration, metallurgical test work and study work to date has indicated that the development of the Hod Maden project is economically viable.

Since completion of the PFS in 2018, the level of detail in the Hod Maden project has been elevated and uncertainty reduced to enable completion of the definitive feasibility study. As the level of definition has increased, several major changes to the PFS plan were required. These changes included the following:

•	geotechnical interpretation of crown pillar;

•	change in crown pillar mining technique;

•	relocation of main plant infrastructure;

•	pyrite concentrate production;

•	removal of dry-stacked tailings facility and combination of sulfide and low-sulfide TSF;

•	relocation of the waste dump to Saliçor Valley;

•	requirements for site access roads and tunnels; and

•	recognition of environmental diversity.

The aforementioned changes have resulted in significant adjustments to the project scope of works, capital cost estimate and economics. Notwithstanding these changes, the Hod Maden project is expected to yield strong economic returns.

Subsequent Events

Subsequent to the date of the Hod Maden Report, in July 2022, Lidya was awarded the final permit from Turkey’s Ministry of Forests. See “The Corporation – Recent Developments – Hod Maden Forestry Permit”.

Antamina Mine

See “Appendix C – Information Concerning Sandstorm” in the Nomad Acquisition Circular which is incorporated by reference in this prospectus for a description of the Antamina mine based on the Antamina Report, which technical report was prepared for Compañía Minera Antamina S.A., the Peruvian company that owns and operates the project and is jointly owned by Teck, BHP Billiton plc and Glencore plc, and filed on March 22, 2011, and information that has been disclosed by Teck, which was sourced from the Teck AIF filed on February 25, 2022. Teck is a reporting issuer in certain jurisdictions of Canada and the Antamina Report and Teck AIF are available under Teck’s profile on SEDAR. Information contained in the Nomad Acquisition Circular with respect to the Antamina mine has been prepared in accordance with the exemption set forth in Section 9.2 of NI 43-101. Imola Götz, M.Sc., P.Eng, F.E.C., Vice President, Mining & Engineering of the Corporation, a qualified person under NI 43-101, has approved the disclosure of scientific and technical information in respect of the Antamina mine in the Nomad Acquisition Circular.

RISK FACTORS

Before deciding to invest in the Securities, investors should carefully consider all of the information contained in, and incorporated or deemed to be incorporated by reference in, this prospectus and any applicable prospectus supplement. An investment in the Securities is subject to certain risks, including risks related to the business of the Corporation, risks related to Mining Operations and risks related to the Corporation’s securities described in the documents incorporated or deemed to be incorporated by reference in this prospectus. See the risk factors below and the “Risk Factors” section of any applicable prospectus supplement and the documents incorporated or deemed to be incorporated by reference herein and therein. Each of the risks described in these sections and documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a loss of your investment. Additional risks and uncertainties not known to us or that we currently deem immaterial may also impair our business, financial condition, results of operations and prospects.

We may be treated as a “passive foreign investment company” under the U.S. Internal Revenue Code, which could result in adverse U.S. federal income tax consequences for U.S. investors

Prospective U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences if we are classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. The determination of whether we are a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and such determination will depend on the composition of our income, expenses and assets from time to time and the nature of the activities performed by our officers and employees. Prospective U.S. investors should carefully read the tax discussion in the applicable prospectus supplement for more information and consult their own tax advisors regarding the likelihood and consequences of the Corporation being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse income tax consequences but may result in an inclusion in gross income without receipt of such income.

CONSOLIDATED CAPITALIZATION

Except as described below, there have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, since the date of the Interim Financial Statements. The following table sets forth the

Corporation’s consolidated capitalization as at June 30, 2022, adjusted to give effect to the material changes in the Common Shares since June 30, 2022, the date of the Interim Financial Statements, and further adjusted to give effect to the BaseCore Transaction, the Nomad Acquisition and the Spin-Out Transaction. The table should be read in conjunction with the Interim MD&A and Interim Financial Statements, including the notes thereto and the other financial information contained or incorporated by reference herein.

	As at June 30, 2022		As at June 30, 2022 After Giving Effect to the BaseCore Transaction, the Nomad Acquisition and the Spin-Out Transaction(1)
Share Capital (in thousands of U.S. dollars)	US$	697,710	US$	1,348,739
Outstanding (Authorized – unlimited)		192,236,215		280,114,424	(2)
Non-current liabilities (in thousands of U.S. dollars)	US$	26,690	US$	548,185	(3)

NOTES:

(1)	Pursuant to the BaseCore Transaction and the Nomad Acquisition, an aggregate of 87,878,209 Common Shares were issued. Nil Common Shares were issued pursuant to the Spin-Out Transaction.
(2)	Pursuant to the BaseCore Transaction and the Nomad Acquisition, an aggregate of 87,878,209 Common Shares were issued. Nil Common Shares were issued pursuant to the Spin-Out Transaction.
(3)	See “The Corporation – Recent Developments – Upsized Credit Facility” and “The Corporation – Recent Developments – Platreef Gold Stream”.

The applicable prospectus supplement will describe any further material change, and the effect of such material change, on the Corporation’s share and loan capital that will result from the issuance of Securities pursuant to such prospectus supplement.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, the Corporation currently expects to use the net proceeds from the sale of Securities offered by the Corporation hereby to finance future Streams and the purchase of royalties and/or for other general corporate purposes, including the repayment of indebtedness. Any specific allocation of the net proceeds of an offering to a specific purpose will be determined at the time of the offering and will be described in the relevant prospectus supplement, including reasonable detail of the principal purposes of the proposed use of net proceeds in accordance with the requirements of Section 4.2 of Form 44-101F1, as well as the business objectives expected to be accomplished using the net proceeds of such offering and each significant event that must occur to accomplish such business objective, including the cost thereof, in accordance with Section 4.7 of Form 44-101F1, and the net proceeds that any Selling Securityholders expect to receive.

The Corporation may, from time to time, issue securities (including equity and debt securities) other than pursuant to this prospectus or any applicable prospectus supplement.

Unless otherwise set forth in the applicable prospectus supplement, the Corporation will not receive any proceeds from the sale of Securities by any Selling Securityholder.

EARNINGS COVERAGE RATIO

Earnings coverage ratios will be provided as required in the applicable prospectus supplement with respect to the issuance of Debt Securities pursuant to this prospectus.

PLAN OF DISTRIBUTION

The Corporation may from time to time, during the 25-month period that this prospectus remains valid, offer for sale and issue Securities.

We may, from time to time, offer and sell the Securities (i) to, or through, underwriters, dealers or agents designated by us, purchasing as principal or acting as agent; (ii) to one or more purchasers directly, through a specific bidding or auction process or otherwise, pursuant to applicable statutory exemptions; or (iii) through a combination of any of these methods of sale, at amounts and prices and other terms determined by the Corporation. We may offer Securities in the same offering, or we may offer Securities in separate offerings. In addition, subject to certain condition, Securities may be offered and issued in consideration for certain exchange offers or business combination transactions. Such consideration may consist of any of the Securities separately, a combination of Securities or any combination of Securities, cash and assumption of liabilities.

The Securities may be sold, from time to time, in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market price, at varied prices determined at the time of sale, or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX, NYSE or other existing trading markets for the Securities, on the over-the-counter market, in negotiated transactions or under delayed delivery contracts or pursuant to other contractual commitments. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of the Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable prospectus supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such prospectus supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Corporation.

Each prospectus supplement relating to each issue of Securities offered pursuant to this prospectus, to the extent applicable, will describe the terms of the offering, including the number and terms of the Securities to which such prospectus supplement relates, including the type of Security being offered, the method of distribution of such Securities, the name or names of any underwriters, dealers or agents with whom we or any Selling Securityholder have entered into arrangements with respect to the sale of such Securities, the name of any Selling Securityholder, the public offering or purchase price of such Securities and the net proceeds to the Corporation or any Selling Securityholder. The prospectus supplement will also include any underwriting discounts or commissions and other items constituting underwriters’ compensation and will identify any securities exchanges on which the Securities may be listed.

This prospectus may also, from time to time, relate to the offering of Securities by certain Selling Securityholders. The Selling Securityholders may sell all or a portion of the Securities beneficially owned by them and offered thereby from time to time to one or more purchasers directly, through applicable statutory exemptions, to or through one or more underwriters, dealers or agents, purchasing as principal or acting as agent, or through a combination of any of these methods of sale, at amounts and prices and other terms determined by the Corporation or such Selling Securityholder. Any underwriter, dealer or agent involved in an offering of Securities pursuant to this prospectus by a Selling Securityholder will be named, and any commissions or fees payable by us or by such Selling Securityholder to that underwriter, dealer or agent, will be set out in the applicable prospectus supplement. Securities may be sold by the Selling Securityholders in one or more transactions at fixed prices (which may be changed from time to time), at market prices prevailing at the time of the sale, at varying prices determined at the time of sale, at prices related to prevailing market prices or at negotiated prices.

Only underwriters named in the prospectus supplement are deemed to be underwriters in connection with such Securities offered by that prospectus supplement. The Selling Securityholders and intermediaries through whom such Securities are sold may be deemed “underwriters” within the meaning of the U.S. Securities Act with respect to sales of Securities, and any profits realized or commissions received may be deemed underwriting compensation.

Underwriters, dealers and agents who participate in the distribution of Securities may be entitled, under agreements which may be entered into with the Corporation and, if applicable, any Selling Securityholder to indemnification by us and/or such Selling Securityholder, against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we and/or any Selling Securityholder enter into agreements may be customers of, engage in transactions with, or perform services for, us and/or such Selling Securityholder in the ordinary course of business.

Underwriters, dealers or agents may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at-the-market distribution” as defined in NI 44-102 and subject to limitations imposed by and the terms of any regulatory approvals required and obtained under, applicable Canadian securities laws which includes sales made directly on an existing trading market for the Common Shares, or sales made to or through a market maker other than on a securities exchange. In connection with any offering of Securities (unless otherwise specified in a prospectus supplement relating to the particular offering of Securities and other than an “at-the-market distribution”), the underwriters, dealers or agents may, subject to applicable law, over-allot or effect transactions that stabilize or maintain the market price of the Securities offered at levels other than that which might otherwise exists in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriter’s, dealer’s or agent’s over-allocation position acquires those Securities under this prospectus, as supplemented by any prospectus supplement.

No underwriter, dealer or agent involved in an “at-the-market distribution”, no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with such an underwriter, dealer or agent may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or Securities of the same class as the Securities distributed under the “at-the-market” prospectus, including selling an aggregate number or principal amount of Securities that would result in the underwriter, dealer or agent creating an over-allocation position in the Securities.

We may authorize agents or underwriters to solicit offers by eligible institutions to purchase Securities from us at the public offering price set forth in the applicable prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commissions payable for solicitation of these contracts will be set forth in the applicable prospectus supplement.

Each class or series of Securities, other than the Common Shares, will be a new issue of Securities with no established trading market. Subject to applicable laws, any underwriter may make a market in such Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. There may be limited liquidity in the trading market for any such Securities. Unless otherwise specified in the applicable prospectus supplement, we do not intend to list any of the Securities other than the Common Shares on any securities exchange. Consequently, unless otherwise specified in the applicable prospectus supplement, there is no trading market through which the Debt Securities, the Warrants, Subscription Receipts and Units may be sold and purchasers may not be able to resell any such Securities purchased under this prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”. No assurances can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

SELLING SECURITYHOLDERS

Securities may be sold under this prospectus by way of a secondary offering by or for the account of certain of our securityholders.

The terms under which the Securities will be offered by any Selling Securityholder will be described in the applicable prospectus supplement. Any prospectus supplement concerning an offering of Securities by a Selling Securityholder will include, without limitation, the following information, where applicable:

•	the name(s) of the Selling Securityholder(s);

•	the number or amount of Securities owned, controlled or directed of the class being distributed by each Selling Securityholder;

•	the number or amount of Securities of the class being distributed for the account of each Selling Securityholder;

•

the number or amount of Securities of any class to be owned, controlled or directed by the Selling Securityholder after the distribution and the percentage that number or amount represents out of the total number or amount of outstanding Securities of the class or series being distributed;

•	whether the Securities are owned by the Selling Securityholder(s) both of record and beneficially, of record only, or beneficially only;

•

if the Selling Securityholder purchased any of the Securities held by it in the 24 months preceding the date of the prospectus supplement and the date(s) the Selling Securityholder acquired the Securities;

•

if the Selling Securityholder acquired the Securities held by it in the 12 months preceding the date of the prospectus supplement and the cost thereof to the Selling Securityholder in the aggregate and on an average cost-per-security basis; and

•	all other information that is required to be included in the applicable prospectus supplement.

On August 15, 2022, in connection with the completion of the Nomad Acquisition, the Corporation entered into a registration right agreement (the “Registration Rights Agreement”) with Orion Mine Finance Fund II LP and Orion Mine Finance Fund III LP. For a summary of certain material provisions of the Registration Rights Agreement, see the section entitled “The Arrangement – Registration Rights Agreement” in the Nomad Acquisition Circular, which is incorporated by reference herein, which is to be read together with the Registration Rights Agreement, a copy of which can be found under the Corporation’s SEDAR profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

DESCRIPTION OF SECURITIES

Common Shares

The Corporation is authorized to issue an unlimited number of Common Shares. As of September 21, 2022, there were 280,124,713 Common Shares issued and outstanding.

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Corporation’s board of directors at its discretion from funds legally available for the payment of dividends and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Debt Securities

In this section describing the Debt Securities, the term “Corporation” refers only to Sandstorm Gold Ltd. without any of its subsidiaries.

As of September 21, 2022, there are nil Debt Securities outstanding. The following description sets forth certain general terms and provisions of Debt Securities that may be issued hereunder and is not intended to be complete. The Debt Securities may be offered separately or together with other Securities, as the case may be. The specific terms of Debt Securities, including the extent to which the general terms described in this section apply to those Debt Securities, will be set forth in the applicable prospectus supplement.

The Debt Securities will be issued in one or more series under an indenture (the “Indenture”) to be entered into between the Corporation and one or more trustees (the “Trustee”) that will be named in a prospectus supplement for a series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture to be entered into has been filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part and will be filed with the securities commissions or similar authorities in each of the provinces and territories of Canada when it is entered into. The description of certain provisions of the Indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture. Terms used in this summary that are not otherwise defined herein have the meaning ascribed to them in the Indenture.

The Corporation may issue Debt Securities and incur additional indebtedness other than through the offering of Debt Securities pursuant to this prospectus.

General

The Indenture does not limit the aggregate principal amount of Debt Securities which the Corporation may issue under the Indenture and does not limit the amount of other indebtedness that the Corporation may incur. The Indenture provides that the Corporation may issue Debt Securities from time to time in one or more series which may be denominated and payable in United States dollars, Canadian dollars or any other currency. Unless otherwise indicated in the applicable prospectus supplement, the Indenture also permits the Corporation, without the consent of the holders of any Debt Securities, to increase the principal amount of any series of Debt Securities the Corporation has previously issued under the Indenture and to issue such increased principal amount.

The particular terms relating to Debt Securities offered by a prospectus supplement (the “Offered Securities”) will be described in the related prospectus supplement. This description may include, but may not be limited to, any of the following, if applicable:

•

the specific designation of the Offered Securities; any limit on the aggregate principal amount of the Offered Securities; the date or dates, if any, on which the Offered Securities will mature and the portion (if less than all of the principal amount) of the Offered Securities to be payable upon declaration of acceleration of maturity;

•

the rate or rates (whether fixed or variable) at which the Offered Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Offered Securities that are in registered form;

•	the terms and conditions under which the Corporation may be obligated to redeem, repay or purchase the Offered Securities pursuant to any sinking fund or analogous provisions or otherwise;

•	the terms and conditions upon which the Corporation may redeem the Offered Securities, in whole or in part, at its option;

•	the covenants applicable to the Offered Securities;

•	the terms and conditions for any conversion or exchange of the Offered Securities for any other securities;

•

whether the Offered Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Securities which are in bearer form and as to exchanges between registered form and bearer form;

•	whether the Offered Securities will be issuable in the form of registered global securities (“Global Securities”), and, if so, the identity of the depositary for such registered Global Securities;

•

the denominations in which registered Offered Securities will be issuable, if other than denominations of US$1,000 and integral multiples of US$1,000 and the denominations in which bearer Offered Securities will be issuable, if other than US$5,000;

•

each office or agency where payments on the Offered Securities will be made (if other than the offices or agencies described under the heading “Payment” below) and each office or agency where the Offered Securities may be presented for registration of transfer or exchange;

•	if other than United States dollars, the currency in which the Offered Securities are denominated or the currency in which the Corporation will make payments on the Offered Securities;

•	any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Offered Securities; and

•

any other terms of the Offered Securities which apply solely to the Offered Securities, or terms described herein as generally applicable to the Debt Securities which are not to apply to the Offered Securities.

Unless otherwise indicated in the applicable prospectus supplement:

•	holders may not tender Debt Securities to the Corporation for repurchase; and

•	the rate or rates of interest on the Debt Securities will not increase if the Corporation becomes involved in a highly leveraged transaction or the Corporation is acquired by another entity.

The Corporation may issue Debt Securities under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance and, in such circumstances, the Corporation may offer and sell those Debt Securities at a discount below their stated principal amount. The Corporation will describe in the applicable prospectus supplement any Canadian and U.S. federal income tax consequences and other special considerations applicable to any discounted Debt Securities or other Debt Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes.

Any Debt Securities issued by the Corporation will be direct, unconditional and unsecured obligations of the Corporation and will rank equally among themselves and with all of the Corporation’s other unsecured, unsubordinated obligations, except to the extent prescribed by law. Debt Securities issued by the Corporation will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of the Corporation’s subsidiaries. The Corporation will agree to provide to the Trustee (i) annual reports containing audited financial statements and (ii) quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

Form, Denomination, Exchange and Transfer

Unless otherwise indicated in the applicable prospectus supplement, the Corporation will issue Debt Securities only in fully registered form without coupons, and in denominations of US$1,000 and integral multiples of US$1,000. Debt Securities may be presented for exchange and registered Debt Securities may be presented for registration of transfer in the manner to be set forth in the Indenture and in the applicable prospectus supplement, without service charges. The Corporation may, however, require payment sufficient to cover any taxes or other governmental charges due in connection with the exchange or transfer. The Corporation will appoint the Trustee as security registrar. Bearer Debt Securities and the coupons applicable to bearer Debt Securities thereto will be transferable by delivery.

Payment

Unless otherwise indicated in the applicable prospectus supplement, the Corporation will make payments on registered Debt Securities (other than Global Securities) at the office or agency of the Trustee, except that the Corporation may choose to pay interest (a) by check mailed to the address of the person entitled to such payment as specified in the security register, or (b) by wire transfer to an account maintained by the person entitled to such payment as specified in the security register. Unless otherwise indicated in the applicable prospectus supplement, the Corporation will pay any interest due on registered Debt Securities to the persons in whose name such registered Securities are registered on the day or days specified in the applicable prospectus supplement.

Registered Global Securities

Unless otherwise indicated in the applicable prospectus supplement, registered Debt Securities of a series will be issued in global form that will be deposited with, or on behalf of, a depositary (the “Depositary”) identified in the prospectus supplement. Global Securities will be registered in the name of the Depositary, and the Debt Securities included in the Global Securities may not be transferred to the name of any other direct holder unless the special circumstances described below occur. Any person wishing to own Debt Securities issued in the form of Global Securities must do so indirectly by virtue of an account with a broker, bank or other financial institution that, in turn, has an account with the Depositary.

Special Investor Considerations for Global Securities

The Corporation’s obligations under the Indenture, as well as the obligations of the Trustee and those of any third parties employed by the Corporation or the Trustee, run only to persons who are registered as holders of Debt Securities. For example, once the Corporation makes payment to the registered holder, the Corporation has no further responsibility for the payment even if that holder is legally required to pass the payment along to an investor but does not do so. As an indirect holder, an investor’s rights relating to a Global Security will be governed by the account rules of the investor’s financial institution and of the Depositary, as well as general laws relating to debt securities transfers.

An investor should be aware that when Debt Securities are issued in the form of Global Securities:

•	the investor cannot have Debt Securities registered in his or her own name;

•	the investor cannot receive physical certificates for his or her interest in the Debt Securities;

•

the investor must look to his or her own bank, brokerage firm or other financial institution for payments on the Debt Securities and protection of his or her legal rights relating to the Debt Securities;

•

the investor may not be able to sell interests in the Debt Securities to some insurance companies and other institutions that are required by law to hold the physical certificates of Debt Securities that they own;

•

the Depositary’s policies will govern payments, transfers, exchange and other matters relating to the investor’s interest in the Global Security; the Corporation and the Trustee will have no responsibility for any aspect of the Depositary’s actions or for its records of ownership interests in the Global Security; the Corporation and the Trustee also do not supervise the Depositary in any way; and

•	the Depositary will usually require that interests in a Global Security be purchased or sold within its system using same-day funds.

Special Situations When Global Security Will be Terminated

In a few special situations described below, a Global Security will terminate and interests in it will be exchanged for physical certificates representing Debt Securities. After that exchange, an investor may choose whether to hold Debt Securities directly or indirectly through an account at its bank, brokerage firm or other financial institution. Investors must consult their own banks, brokers or other financial institutions to find out how to have their interests in Debt Securities transferred into their own names, so that they will be registered holders of the Debt Securities represented by each Global Security.

The special situations for termination of a Global Security are:

•	when the Depositary notifies the Corporation that it is unwilling, unable or no longer qualified to continue as Depositary (unless a replacement Depositary is named); and

•	when and if the Corporation decides to terminate a Global Security.

The prospectus supplement may list situations for terminating a Global Security that would apply only to the particular series of Debt Securities covered by the prospectus supplement. When a Global Security terminates, the Depositary (and not the Corporation or the Trustee) will be responsible for deciding the names of the institutions that will be the initial direct holders.

Merger, Amalgamation or Consolidation

Pursuant to the Indenture, the Corporation may not amalgamate or consolidate with or merge with or into any other person or convey, transfer, lease or otherwise dispose of its properties and assets substantially as an entirety to any person unless: (a) either (1) the Corporation is the continuing corporation or (2) the person (if other than the Corporation) formed by such consolidation or amalgamation or into which the Corporation is merged or the person which acquires by conveyance, transfer, lease or other disposition the properties and assets of the Corporation substantially as an entirety (i) is a corporation, company, partnership or trust organized and validly existing under (A) the federal laws of Canada or the laws of any province or territory thereof, (B) the laws of the United States or any State thereof or the District of Columbia or (C) if such consolidation, amalgamation, merger or other transaction would not impair (as determined by resolution of the board of directors of the Corporation) the rights of the holders of the applicable series of Debt Securities, in any other country, provided, that if such successor corporation is organized under the laws of such other country described in this clause (C), the successor corporation shall, pursuant to the supplemental indenture referred to in clause (ii) below, (1) expressly become obligated to provide an opinion of counsel in such successor jurisdiction or a ruling from the applicable taxing authority in such successor jurisdiction in connection with any defeasance of such Debt Securities pursuant to the Indenture, (2) add certain references to such successor jurisdiction in the Indenture, (3) appropriately revise the Indenture to add references to any “preference” or other similar period under applicable bankruptcy, insolvency or other similar laws of the successor jurisdiction or any province, territory, state or other political subdivision thereof and, (4) if necessary, revise the Indenture to extend the 91-day period referred to therein so that it is at least one day longer than any such “preference” or similar period of the successor jurisdiction, and (ii) assumes by operation of law or expressly assumes, by a supplemental indenture with respect to all Debt Securities of each series outstanding under the Indenture, all of the obligations of the Corporation under such Debt Securities; and (b) immediately after giving effect to such transaction no Default or Event of Default (each, as defined in the Indenture) shall have occurred and be continuing.

In the event of any transaction described in and complying with the conditions listed in the immediately preceding paragraph in which the Corporation is not the continuing corporation, the successor or continuing person formed or remaining will succeed to, and be substituted for, and may exercise every right and power of, the Corporation under the Indenture, and thereafter the Corporation will, except in the case of a lease, be discharged from all obligations and covenants under the Indenture and the outstanding Debt Securities of each series.

Events of Default

Unless otherwise indicated in the applicable prospectus supplement, the term “Event of Default” with respect to Debt Securities of any series means any of the following:

(a)	default in the payment of the principal of (or any premium on) any Debt Security of that series at its maturity;

(b)	default in the payment of any interest on any Debt Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days;

(c)	default in the deposit of any sinking fund payment, when the same becomes due by the terms of the Debt Securities of that series;

(d)

default in the performance, or breach, of any other covenant or agreement of the Corporation in the Indenture in respect of the Debt Securities of that series (other than a covenant or agreement for which default or breach is specifically dealt with elsewhere in the Indenture), where such default or breach continues for a period of 90 days after written notice thereof to the Corporation by the Trustee or the holders of at least 25 per cent in principal amount of all outstanding Debt Securities affected thereby;

(e)	certain events of bankruptcy, insolvency or reorganization; or

(f)	any other event of default provided with respect to the Debt Securities of that series.

If an Event of Default occurs and is continuing with respect to Debt Securities of any series, then the Trustee or the holders of not less than 25 per cent in principal amount of the outstanding Debt Securities of that series may require the principal amount (or, if the Debt Securities of that series are original issue discount securities or indexed securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Debt Securities of that series and any accrued but unpaid interest on such Debt Securities be paid immediately. However, at any time after a declaration of acceleration with respect to Debt Securities of any series or all series affected (or of all series, as the case may be) has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding Debt Securities of such series or of all series affected (or of all series, as the case may be), by written notice to the Corporation and the Trustee, may, under certain circumstances, rescind and annul such acceleration. The applicable prospectus supplement will contain provisions relating to acceleration of the maturity of a portion of the principal amount of original issue discount securities or indexed securities upon the occurrence of any Event of Default and the continuation thereof.

Other than its duties in the case of an Event of Default, the Trustee will not be obligated to exercise any of its rights and powers under the Indenture at the request or direction of any of the holders, unless the holders have offered to the Trustee reasonable indemnity. If the holders provide reasonable indemnity, the holders of a majority in principal amount of the outstanding Debt Securities of all series affected by an Event of Default may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of all series affected by such Event of Default.

No holder of a Debt Security of any series will have any right to institute any proceedings, judicial or otherwise, unless:

•	such holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of that series;

•

the holders of at least 25 per cent in principal amount of the outstanding Debt Securities of all series affected by such Event of Default have made written request and have offered reasonable indemnity to the Trustee to institute such proceedings as trustee; and

•

the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in the aggregate principal amount of outstanding Debt Securities of all series affected by such Event of Default a direction inconsistent with such request, within 60 days after such notice, request and offer.

However, these limitations do not apply to a suit instituted by the holder of a Debt Security for the enforcement of payment of principal of or interest on such Debt Security on or after the applicable due date of such payment.

The Corporation will be required to furnish to the Trustee annually an officers’ certificate as to the performance of certain of its obligations under the Indenture and as to any default in such performance.

Defeasance

In this section, the term “defeasance” means discharge from some or all of the Corporation’s obligations under the Indenture with respect to Debt Securities of a particular series. Unless otherwise stated in the applicable prospectus supplement, if the Corporation deposits with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity or a redemption date of the Debt Securities of a particular series, then at its option:

•

the Corporation will be discharged from its obligations with respect to the Debt Securities of such series with certain exceptions, and the holders of the Debt Securities of the affected series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Debt Securities and replacement of lost, stolen or mutilated Debt Securities and certain other limited rights. Such holders may look only to such deposited funds or obligations for payment; or

•	the Corporation will no longer be under any obligation to comply with certain covenants under the Indenture, and certain Events of Default will no longer apply to it.

Unless otherwise stated in the applicable prospectus supplement, to exercise defeasance the Corporation also must deliver to the Trustee:

•

an opinion of U.S. counsel to the effect that the deposit and related defeasance would not cause the holders of the Debt Securities of the applicable series to recognize income, gain or loss for U.S. federal income tax purposes and that holders of the Debt Securities of that series will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; and

•

an opinion of Canadian counsel or a ruling from the Canada Revenue Agency that there would be no such recognition of income, gain or loss for Canadian federal or provincial income tax purposes and that holders of the Debt Securities of that series will be subject to Canadian federal and provincial income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

In addition, no Event of Default with respect to the Debt Securities of the applicable series can have occurred and the Corporation cannot be an insolvent person under the Bankruptcy and Insolvency Act (Canada). In order for U.S. counsel to deliver the opinion that would allow the Corporation to be discharged from all of its obligations under the Debt Securities of any series, the Corporation must have received from, or there must have been published by, the Internal Revenue Service a ruling, or there must have been a change in law so that the deposit and defeasance would not cause holders of the Debt Securities of such series to recognize income, gain or loss for U.S. federal income tax purposes and so that such holders would be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

Modifications and Waivers

The Corporation may modify or amend the Indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of all series affected by such modification or amendment; provided, however, unless otherwise stated in the applicable prospectus supplement, that the Corporation will be required to receive consent from the holder of each outstanding Debt Security of such affected series to:

•	change the stated maturity of the principal of, or interest on, such outstanding Debt Security;

•	reduce the principal amount of or interest on such outstanding Debt Security;

•	reduce the amount of the principal payable upon the acceleration of the maturity of an outstanding original issue discount security;

•	change the place or currency of payments on such outstanding Debt Security;

•

reduce the percentage in principal amount of outstanding Debt Securities of such series, from which the consent of holders is required to modify or amend the Indenture or waive compliance with certain provisions of the Indenture or waive certain defaults; or

•	modify any provisions of the Indenture relating to modifying or amending the Indenture or waiving past defaults or covenants except as otherwise specified.

The holders of a majority in aggregate principal amount of Debt Securities of any series or of the affected series may waive the Corporation’s compliance with certain restrictive provisions of the Indenture with respect to such series. The holders of a majority in aggregate principal amount of outstanding Debt Securities of all series with respect to which an Event of Default has occurred may waive any past default under the Indenture, except a default in the payment of the principal of or interest on any Debt Security or in respect of any item listed above.

The Indenture or the Debt Securities may be amended or supplemented, without the consent of any holder of such Debt Securities, in order to, among other things, cure any ambiguity or inconsistency, or to make any change, in any case, that does not adversely affect the interests of any holder of such Debt Securities.

Consent to Jurisdiction and Service

Under the Indenture, the Corporation will irrevocably appoint an authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the Offered Securities or the Indenture that may be instituted in any United States federal or New York state court located in the City of New York, and will submit to such non-exclusive jurisdiction.

Governing Law

The Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

Since a substantial portion of the assets of the Corporation are outside the United States, any judgment obtained in the United States against the Corporation may need to be satisfied by seeking enforcement of such judgment in a court located outside of the United States from the Corporation’s assets. The Corporation has been advised by its Canadian counsel, Cassels Brock & Blackwell LLP, that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated upon United States federal securities laws.

The Trustee

The Trustee under the Indenture or its affiliates may provide banking and other services to the Corporation in the ordinary course of their business.

The Indenture will contain certain limitations on the rights of the Trustee, as long as it or any of its affiliates remains the Corporation’s creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The Trustee and its affiliates will be permitted to engage in other transactions with the Corporation. If the Trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the Debt Securities, the Trustee must eliminate the conflict or resign.

Warrants

As of September 21, 2022, there are nil Warrants outstanding, other than the obligation for Sandstorm Gold to issue 2,660,720 Common Shares on exercise of certain warrants of Nomad adjusted in connection with the Nomad Acquisition, and expiring on November 19, 2022 and May 13, 2024. The Corporation may issue Warrants to purchase Common Shares or Debt Securities. Warrants may be issued independently or together with other Securities and may be attached to or separate from those Securities. Warrants will be issued under one or more warrant indentures, including supplemental indentures to one of our existing warrant indentures, to be entered into between the Corporation and one or more banks or trust companies acting as warrant agent, to be named in the relevant prospectus supplement, which will establish the terms and conditions of the Warrants. A copy of any warrant indenture or supplemental warrant indenture relating to an offering of Warrants will be filed by us with the securities regulatory authorities in applicable Canadian offering jurisdictions and the United States after we have entered into it.

The following description sets forth certain general terms and provisions of the Warrants and is not intended to be complete. You should read the particular terms of the Warrants that are offered by us, which will be described in more detail in any applicable prospectus supplement. The statements made in this prospectus relating to any warrant indenture and Warrants to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant indenture and the prospectus supplement describing such warrant indenture. The prospectus supplement will also state whether any of the general provisions summarized below do not apply to the Warrants being offered.

Any prospectus supplement relating to any Warrants the Corporation offers will describe the terms of the Warrants and include specific terms relating to their offering. All such terms will comply with the requirements of the TSX and the NYSE relating to Warrants. This description will include, where applicable:

•	the designation and aggregate number of Warrants offered;

•	the price at which the Warrants will be offered;

•	the currency or currencies in which the Warrants will be offered;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•

the number of Common Shares or Debt Securities that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares or Debt Securities may be purchased upon exercise of each Warrant;

•

the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of shares that may be purchased, (ii) the exercise price per share, or (iii) the expiry of the Warrants;

•	whether we will issue fractional Common Shares or Debt Securities;

•	whether we have applied to list the Warrants on a securities exchange;

•	the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the Warrants and the related Securities will be transferable separately;

•	whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

•	material United States and Canadian federal income tax consequences of owning the Warrants; and

•	any other material terms or conditions of the Warrants.

The holders of Warrants will not be shareholders of the Corporation. Holders of Warrants are entitled only to receive the Common Shares or Debt Securities subject to the Warrants on satisfaction of the conditions provided in the warrant indenture or supplemental warrant indenture.

Subscription Receipts

As of September 21, 2022, there are nil Subscription Receipts outstanding. The Corporation may issue Subscription Receipts that will entitle holders to receive, upon satisfaction of certain release conditions and for no additional consideration, Common Shares, Debt Securities, Warrants, Units or any combination thereof. Subscription Receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Corporation and an escrow agent (the “Escrow Agent”), to be named in the relevant prospectus supplement, which will establish the terms and conditions of the Subscription Receipts. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any Subscription Receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriter or agent. A copy of any Subscription Receipt Agreement will be filed by us with the securities regulatory authorities in applicable Canadian offering jurisdictions and the United States after we have entered into it.

The following description sets forth certain general terms and provisions of Subscription Receipts and is not intended to be complete. You should read the particular terms of the Subscription Receipts that are offered by us, which will be described in more detail in any applicable prospectus supplement. The statements made in this prospectus relating to any Subscription Receipt Agreement and Subscription Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement and the prospectus supplement describing such Subscription Receipt Agreement. The prospectus supplement will also state whether any of the general provisions summarized below do not apply to the Subscription Receipts being offered.

Any prospectus supplement relating to any Subscription Receipts the Corporation offers will describe the terms of the Subscription Receipts and include specific terms relating to their offering. All such terms will comply with the requirements of the TSX and the NYSE relating to Subscription Receipts. This description will include, where applicable:

•	the designation and aggregate number of Subscription Receipts offered;

•	the price at which the Subscription Receipts will be offered;

•	the currency or currencies in which the Subscription Receipts will be offered;

•

the designation, number and terms of the Common Shares, Debt Securities, Warrants, Units or any combination thereof to be received by holders of Subscription Receipts upon satisfaction of the release conditions, and the procedures that will result in the adjustment of those numbers;

•

the conditions (the “Release Conditions”) that must be met in order for holders of Subscription Receipts to receive for no additional consideration Common Shares, Debt Securities, Warrants, Units or any combination thereof;

•

the procedures for the issuance and delivery of the Common Shares, Debt Securities, Warrants, Units or any combination thereof to holders of Subscription Receipts upon satisfaction of the Release Conditions;

•

whether any payments will be made to holders of Subscription Receipts upon delivery of the Common Shares, Debt Securities, Warrants, Units or any combination thereof upon satisfaction of the Release Conditions;

•	the identity of the Escrow Agent;

•

the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of Subscription Receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

•	the terms and conditions pursuant to which the Escrow Agent will hold the Common Shares, Debt Securities, Warrants, Units or any combination thereof pending satisfaction of the Release Conditions;

•	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Corporation upon satisfaction of the Release Conditions;

•

if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commission in connection with the sale of the Subscription Receipts;

•

procedures for the refund by the Escrow Agent to holders of Subscription Receipts of all or a portion of the subscription price for their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

•	any entitlement of the Corporation to purchase the Subscription Receipts in the open market by private agreement or otherwise;

•	whether the Corporation will issue the Subscription Receipts as global securities and, if so, the identity of the depositary for the global securities;

•	whether the Corporation will issue the Subscription Receipts as bearer securities, registered securities or both;

•

provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms attaching to the Subscription Receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, Debt Securities, Warrants or other securities of the Corporation, any other reorganization, amalgamation, merger or sale of all or substantially all of the Corporation’s assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

•	whether we have applied to list the Subscription Receipts on a securities exchange;

•	material United States and Canadian federal tax consequences of owning the Subscription Receipts; and

•	any other material terms or conditions of the Subscription Receipts.

The holders of Subscription Receipts will not be shareholders of the Corporation. Holders of Subscription Receipts are entitled only to receive Common Shares, Debt Securities, Warrants, Units or any combination thereof on satisfaction of the conditions provided in the Subscription Receipt Agreement, including the satisfaction of any cash payment provided in the Subscription Receipt Agreement, if the Release Conditions are satisfied. If the Release Conditions are not satisfied, holders of Subscription Receipts shall be entitled to a refund of all or a portion of the subscription price therefor and all or a portion of the pro rata share of interest earned or income generated thereon, as provided in the Subscription Receipt Agreement.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Corporation (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive a refund of all or a portion of the subscription price for their Subscription Receipts plus their pro rata entitlement to interest earned or income generated on such amount, in accordance with the terms of the Subscription Receipt Agreement. The Common Shares, Debt Securities, Warrants, Units or any combination thereof may be held in escrow by the Escrow Agent, and will be released to the holders of Subscription Receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Rescission

The Subscription Receipt Agreement will also provide that any material misrepresentation in this prospectus, the prospectus supplement under which the Subscription Receipts are offered, or any amendment hereto or thereto, will entitle each initial purchaser of Subscription Receipts to a contractual right of rescission following the issuance of the Common Shares, Debt Securities or Warrants to such purchaser entitling such purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Common Shares, Debt Securities or Warrants, provided that such remedy for rescission is exercised in the time stipulated in the Subscription Receipt Agreement. This right of rescission does not extend to holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire Subscription Receipts in the United States.

Global Securities

The Corporation may issue Subscription Receipts in whole or in part in the form of one or more global securities, which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable prospectus supplement. The global securities may be in temporary or permanent form. The applicable prospectus supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable prospectus supplement will also describe the exchange, registration and transfer rights relating to any global security.

Modifications

The Subscription Receipt Agreement will provide for modifications and alterations to the Subscription Receipts issued thereunder by way of a resolution of holders of Subscription Receipts at a meeting of such holders or by a consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement. The Subscription Receipt Agreement will also specify that the Corporation may amend any Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holders of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.

Units

As of September 21, 2022, there are nil Units outstanding. The Corporation may issue Units consisting of one or more Common Shares, Debt Securities, Warrants, Subscription Receipts or any combination of such Securities. You should read the particular terms of the Units that are offered by us, which will be described in more detail in any applicable prospectus supplement.

Any prospectus supplement relating to any Units the Corporation offers will describe the terms of the Units and include specific terms relating to their offering. All such terms will comply with the requirements of the TSX and the NYSE relating to Units. This description will include, where applicable:

•	the designation and aggregate number of Units being offered;

•	the price at which the Units will be offered;

•	the designation and terms of the Units and the applicable Securities included in the Units;

•	the description of the terms of any agreement governing the Units;

•	any provision for the issuance, payment, settlement, transfer or exchange of the Units;

•	the date, if any, on and after which the Units may be transferable separately;

•	whether we have applied to list the Units on a securities exchange;

•	material United States and Canadian federal tax consequences of owning the Units;

•	how, for federal income tax purposes, the purchase price paid for the Units is to be allocated among the component Securities; and

•	any other material terms or conditions of the Units.

The foregoing summary of certain of the principal provisions of the Securities is a summary of anticipated terms and conditions only and is qualified in its entirety by the description in the applicable prospectus supplement under which any Securities are being offered.

PRIOR SALES

Information in respect of Common Shares that we issued within the previous 12 month period, and in respect of securities that are convertible or exchangeable into Common Shares, will be provided as required in a prospectus supplement with respect to the issuance of Securities pursuant to such prospectus supplement.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX under the symbol “SSL” and on the NYSE under the symbol “SAND”. Information in respect of trading price and volume of the Common Shares during the previous 12-month period will be provided as required in a prospectus supplement with respect to the issuance of Securities pursuant to such prospectus supplement.

CERTAIN CANADIAN AND UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The applicable prospectus supplement will include a general summary of certain Canadian federal income tax consequences which may be applicable to a purchaser of Securities offered thereunder. The applicable prospectus supplement may also describe certain United States federal income tax consequences which may be applicable to a purchaser of Securities offered thereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code), including, to the extent applicable, such consequences relating to Debt Securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items. Investors should read the tax discussion in any prospectus supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

LEGAL MATTERS

Certain legal matters in connection with the Securities offered hereby will be passed upon on behalf of the Corporation by Cassels Brock & Blackwell LLP, with respect to Canadian legal matters, and by Neal, Gerber & Eisenberg LLP, with respect to United States legal matters.

INTEREST OF EXPERTS

Imola Götz, M.Sc., P.Eng, F.E.C., Vice President, Mining & Engineering of the Corporation, a qualified person under NI 43-101, has reviewed and approved all scientific and technical disclosure contained in this prospectus and in the documents incorporated by reference herein, including all scientific and technical information contained herein and in the documents incorporated by reference herein relating to the Antamina mine and the Hod Maden project, in accordance with NI 43-101.

As of September 21, 2022, Ms. Imola Götz holds nil Common Shares, nil stock options and 28,000 restricted share rights of the Corporation.

As of the date hereof, Cassels Brock & Blackwell LLP, and its partners and associates, hold beneficially, directly or indirectly, as a group, less than 1% of any class of outstanding securities of the Corporation.

AUDITORS

PricewaterhouseCoopers LLP is independent of the Corporation within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

The audited consolidated financial statements of Nomad as at and for the fiscal years ended December 31, 2021 and December 31, 2020, including the notes thereto incorporated by reference in this prospectus have been audited by PricewaterhouseCoopers LLP. PricewaterhouseCoopers LLP has advised that, at the time of their audit, they were independent with respect to Nomad within the meaning of the Code of ethics of chartered professional accountants (Quebec) and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

The audited carve-out financial statements of the BaseCore Royalty Package as at and for the fiscal years ended December 31, 2021 and December 31, 2020, contained or incorporated by reference in this prospectus have been audited by Deloitte LLP. As of June 30, 2022 and throughout the period covered by the financial statements of the BaseCore Royalty Package on which they reported, Deloitte LLP were independent with respect to BaseCore within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

WELL-KNOWN SEASONED ISSUER

On December 6, 2021, the securities regulatory authorities in each of the provinces and territories of Canada each independently adopted a series of substantively harmonized blanket orders, including British Columbia Instrument 44-503 – Exemption from Certain Prospectus Requirements for Canadian Well-known Seasoned Issuers (together with the equivalent local blanket orders in each of the other provinces and territories of Canada, collectively, the “WKSI Blanket Orders”). The WKSI Blanket Orders were adopted to reduce regulatory burden for certain large, established reporting issuers with strong disclosure records associated with certain prospectus requirements under NI 44-101 and NI 44-102. The WKSI Blanket Orders came into force on January 4, 2022 and allow “well-known seasoned issuers”, or “WKSIs”, to file a final short form base shelf prospectus as the first public step in an offering, and exempt qualifying issuers from certain disclosure requirements relating to such final short form base shelf prospectus. As of the date hereof, the Corporation has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders.